WRITER'S DIRECT DIAL NUMBER 212-373-3026 WRITER'S DIRECT FACSIMILE 212-492-0026 WRITER'S DIRECT E-MAIL ADDRESS jdubin@paulweiss.com

May 21, 2012

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 3720
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Emmis Communications Corporation
Revised Preliminary Proxy Statement, Filed April 16, 2012
File No. 000-23264

Dear Mr. Spirgel:

On behalf of our client, Emmis Communications Corporation, we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to Jeffrey H. Smulyan, Chief Executive Officer of Emmis Communications Corporation (“Emmis” or the “Company”) dated April 26, 2012 (the “Comment Letter”) regarding the above-referenced Revised Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”).  The Company submits in electronic form for filing the accompanying Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A with the Commission (“Amendment No. 2”).

Amendment No. 2 reflects the responses to comments received from the Staff with respect to Amendment No. 1 in the Comment Letter.  For your convenience, we have set forth below the Staff’s comments in bold typeface followed by our response thereto.  Unless otherwise indicated, caption references and page numbers refer to the captions and pages contained in Amendment No. 2.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 2.

General

1.
We note the Proposed Amendments that shareholders are being asked to approve appear to amend materially the terms of the Preferred Stock.  For instance, among other things, you are (i) canceling the amounts of accumulated but undeclared dividends on Preferred Stock and the restrictions on your ability to pay dividends or make distributions on junior stock prior to paying dividends or making distributions on Preferred Stock, and (ii) removing the ability of holders of Preferred Stock to require redemption under certain circumstances.  Please analyze for us why your solicitation of approval of the Proposed Amendments does not constitute an offer of a new security in exchange for the existing Preferred Stock.  That is, provide us with your legal analysis as to why Section 2(a)(3)and Rule 145(a) of the Securities Act of 1933 do not apply and why this transaction is not an exchange offer that should be registered on Form S-4.

We do not believe that the Proposed Amendments constitute an offer of a new security and Section 2(a)(3) and Rule 145(a) of the Securities Act of 1933 (the “Securities Act”) do not apply.  Rule 145(a) of the Securities Act provides that an “offer”, “offer to sell”, “offer for sale”, or “sale” occurs within the meaning of Section 2(3) of the Securities Act when there is submitted to security holders a plan or agreement for (i) a reclassification of securities, which involves the substitution of a security for another security, (ii) a merger or consolidation or similar plan or acquisition in which securities of a corporation held by such security holders will become or be exchanged for securities of any person, or (iii) a transfer of assets of a corporation to another person in consideration of the issuance of securities.

The Proposed Amendments clearly do not involve either a merger or consolidation or similar plan or acquisition or the transfer of assets of a corporation to another person in consideration of the issuance of securities. Therefore the analysis hinges on whether the Proposed Amendments constitute a reclassification of securities under 145(a)(1).  While a “deemed exchange” of one security for another in a reclassification may trigger the application of Rule 145(a)(1), we believe that courts and Staff guidance make clear that changes to a company’s security holders’ rights do not constitute an offer or sale of a new or different security if such changes do not fundamentally alter the nature of an investment.

In Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Cir. 1977), cert. denied, 436 U.S. 905, and cert. denied, 439 U.S. 9113 (1978), the Second Circuit Court set out the prevailing standard that “before changes in the rights of a security holder can qualify as the “purchase” of a new security under Section 10(b) and Rule 10b−5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.”  Subsequent courts have found that where there is no modification to the underlying assets and the stockholders held the exact same shares before and after the transaction, there was no “purchase” of a new security. See Gelles v. TDA Industries, 44 F.3d 102, 105−106 (2d. Cir. 1994)  If the change in either the nature of the investment or the risks associated with it is not significant,

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there is no purchase or sale of securities.  See Allard v. Arthur Andersen & Co., 957 F.Supp. 409, 420 (S.D.N.Y. 1997). Transactions that create significant changes in the nature of the investment include mergers, where stockholders are left with an investment in a different entity and exchanges of common stock for bonds, where the nature of the security has been changed from equity to debt. Id. (citing Securities and Exchange Comm’n v. National Securities, Inc., 393 U.S. 453, 467, 89 S.Ct. 564, 572, 21 L.Ed.2d 668 (1969) and Broad v. Rockwell Int’l Corp., 614 F.2d 418, 437−38 (5th Cir.1980), vacated on other grounds, 642 F.2d 929 (5th Cir.), cert. denied, 454 U.S. 965, 102 S.Ct. 506, 70 L.Ed.2d 380 (1981))..  Accordingly, situations in which stockholders are left with an investment in a different entity or exchange their common stock for bonds have been characterized as sales of new securities.  See Allard at 420.  See also Rathborne v. Rathborne, 683 F.2d 914 (5th Cir. 1982) (holding that the core issue is whether the transaction has transformed the parties’ interest such that they are participating in a wholly different enterprise).  The Staff has recognized new securities in the contexts of exchanges of preferred stock into cash or new preferred stock (SEC No-Action Letter, American Can Co., May 12, 1980) and exchanges of preferred stock into common stock (SEC No-Action Letter, Steiner Am. Corp. (May 4, 1973).

The Staff clearly avoid reclassifying consensual modifications and modifications of provisions relating to dividend payments are not characterized as fundamentally altering these terms. See SEC No−Action Letter, Leaseco Corp. (Oct 22, 1982) (where the SEC agreed to take a no action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security”); SEC No−Action Letter, Susquehanna Corp. (June 29, 1979) (where the SEC agreed to take a no−action position in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); SEC No−Action Letter, Sheraton Corp. (Nov. 24, 1978) (where the SEC agreed to take a no−action position in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture).

In light of the facts that courts and the Staff have confirmed that existing securities are not significantly altered solely by virtue of a proposed amendment to restrictions on a company’s ability to pay dividends or make distributions, these changes may be more accurately characterized as mere modifications of contractual rights that are consistent with Indiana corporate law1 and have been reviewed by the courts and the

1
We respectfully advise the Staff that the Indiana Business Corporation Law (the “IBCL”) explicitly contemplates such amendments with less than unanimous consent, as Section 23-1-38-4, dealing with the circumstances under which shares of a particular class or series of shares (including shares that otherwise have no voting rights) must be given a class vote on an amendment, provides in part:

“(a) The holders of the outstanding shares of a class are entitled to vote as a separate voting group (if shareholder voting is otherwise required by this article) on a proposed amendment if the amendment would: (4) Change the designations, rights, preferences or limitations of all or part of the shares of the class; or (9) Cancel or otherwise affect the rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class.”

Further, Emmis’ Articles of Incorporation also contemplates amendments adverse to the interests of holders of shares of Preferred Stock, as Section 7.3 of Exhibit A of the Articles of Incorporation requires approval of the holders of at least 66⅔% of the outstanding shares of Preferred Stock to approve any amendment adversely affecting the rights of such holders.

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Staff in other contexts. In fact, certain of the proposed changes, including the removal of the shareholders’ redemption rights, are consistent with the changes typically requested by issuers in consent solicitations in the capital markets today and the fact that certain Proposed Amendments may be characterized as adverse to preferred stockholders does not alter the fact that a company may pursue such consensual contractual modifications if they are in the best interests of the company.  A new security is not being offered and it is inappropriate to frame these Proposed Amendments as an unregistered attempt to exchange the Preferred Stock for new shares of  a different security.

2.
We note your response to comment 4 from our letter date April 9, 2012.  Please analyze for us in more detail why you believe the 2012 Retention Plan and Trust Agreement constituted a “plan” under Item 402(a)(6)(ii) of Regulations S-K.  Please make specific references to the definition and how you applied it to arrive at your conclusion, taking into account the structure, purpose and effect of the 2012 Retention Plan and Trust Agreement.  In this regard, you disclose in your definitive proxy statement filed March 21, 2012 that the primary purpose of adopting the 2012 Retention Plan and Trust Agreement was because it “will provide Emmis with flexibility to amend the terms of the Preferred Stock that are set forth in the Articles of Incorporation, which amendment is being proposed pursuant to the preliminary proxy statement on Schedule 14A filed by Emmis with the SEC on March 13, 2012, as the same may be amended from time to time.” With respect to the secondary purposes enumerated in the definitive proxy statement, explain how the 2012 Retention Plan and Trust Agreement was adopted for compensation purposes when the company funded the plan with preferred stock whose rights and privileges the company is seeking to materially and negatively amend.

In response to the Staff’s comment, we respectfully note that Item 402(a)(6)(ii) of Regulation S-K provides in relevant part that:

The term plan includes, but is not limited to, the following: Any plan, contract, authorization or arrangement, whether or not set forth in any formal document, pursuant to which cash, securities, similar instruments, or any other property may be received.

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While the Emmis board of directors determined that the 2012 Retention Plan and the entry into the Voting and Transfer Restriction Agreement will provide Emmis with flexibility to amend the terms of the Preferred Stock, as disclosed in the definitive proxy statement filed March 21, 2012, the board of directors also believes that the 2012 Retention Plan will (i) increase employee stock ownership opportunities, (ii) improve Emmis’ ability to retain a team of outstanding employees, and (iii) compensate employees for prior reductions in base salaries, a lack of merit increases for the current year and the increase in the employees’ share of benefit costs.  The 2012 Retention Plan was initially approved by the board of directors and then approved by a majority of holders of Common Stock at a special meeting held on April 2, 2012 and 400,000 shares of Preferred Stock were issued to the 2012 Retention Plan Trust on such date.  Consistent with Item 402(a)(6)(ii) of Regulation S-K, the 2012 Retention Plan is an arrangement through which Emmis will distribute securities to its employees, as it has done in the past through its existing equity compensation plan.

Emmis intends to make awards to employees in compensation for past service and for the reasons expressed by the board of directors in its definitive proxy statement  filed on March 21, 2012, irrespective of the outcome of the proxy solicitation relating to the Proposed Amendments. In addition, Emmis took into account that certain of the rights and privileges of the Preferred Stock would be amended upon the effectiveness of the Proposed Amendments, and so they funded the 2012 Retention Plan based on the value of the Preferred Stock after giving effect to the Proposed Amendments.  The Company respectfully advises the Staff that pursuant to the terms of the Plan, none of our executive officers will be eligible to participate in the Plan and it intends to pay awards to employees in two years.

Questions and Answers About the Special Meeting, page 1

Summary of the Proxy Solicitation, page 7

3.	Please revise to reduce the amount of repetition between the questions and answers section and the summary section of the proxy statement.

In response to the Staff’s comment, the Company has revised the “Summary of the Proxy Solicitations” section in Amendment No. 2 to reduce the amount of repetition between the “Questions and Answers about the Special Meeting” section and the “Summary of the Proxy Solicitations” section found in Amendment No. 1.

4.	Please add a section to the summary and in the body of the proxy statement that discusses the conflicts of interest of Mr. Smulyan in the matters being submitted for stockholder approval.

We respectfully advise the Staff that Mr. Smulyan owns shares of the Common Stock but does not own any shares of Preferred Stock.  Accordingly, Mr. Smulyan’s interests are aligned with those of the holders of the Common Stock and the

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Company, and no conflict of interest exists for Mr. Smulyan with respect to the Proposed Amendments being submitted for stockholder approval.

We also note that, although Mr. Smulyan currently serves as the Trustee of the 2012 Retention Plan Trust and may vote the 400,000 shares of the Preferred Stock that were issued to the trust under the 2012 Retention Plan, the Company has the right to direct the Trustee’s vote with respect to all 400,000 shares of the Preferred Stock pursuant to the Voting and Transfer Restriction Agreement that was entered into in connection with the 2012 Retention Plan.  Additionally, Mr. Smulyan receives no compensation for his service in this role.  Accordingly, Mr. Smulyan’s interests as the Trustee of the 2012 Retention Plan Trust are also aligned with those of the Company and do not create a conflict of interest with respect to the Proposed Amendments.

Q:	Has the board of directors made any recommendation with respect to the Proxy Solicitation?, page 3

5.
We note your response and revised disclosure in response to comment 12 from our letter dated April 9, 2012.  We note one of the advantages of the Proposed Amendments is to reduce Emmis’ leverage ratio under the formula applied by one or more rating agencies and therefore improve your position as reported by such agencies.  Please revise to describe in more detail the formula, your current leverage ratio under the formula, and how your leverage ratio will change after the Proposed Amendments.

In response to the Staff’s comment, the Company has added disclosure to pages 3 and 18 of Amendment No. 2 to explain in more detail why the Proposed Amendments would reduce Emmis’ leverage ratio under the formula applied by one or more rating agencies and therefore improve our position as reported by such agencies.

For example, Moody’s Investors Service (“Moody’s”) treats the Preferred Stock as debt in its credit analysis.  In its report dated May 1, 2012, Moody’s noted that it “treats [Emmis’] preferred shares as 100% debt given their debt-like characteristics.”  In addition, Moody’s treats any accumulated but undeclared Preferred Stock dividends in arrears as debt for purposes of its credit analysis.  Thus, any reduction in the amount of accumulated but undeclared dividends in arrears, as contemplated by the Proposed Amendments, would reduce our leverage ratio in Moody’s view.   Moody’s estimates, without disclosing the components of its formula, that Emmis’ debt + preferred shares-to-EBITDA ratio is approximately 7.2x (including Moody’s standard adjustments) as of February 29, 2012.  While we cannot precisely calculate the impact of the Proposed Amendments on the leverage ratio computed by Moody’s without knowing the underlying components, given that the denominator (EBITDA) is unchanged and the numerator would decrease by the amount of accumulated but undeclared dividends in arrears that would be eliminated by the Proposed Amendments, the leverage ratio as computed by Moody’s would naturally decrease as a result of the Proposed Amendments.  Finally, Moody’s also noted in its May 1, 2012 report that “to the extent remaining preferred shares are repurchased at a discount or are deemed to be more equity-like, leverage could improve further.” After

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eliminating the ability of the holders of Preferred Stock to require Emmis to repurchase all such holders’ Preferred Stock upon certain going private transactions, the Preferred Stock would be classified as permanent equity, as opposed to its current classification as “mezzanine” on the Company’s financial statements.

Q:	Will anything happen to my Preferred Stock if the Proposed Amendments are adopted?, page 4

6.
Please summarize the effects of the amendments on the holders of the Preferred Stock.  For example, disclose the per share and aggregate amount of accumulated dividends that would be cancelled as of the most recent date under the first proposal.  As another example, disclose the per share and aggregate redemption value that will be forfeited after effectiveness of the fourth proposal.

In response to the Staff’s comment, the Company has added the disclosure to page 4 of Amendment No. 2 to summarize certain effects of the Proposed Amendments on the holders of the Preferred Stock, such as accumulated but undeclared dividends for the Preferred Stock being cancelled and the holders of shares of Preferred Stock no longer being entitled to require Emmis to repurchase their shares in connection with a going private transaction at the redemption value of $62.12 per share of Preferred Stock (based on a liquidation preference of $50 per share of Preferred Stock, plus accumulated but undeclared dividends in arrears of $12.12 per share of Preferred Stock as of April 15, 2012).

Background, page 13

7.
We note your disclosure in the first paragraph on page 14 regarding the Note Purchase Agreement with Zell.  Please disclose the material terms of the Note Purchase Agreement including, but not limited to, the interest rate and payment schedule.

In response to the Staff’s comment, the Company has added disclosure to page 13 of Amendment No. 2 to include the material terms of the Note Purchase Agreement.

8.
We note your disclosure in the third paragraph on page 14 that the main purpose of the swap transactions and Note Purchase Agreement was to enable the company to obtain a sufficient number of shares of Preferred Stock to amend the rights and privileges of the Preferred Stock.  We note you discussed amending the terms at that time in ways that are similar to now.  Please provide more detail on these discussions; that is, disclose the material terms of these discussions, in what ways the amendments at that time were similar to the Proposed Amendments, and what effects those amendments would have.

In response to the Staff’s comment, the Company has added disclosure on page 13 of Amendment No. 2 regarding the board of directors’ discussions relating to other contemplated amendments to the rights and privileges of the Preferred Stock.

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9.	Please disclose the prices at which you purchased the Preferred Stock under the total return swaps and for the Preferred Stock that you retired.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of Amendment No. 2 to include the prices at which the Company purchased or purchased rights in the shares of the Preferred Stock from certain holders of the Preferred Stock between November 15, 2011 and January 20, 2012.

10.
Please explain how the company will direct the vote of the Preferred Stock through the total return swaps, voting agreements and 2012 Retention Plan and Trust.  Disclose what the procedure is and who makes the decisions on how the company will vote.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of Amendment No. 2 to explain that, under the terms of (i) the voting agreements the Company entered into in connection with the securities purchase agreements and the 2012 Retention Plan and (ii) the Irrevocable Proxy coupled with an interest attached to each of the voting agreements, the duly-appointed Secretary of the Company acts as the sole and exclusive proxy of the record owners of the Preferred Stock, with full power to attend all meetings of stockholders of the Company and, with respect to any of the Proposed Amendments, cast all votes that the record owners are entitled to cast at such meetings. The voting rights granted to the Company pursuant to these voting agreements are irrevocable.  The Secretary will be directed to cast his vote by Emmis’ board of directors.

11.
We note your disclosure in the last two paragraphs on page 15 regarding the Proposed Amendments.  Because the litigation seems to challenge the legality of the Proposed Amendments, please explain the legal bases for the Lock-Up Group’s positions and the bases for your position.

In response to the Staff’s comment, the Company has added disclosure to page 15 of Amendment No. 2 to explain the legal bases for its position in Emmis Communications Corporation v. Zazove Associates LLC; Corre Opportunities Fund, LP; DJD Group LLP; Kevan A. Fight and First Derivative Trades LP.  The Company has no information as to the legal bases for the Lock-Up Group’s claims other than the complaint it filed in United States District Court for the Southern District of Indiana on April 16, 2012. The Indiana state court action has been stayed until further order of the court, and the Company has asserted its state court claims for declaratory judgment as a counterclaim in the federal court action. In order to assist the Staff in understanding the controversy, we have supplementally submitted to the Staff a copy of the complaint filed on April 16, 2012 by the Lock-Up Group in federal court, attached hereto as Exhibit A, a copy of the Answer, Defenses and Counterclaim that was filed on May 1, 2012 by the Company, certain of its executive officers and directors, as defendants, in such action, attached hereto as Exhibit B and a copy of the amended complaint filed on May 18, 2012 by the Lock-Up Group, attached hereto as Exhibit C.  The Company and certain of its executive officers and

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        directors intend to file the Amended Answer, Defenses and Counterclaim promptly in response to the amended complaint.

12.
In particular, we note your disclosure in the second full paragraph on page 14 that allows Preferred Stock under the total return swaps to be voted as you direct.  Please discuss whether such an arrangement is allowed under Indiana law and substantiate your position.

The Company has been advised by its Indiana counsel that under Indiana law, the total return swaps may be voted as directed by the Company for the reasons outlined below and the Company has added disclosure to page 13 of Amendment No. 2 describing this advice.  The Company respectfully advises the Staff that under Indiana Code §23-1-30-2(a), only outstanding shares of any class may be voted. Accordingly, shares reacquired by the Company directly, which are no longer outstanding, may not be voted. However, the shares of Preferred Stock with respect to which the Company has entered into voting agreements are owned legally and of record by their current owners. The total return swaps into which Emmis entered expressly mandate that record ownership of the Preferred Stock not change for a period of up to five years from the date of such transactions, although the economic benefits of those shares of Preferred Stock were transferred to the Company. Because the record ownership did not change, those shares remain outstanding and are entitled to vote.

The Official Comments to Indiana Code §23-1-30-2(b) (which were formally recognized as an official guide to the construction and application of the IBCL by a House Concurrent Resolution adopted in the 1988 session of the Indiana General Assembly) state that “This language does not prohibit. . .the voting of a corporation’s own shares in other circumstances where the corporation may have the power to direct the voting. . . .”  Therefore, the IBCL does not prohibit Emmis from voting its own shares in the circumstances where it has entered into a voting agreement, the shares remain outstanding and are held of record by a third party.

Indiana Code §23-1-31-2 expressly authorizes voting agreements among two or more shareholders and states that such agreements are specifically enforceable. The voting agreements into which Emmis has entered include both the holder of shares of Preferred Stock and another shareholder as parties, and so the agreement is binding under Indiana law.

13.
We also note your disclosure in the first full paragraph on page 15 that allows you to direct the vote of the Trustee’s vote of the 400,000 shares of Preferred Stock issued to the 2012 Retention Plan Trust.  Please discuss whether such an agreement is allowed under Indiana law and substantiate your position.

The Company has been advised by its Indiana counsel that under Indiana law, the Company may direct the vote of the Trustee’s vote of the 400,000 shares of Preferred Stock issued to the 2012 Retention Plan Trust for the reasons outlined below and we have added disclosure to pages 14 and 15 of Amendment No. 2 describing this

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advice.  The Company respectfully advises the Staff that under Indiana Code §23-1-30-2(a), only outstanding shares of any class may be voted. Accordingly, shares reacquired by the Company directly, which are no longer outstanding, may not be voted.  However, the Preferred Stock with respect to which the Company entered into a voting agreement were issued to, and owned legally and of record by, the 2012 Retention Plan Trust.

Indiana Code §23-1-30-2(b) only prohibits voting of shares that are owned by a corporation controlled directly or indirectly by an issuing corporation. As discussed above in response to Question 12, the Official Comments to this section (which were formally recognized as an official guide to the construction and application of the IBCL by a House Concurrent Resolution adopted in the 1988 session of the Indiana General Assembly) state that “This language does not prohibit. . .the voting of a corporation’s own shares in other circumstances where the corporation may have the power to direct the voting. . . .”  Further, Indiana Code §23-1-30-2(c) expressly states that “Subsection (b) does not limit the power of a corporation to vote any shares, including its own shares, held by it in or for an employee benefit plan or in any other fiduciary capacity.”  The 2012 Retention Plan is an employee benefit plan, and so there is express statutory authority for Emmis to vote the shares owned by the newly-formed trust.

As also discussed above, Indiana Code §23-1-31-2 expressly authorizes voting agreements among two or more shareholders and states that such agreements are specifically enforceable. The voting agreements into which the Company has entered include both the holder of shares of Preferred Stock and another shareholder as parties, and so the agreement is binding under Indiana law.

14.
We also note from the top of page 16 you will hold the shareholder vote on the Proposed Amendments before receiving declaratory judgment.  Please revise to explain the legal effects of (a) holding the shareholder vote and filing the appropriate amendments to the Articles of Incorporation with the Secretary of State generally while the litigation is pending, (b) holding such vote and filing such amendments after receiving a declaratory judgment in your favor, and (c) holding such vote and filing such amendments after receiving a declaratory judgment not in your favor.

In response to the Staff’s comment, the Company has added disclosure to page 16 explaining that the Company has agreed to stay the state court action.  The Company believes that the federal court should issue a declaratory judgment with respect to the Company’s counterclaim confirming that the Proposed Amendments comply with Indiana law and the Articles of Incorporation.  Because the Company believes its position is correct, it intends to proceed with the shareholder votes on the Proposed Amendments if the court does not enjoin it from doing so, even if, as of the voting date, no final judgment has been entered on its counterclaim or in the federal court case.  If the court does not rule in the Company’s favor, the Company will review the specific findings and evaluate whether any changes need to be made to the Proposed Amendments and the steps taken to affect them under Indiana law.

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15.	We also note other litigation in the first full paragraph on page 16. Please explain the legal bases for this litigation.

We respectfully refer the Staff to our response to Question 11.  The Company has added disclosure to page 15 of Amendment No. 2 to explain the legal bases for its position in Emmis Communications Corporation v. Zazove Associates LLC; Corre Opportunities Fund, LP; DJD Group LLP; Kevan A. Fight and First Derivative Trades LP. The Company has no information as to the legal bases for the Lock-Up Group’s claims other than the complaint it filed in United States District Court for the Southern District of Indiana on April 16, 2012.

Certain Effects of the Proposed Amendments, page 16

16.	Please separately discuss the effects of the Proposed Amendments on the holders of the Preferred Stock and the common stockholders.

In response to the Staff’s comment, the Company has added disclosure to page 18 of Amendment No. 2 to explain that the Company believes the price of the Preferred Stock will decrease following the effectiveness of the Proposed Amendments as a result of the various effects of the Proposed Amendments, though the Company believes the price of the Preferred Stock will continue to exceed the price of its Class A Common Stock, given the Preferred Stock’s liquidation preference and the right to convert to 2.44 shares of Class A Common Stock for each share of Preferred Stock.  Conversely, the Company believes that the price of the Class A Common Stock will likely improve, as, following the effectiveness of the Proposed Amendments, the Company’s leverage ratio will improve, the Company will be in a position to pay dividends or make distributions on, or repurchase, the Common Stock and the Proposed Amendments would also increase the ability of the Company and the holders of the Common Stock to accomplish a change of control or going private transaction.

17.
We note your disclosure in the second full paragraph on page 16 that holders of Preferred Stock will no longer be entitled to require you to repurchase their shares in connection with a going private transaction at the redemption value of $62.12 per share.  Please disclose the aggregate redemption value that will be forfeited after effectiveness of this Proposed Amendment.

In response to the Staff’s comment, the Company has added disclosure to page 17 of Amendment No. 2 to state that if a going private transaction were to take place after the effectiveness of the Proposed Amendments, the aggregate redemption value that will be forfeited by the holders of Preferred Stock will be the difference between the redemption value of $62.12 per share of Preferred Stock and the as-converted value of the Preferred Stock on the day before the going private transaction.

18.	Please discuss how the rights of the Preferred Stock will differ from or, conversely, be the same as the rights of common shareholders if the Proposed Amendments are approved.

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In response to the Staff’s comment, the Company has added disclosure to page 18 of Amendment No. 2 to explain that, following the effectiveness of the Proposed Amendments, the Preferred Stock will continue to have a liquidation preference, which right does not exist for the holders of Common Stock.  However, the holders of the Preferred Stock will no longer be entitled to vote as a separate class on a plan of merger, share exchange, sale of assets or similar transaction and will vote with the Common Stock on an as-converted basis for such transactions (except as may otherwise be required by law).

Additionally, per your request, the Company hereby acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (212) 373-3026.

Sincerely,

/s/ James M. Dubin

James M. Dubin

Enclosures

cc:	J. Scott Enright
Executive Vice President, General Counsel and Secretary
Emmis Communications Corporation

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EXHIBIT A

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF INDIANA INDIANAPOLIS DIVISION
CORRE OPPORTUNITIES FUND, LP,
ZAZOVE ASSOCIATES LLC, DJD GROUP
LLLP, FIRST DERIVATIVE TRADERS LP,
and KEVAN A. FIGHT,

Plaintiffs,
v.

EMMIS COMMUNICATIONS CORPORATION,
JEFFREY H. SMULYAN, PATRICK M. WALSH,
J. SCOTT ENRIGHT, SUSAN B. BAYH, GARY
L. KASEFF, RICHARD A. LEVENTHAL,
PETER A. LUND, GREG A. NATHANSON, and
LAWRENCE B. SORREL,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No.

COMPLAINT

Plaintiffs Corre Opportunities Fund, LP, Zazove Associates, LLC, DJD Group, LLLP, First Derivative Traders LP, and Kevan A. Fight (“Plaintiffs”), by and through their undersigned attorneys, allege upon knowledge as to themselves, and upon information and belief as to all other matters unless otherwise noted, as follows:

Nature Of Action

1.           This is a civil action seeking declaratory and injunctive relief from multiple violations of federal securities and Indiana corporate laws.  Defendants committed these violations in an unprecedented scheme to fraudulently secure control of and eliminate all the rights and privileges of the preferred stock of Defendant Emmis Communications Corporation (“Emmis” or the “Company”), rendering the securities held by the minority stockholders worthless.  Defendants Jeffrey H. Smulyan, the President, Chief Executive Officer, Chairman of

the Board and controlling shareholder of Emmis, Patrick M. Walsh, Executive Vice President, Chief Operating Officer and Chief Financial Officer of Emmis, and J. Scott Enright, Executive Vice President, Secretary and General Counsel of Emmis, are the chief architects of this scheme.  Defendants Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel are members of Emmis’ Board of Directors who approved this scheme.

Jurisdiction And Venue

2.           This Court has subject matter jurisdiction over this action pursuant to 15 U.S.C. §§ 78aa, 78j, 78m(d)(3), 78m(e), 78n(a), 78n(e), 78t, and 28 U.S.C. §§ 1331, 1367(a).

3.           Venue is proper in this District pursuant to 15 U.S.C. § 78aa and 28 U.S.C. § 1391.

4.           Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201.

The Parties

5.           Defendant Emmis Communications Corporation is a publicly-traded media company that, inter alia, owns and operates over twenty radio stations, including in New York, Los Angeles, Chicago, St. Louis, Indianapolis, Hungary, Slovakia, and Bulgaria, and publishes several city and regional magazines, including Texas Monthly, Los Angeles, Atlanta, Indianapolis Monthly, Cincinnati, Orange Coast, and Country Sampler.  Emmis’ Class A Common Stock is listed on NASDAQ under the ticker EMMS, and Emmis’ Preferred Stock is listed on NASDAQ under the ticker EMMSP.

6.           Defendant Jeffrey H. Smulyan is the President, Chief Executive Officer, and Chairman of the Board of Directors of Emmis.  Mr. Smulyan owns 559,290 shares of Class A Common Stock, and all 4,722,684 shares of the Class B Common Stock.  Under Emmis’ Articles

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of Incorporation, only Mr. Smulyan can own Class B Common Stock.  Because each share of Class B Common Stock carries ten votes, as compared to one vote for each share of Class A Common Stock, Mr. Smulyan controls over 64% of the vote of Emmis’ common stock.  Emmis is a “Controlled Company” as defined in the NASDAQ listing standards because more than 50% of its voting power is held by one individual, Mr. Smulyan.

7.           Defendant Patrick M. Walsh is the Executive Vice President, Chief Financial Officer and Chief Operating Officer of Emmis and a member of Emmis’ Board of Directors.

8.           Defendant J. Scott Enright is the Executive Vice President, Secretary, and General Counsel of Emmis.

9.           Defendants Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel are members of the Board of Directors of Emmis.

10.           Plaintiff Corre Opportunities Fund, L.P. is a limited partnership organized under the laws of Delaware with its principal place of business at 1370 Avenue of the Americas, New York, NY 10019.  Corre owns 180,750 shares of Emmis Preferred Stock.

11.           Plaintiff Zazove Associates, LLC is a limited liability company organized under the laws of Delaware with its principal place of business at 1001 Tahoe Boulevard, Incline Village, Nevada 89451.  Zazove is an investment adviser that manages portfolios for 12 institutional accounts that collectively own 491,510 shares of Emmis Preferred Stock.  The 12 accounts have assigned to Zazove their claims against Defendants.

12.           Plaintiff DJD Group LLLP is a limited liability limited partnership organized under the laws of Florida with its principal place of business at 4221 West Boy Scout Boulevard, Suite 1000, Tampa, Florida 33607.  DJD owns 76,810 shares of Emmis Preferred Stock.

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13.           Plaintiff First Derivative Traders LP is a limited partnership organized under the laws of Pennsylvania with its principal place of business at 1319 Rutland Lande, Wynnewood, PA 19096.  First Derivative owns 5,500 shares of Emmis Preferred Stock.

14.           Plaintiff Kevan A. Fight is a resident of Ohio who owns or controls 57,750 shares of Emmis Preferred Stock.

Factual Background

15.           Emmis owns the eighth largest publicly traded radio portfolio in the United States based on total listeners.  The domestic radio portfolio is comprised of twenty stations covering leading markets including New York and Los Angeles.  In addition to its domestic radio portfolio, Emmis also owns a portfolio of regional magazines, international radio stations, and digital and interactive businesses.  For the fiscal year ended February 28, 2011, Emmis reported revenues of $251 million and operating cash flow excluding impairments of $36 million.  Total assets were $472 million.

16.           Emmis Chairman and Chief Executive Officer Jeffrey Smulyan, who is also Emmis’ controlling shareholder, has attempted to take the Company private on two separate occasions: in 2006 and most recently in 2010.

17.           Today, Emmis’ common stock trades at less than $1.00 per share and is currently subject to delisting proceedings by NASDAQ as a result.  Without revealing specific plans, the Company has stated it intends to maintain its NASDAQ trading listing.

18.           Given the stock decline, Mr. Smulyan’s personal holdings of Emmis’ common stock are now worth less than $5 million, down from over $50 million only five years ago.  Moreover, Mr. Smulyan is personally indebted to the Company under a loan that had a balance of $1.1 million at February 28, 2011.

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19.           Although the market value of Emmis’ common stock has declined, an analysis prepared by BIA Capital Strategies, LLC in April 2010 showed the Company’s total asset value to exceed $620 million.  Concurrently with the BIA valuation, Emmis’ own financial advisor, Moelis & Company (“Moelis”), completed a valuation that similarly ascribed a potential value of $608.9 million to Emmis’ following a “take private” transaction.  Since these valuations in 2010, Emmis sold three underperforming stations for $149 million in the summer of 2011, further illustrating that Emmis’ assets have substantial value to media buyers that would not only cover Emmis debt obligations of $240 million and preferred obligations of $58 million, but create additional substantial gains for current shareholders.  Mr. Smulyan confirmed this view on Emmis’ value in a conference call on January 12, 2012 when he stated that “I have always agreed that the value of the stock price of this company doesn’t come close to reflecting the value of the company.”

20.           An additional key to this valuation disconnect is a very valuable off-balance-sheet asset of $110 million that Emmis holds from a put option on one of its Los Angeles radio stations, KMVN-FM, to Grupo Radio Centro, S.A.B. de CV (“GRC”).  Under this agreement, GRC has the right to lease the station from Emmis for $7 million per year until April 2016, and to purchase the station on or before March 27, 2013 for $85.5 million.  If GRC does not exercise its right to purchase the station, Emmis has a put option to require GRC in the last year of the agreement to purchase the station for a $110 million cash purchase price.  This substantial offbalance-sheet asset, when valued at the $85.5 million and $110 million purchase price amounts to 29% and 37%, respectively, of Emmis’ total outstanding obligations ($240 million senior debt and $58 million in preferred obligations).

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21.           Despite the poor performing Emmis stock price, Emmis executive compensation has not suffered.  For fiscal year-end February 28, 2012, Jeffrey H. Smulyan, the Chief Executive Officer and controlling shareholder, received $2,252,380 in cash compensation as part of a total compensation package of $2,801,472.  This compensation is up 32% versus Mr. Smulyan’s 2011 compensation of $2,128,658, with 98% of that compensation in cash salary and bonus.  Patrick M. Walsh, as Chief Financial Officer and Chief Operating Officer, received $1,337,440 in cash compensation in 2012 as part of a total compensation package that totaled $1,706,639.  This equated to a compensation increase of 75% versus the prior year.  J. Scott Enright, the Secretary and General Counsel, received $1,008,317 in the latest annual period, a 100% increase over the prior year.  In the last two years alone, these three senior executives earned substantial increases in annual compensation with total compensation paid exceeding $9 million, the vast majority being paid in cash, and almost 60% directed to Mr. Smulyan.  Part of this compensation included a $1.7 million cash payment that the Board of Directors authorized in September 2011 for completing a sale of three underperforming radio stations.  As a reference point, the remaining outstanding preferred stock that Emmis has not repurchased, and that Mr. Smulyan and his senior management team are looking to render worthless, would be worth $14.6 million using the Company’s December 2011 tender offering price of $15.56.

22.           When Mr. Smulyan founded Emmis in 1979, he secured voting control of Emmis’s common stock, out of proportion to his economic stake, by establishing a dual class capital structure.  Mr. Smulyan designated himself as the sole owner of Class B Common Stock, entitled to ten votes per share, with holders of Class A Common Stock entitled to only one vote per share.  Thus, although there were 34,007,279 shares of Class A Common Stock and 4,722,684 shares of Class B Common Stock outstanding as of March 1, 2012, Mr. Smulyan

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controls over 64% of the vote of Emmis’s common stock.  Mr. Smulyan remains the largest holder of Common Stock with 4,722,684 shares of Class B Common Stock and 559,290 shares of Class A Common Stock, giving him the largest economic interest in the Common Stock, in addition to his voting control.

23.           In 1999, Emmis issued 2,875,000 shares of 6.25% Series A Cumulative Preferred Convertible Preferred Stock for $50 per share or approximately $144 million in aggregate proceeds.  Under the terms of the governing Certificate of Designations (the “Certificate”), the Preferred Stock is entitled to certain rights, privileges and protections, including cumulative quarterly dividends at a rate of 6.25% annually.  In the event the Company is not current with respect to the dividends, the Certificate prohibits the repurchase of securities ranking ratably or junior to the Preferred Stock (including the Common Stock), as well as the payment of dividends or other distributions to junior securities.  In addition, the Certificate requires Emmis to repurchase the Preferred Stock at a price equal to $50 per share, plus accrued and unpaid dividends, in the event Mr. Smulyan takes the Company private (the “Take Private Put Right”).

24.           Emmis has not paid a dividend on the Preferred Stock since October 2008.  According to Emmis’ Form 10-Q filed on October 12, 2011, the dividends in arrears totaled $26.1 million.  Therefore, by the terms of the Certificate, Emmis is not permitted to repurchase any securities ranking junior or ratably with the Preferred Stock, or make any dividend or distribution on the Common Stock, until is it current with respect to the dividends on the Preferred Stock.  Prior to the commencement of Defendants’ fraudulent scheme described below, the aggregate value of the Preferred Stock’s Take Private Put Right, an amount that must be financed and paid in connection with a “take private” transaction, was approximately $170 million.

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Mr. Smulyan’s Failed Initial Attempts To Take Emmis Private

25.           On May 25, 2010, Emmis announced that it had entered into a definitive merger agreement with JS Acquisition, LLC, an entity wholly-owned by Smulyan, which would result in Emmis being taken private.  This was Smulyan’s second attempt to buy the Company after a failed takeover effort in 2006.  An analysis prepared in April 2010 by Emmis’ financial advisor, Moelis, showed that, if the Company were taken private, Mr. Smulyan over only a two-year period could reap $38.6 million for a total return of 429% on his existing $9 million equity stake at the time.  This exceptional return was predicated on the Preferred Stock voting to amend the rights and privileges of their securities and exchange the securities at a significant discount to what they were contractually owed.  If Mr. Smulyan had structured the “take private” transaction to pay the Preferred Stock what it was contractually owed, the economics of the transaction would have been less compelling, but still lucrative for Mr. Smulyan.  To be clear, Mr. Smulyan was not investing new capital in the transaction, but instead rolling his common equity stake into the private company.

26.           Key to Mr. Smulyan achieving his exceptional 429% return through the take private was eliminating the Take Private Put Right.  To further this goal, Emmis filed a combined tender offer statement and proxy statement to solicit the Preferred Stockholders’ vote.  Pursuant to the tender offer statement, initially filed on May 27, 2010, Mr. Smulyan caused Emmis to ask Preferred Stockholders to vote to amend the Certificate to eliminate the Take Private Put Right.  In lieu of receiving the contractually required payment (approximately $55.25 per share at that time), Preferred Stockholders were asked to exchange their shares for subordinated debt instruments at a rate of $30 principal amount for each $50 liquidation preference of each share of Preferred Stock.  This represented a significant discount in both the

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amount and form of payment compared to the Take Private Put Right.  At the same time, despite the fact Emmis was not current with respect to dividends on the Preferred Stock, holders of Common Stock were being offered cash of $2.40 per share, representing roughly a 10% premium to the then current trading price.

27.           Success of the tender offer required an amendment to the Certificate governing the Preferred Stock, which by its terms required the affirmative vote of holders of two-thirds of the outstanding issue.  Two-thirds of the holders did not vote in favor of the proposed amendment, the tender offer failed, and Mr. Smulyan was unable to take Emmis private.

Defendants’ Undisclosed Scheme To Create “Zombie Shares”
To Deprive Minority Preferred Stockholders Of Their Rights

28.           Frustrated by his inability to take Emmis private in 2010, Smulyan hatched a brazen scheme in 2011 to eliminate all the rights and privileges of the Preferred Stock, most notably the right to accrued and future dividends and the Take Private Put Right, by attempting to gain voting control of the Preferred Stock through sham derivative and related party transactions and voting to eliminate the rights and preferences contained in the Certificate.  Elimination of these rights and preferences would render the Preferred Stock essentially worthless and pave the way for Mr. Smulyan to “take Emmis private” at a time of his choosing.  At the outset of this scheme, Smulyan’s objections were neither clear to holders of the Preferred Stock nor was any disclosure provided as to his intent.  It was only after each element of this scheme was in place that it became clear to holders what the underlying purpose was, causing Floyd Norris, a leading financial journalist with The New York Times, to comment in his March 29, 2012 “High & Low Finance” column that Mr. Smulyan had devised “a voting arrangement that the old Chicago Democratic machine would have found all too familiar.”

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29.           Without filing any proxy solicitation or tender offer statement, Mr. Smulyan caused Emmis to embark on a Preferred Stock shopping spree with the goal of placing at least two-thirds of the voting power of the Preferred Stock under his control, so he could cause Emmis to unilaterally “vote” out of existence the valuable rights and privileges of the remaining Preferred Stockholders.

30.           Beginning no later than October 2011, Emmis’s representatives privately approached a number of Preferred Stockholders and confronted them with what Emmis’ Chief Financial Officer and Chief Operating Officer, Patrick M. Walsh, described as a “prisoner’s dilemma.”  Emmis proposed to repurchase holders’ shares of Preferred Stock at a price determined by Emmis, approximately $15 per share.  The repurchases would divest the sellers of any economic or beneficial interest in their Preferred Stock, and Emmis treated the repurchased shares as retired for accounting purposes, booking a gain on extinguishment of the repurchased Preferred Stock of $55.8 million.  Generally, a company cannot vote shares it repurchases, but Emmis had devised a method to achieve what was economically a repurchase and yet “keep the vote alive.”  The repurchases would be structured as “total return swap” transactions whereby holders would receive cash for their shares in the amount of approximately $15 and enter into a voting agreement assigning their voting rights and irrevocable proxies to Emmis.  The result was the creation of what are essentially “zombie shares” that exist solely for controlling the vote of the Preferred Stock, but are otherwise retired and extinguished as far as Emmis is concerned and provide no ongoing economic benefit to the seller.  Plaintiffs contend that these “zombie shares” cannot be treated as “outstanding” for voting purposes under the Certificate and governing law; however, Mr. Smulyan and Emmis contend that this device will succeed and are using it to coerce the plaintiffs to sell their shares back at a discount.

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31.           In the private discussions with various Preferred Stockholders that commenced no later than October 2011, Emmis’s representatives indicated that the Company would enter into these “total return swap” transactions with two-thirds of the outstanding Preferred Stock.  Holders who did not agree to sell at the Company’s predetermined price ran the risk that the other “prisoners” would agree to the deal.  Emmis would then purport to exercise the voting rights of the “zombie shares” to amend the Certificate and eliminate the rights and privileges of the Preferred Stock, rendering the remaining “living” shares held by minority shareholders virtually worthless in the absence of an expensive litigation challenge.  Emmis representatives told Preferred Stockholders with whom they chose to speak that Emmis had obtained financing from an undisclosed source to complete this transaction.  Essentially, the terms were not negotiable, and the Preferred Stockholders whom Emmis approached were given a short period of time to decide.  To underscore the “prisoner’s dilemma” and pressure Preferred Stockholders into selling their securities, Emmis represented to Preferred Stockholders that various other Preferred Stockholders had already sold their shares back to Emmis through the “total return swap” transactions and that they had better sell their shares back too “before it was too late and all the cash was gone.”

32.           Emmis and its officers disclosed to a lender, in connection with a bank debt amendment signed November 11, 2011, its true purpose for acquiring the Preferred Stock, but withheld public disclosure of this intention, until after Emmis’s “total return swap” transactions were accomplished.

33.           On November 14, 2011, Emmis filed a Form 8-K stating that it had entered into a Note Purchase Agreement with Zell Credit Opportunities Master Fund, L.P. (“Zell”), under which Zell agreed to purchase up to $35 million in unsecured notes from Emmis, the interest on

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which would accrue at an annual rate of 22.95%, and the proceeds of which Emmis would use to enter into agreements to acquire Preferred Stock (the “Zell Financing”).  The Form 8-K further stated that Emmis had already “entered into securities purchase agreements with certain holders of its Preferred Stock” under which “Emmis will purchase shares of its Preferred Stock from such holders at prices that are below today’s closing price,” and that “[t]he transactions will settle pursuant to the terms of total return swaps or escrow arrangements, the terms of which provide that until final settlement of these arrangements, the seller agrees to vote its shares in accordance with the prior written instructions of Emmis.” Importantly, the $35 million Zell Financing, which allowed the Company to borrow on the facility in four draws until February 2012, was also designed by Emmis to only add to the prisoner’s dilemma.  It did so by enabling management to emphasize to preferred holders the limited pool of funds to take out the $170 million outstanding in outstanding preferred and that the $15 price for the preferred take-out was non-negotiable.  It also prohibited Emmis from paying already-accrued dividends to Preferred Stockholders.  The threat was starting to become clearer: the terms were take it or leave it, time was running out, and there were a limited number of life boats for Preferred Stockholders.

34.           The following day, on November 15, 2011, Emmis filed a Form 8-K stating that it had purchased 645,504 shares of Preferred Stock, or approximately 23% of the total outstanding shares of Preferred Stock, that “[m]ost of these shares were purchased pursuant to the terms of total return swaps,” and that “these sellers have also entered into agreements to vote their shares in accordance with the prior written instructions of Emmis.”  The Form 8-K further stated that Emmis had drawn $11.7 million of the $35 million available to it under the Zell Financing.

35.           On November 22, 2011 Emmis filed a Form 8-K stating that it had purchased an additional 1,035,925 shares of Preferred Stock, that “[t]he transaction will settle pursuant to the

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terms of a total swap, the terms of which provide that until final settlement of these arrangements, the seller agrees to vote its shares in accordance with the instructions of Emmis,” and that “[f]ollowing the transaction, Emmis will have the right to direct the vote of approximately 56.8% of the outstanding Preferred Stock.” The Form 8-K further stated that Emmis had drawn $28.5 million of the $35 million available to it under the Zell Financing.

36.           The “total return swap” agreements referred to in Emmis’ Form 8-Ks filed on November 14, 15, and 22, 2011, were not attached to the Form 8-Ks.  Instead, Emmis waited until December 2, 2011, to file copies of the agreements.  The agreements require the selling Preferred Stockholders to relinquish to Emmis all economic benefits from the Preferred Stock and to vote the Preferred Stock in accordance with Emmis’ prior written instructions and provide Emmis with an irrevocable five-year term proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’s executive officers.

37.           Emmis’s use of the “total return swaps” to acquire Preferred Stock is deceptive and manipulative.  Although all of the economic and voting rights of the Preferred Stock subject to the “total return swaps” negotiated in October and November 2011 have been relinquished to the issuer, and although Emmis considers the Preferred Stock “extinguished” for accounting purposes (recording a gain on extinguishment of Preferred Stock of $55.8 million), Emmis has not retired for record voting purposes the Preferred Stock subject to the “total return swap” arrangements.  Instead, Emmis asserts that the artifice of a “total return swap” transaction allows it to obtain all the benefits of owning the Preferred Stock during the five-year term of the arrangement, but avoid having to retire the Preferred stock until after the securities are formally transferred from Emmis’ transfer agent to Emmis at the end of the term of the arrangement.  By using the “total return swap” artifice, Emmis has fraudulently secured for itself the right to vote

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shares of Preferred Stock that should instead properly be retired.  The preferred stock is effectively alive only to vote for Emmis to eliminate the rights and value of the preferred shares held by remaining outstanding holders.

38.           At no time during its private solicitation of proxies and offers to acquire Preferred Stock through November 22, 2011 did Emmis or Mr. Smulyan file a proxy solicitation or tender offer statement or otherwise publicly disclose their plan to acquire the voting power of two-thirds of the Preferred Stock and attempt to eliminate the rights of non-tendering holders.

39.           Moreover, although the selling Preferred Stockholders in the “total return swap” transactions are required to provide Emmis with an irrevocable proxy and power-of-attorney to vote the “zombie stock” in the name of one of Emmis’s executive officers, the Company insider who received these irrevocable proxies, Mr. Enright, did not file a Schedule 13D to report beneficial ownership in excess of 5% of the Preferred Stock, or plans, proposals, arrangements and understandings with respect to such shares. Furthermore, although Mr. Smulyan directs and controls how Mr. Enright votes the proxies for the shares, Mr. Smulyan has not made a Schedule 13D filing to report his beneficial ownership of such shares, or plans, proposals, arrangements and understandings with respect to such shares.

Emmis Commences A Public Tender Offer To Retire
Preferred Stock While Concealing Its Intentions

40.           By November 22, 2011, Emmis had completed “total return swap” transactions covering 56.8% of the Preferred Stock, creating a large cohort of “zombie stock” but falling short of the two-thirds threshold.  Failing in this initial effort, Mr. Smulyan caused Emmis to take additional measures in furtherance of his scheme to eliminate the rights of Preferred Stockholders.  On December 1, 2011, Emmis commenced a tender offer to purchase and retire

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Preferred Stock outright.  In so doing, Emmis sought to increase the percentage voting power of its “zombie stock” to cross the critical two-thirds threshold.

41.           On November 30, 2011, Emmis issued a press release announcing a modified “Dutch Auction” tender offer to purchase up to $6,000,000 in Preferred Stock at a price per share not less than $12.50 and not greater than $15.56, representing a purchase price between 20 cents and 26 cents on the dollar.  A modified “Dutch Auction” tender offer allows shareholders to indicate how many shares and at what price they wish to tender their shares within the listed range, and the issuer in turn to determine the lowest price per share that will enable it to purchase the desired number of shares based on the number of shares of Preferred Stock tendered and the prices specified by the tendering shareholders.  Emmis’ tender offer was not for all of the remaining Preferred Stock outstanding, but only for $6,000,000 in value (14.8% to 18.4% of the outstanding Preferred Stock as stated in the tender offer document), which when divided by the high end of the tender offer range $15.56, eliminated just enough shares such that the shares Emmis controlled under “total return swaps” would represent 66.673% of the total outstanding.

42.           On December 1, 2011, Emmis filed a tender offer statement on Schedule TO-I for its modified “Dutch Auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr. Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

43.           Schedule TO-I for issuer tender offers has explicit “line item” disclosure requirements, such that an issuer must affirmatively disclose any intentions or plans that it has to

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engage in one or more of an enumerated list of actions or transactions, including changing the rights of securities holders.

44.           Emmis’ Schedule TO-I filings failed to disclose Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in vague and misleading fashion, Emmis’ Schedule TO-I filings merely stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.  Emmis also failed to disclose that in the event this scheme did not work, shares it repurchased outright could be reissued with voting agreements to secure the two-thirds vote.  Emmis would soon adopt this approach only a few weeks later.

45.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.

46.           On January 12, 2012, Emmis held an earnings call.  During the call, an investor noted the Company’s recent purchases of Preferred Stock and specifically asked Mr. Smulyan what the “long-term plan” was in respect of such purchases.  Mr. Smulyan did not disclose Emmis’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, Mr. Smulyan falsely stated that he and the Company were merely “exploring our options.”

47.           On January 30, 2012, Emmis announced in a Form 8-K that it had entered into purchase agreements to acquire another 25,700 shares of Preferred Stock and that, after retiring these 25,700 shares, Emmis would have control of the voting for 61.3% of the remaining outstanding Preferred Stock.  Emmis repurchased these shares at $21.50 per share, a 38% premium to the tender offer price, and noted the shares had been cancelled and retired.

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Emmis Issues “Self-Destructing” Preferred Stock
To A Trust Controlled By Mr. Smulyan

48.           As a final step in their efforts to eradicate the Preferred Stock’s value, Defendants dispensed with the hassle of finding additional sellers of Preferred Stock and decided instead to simply reissue Preferred Stock that Emmis had just repurchased to an entity at a nominal cost in exchange for voting control of the shares.

49.           In the January 30, 2012 Form 8-K in which it announced that it had entered into purchase agreements to acquire another 25,700 shares of Preferred Stock, Emmis also stated that it “may issue shares of Preferred Stock to a third party or third parties who may agree to vote their shares in accordance with the prior written instructions of Emmis” and that it would have voting control for over two-thirds of the outstanding Preferred Stock if it issued 390,304 shares under such voting arrangements.  (Had Emmis not made the purchase of 25,700 shares at $21.50 it would not have had enough shares to reissue the 390,304 shares.)  While Emmis hinted that it had a third-party “buyer” in mind, investors would have to wait more than six weeks to learn the identity of the supposed “third party” or “third parties.”

50.           Like Emmis’s Schedule TO-I filings, the Form 8-K that Emmis filed on January 30, 2012, failed to disclose Emmis’s plan or intentions to eliminate the rights of the remaining Preferred Stockholders and instead stated, in vague and misleading fashion, that if Emmis obtained voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend the provisions applicable to the Preferred Stock.  Mr. Enright signed the Form 8-K filing on behalf of Emmis.

51.           On March 13, 2012, Mr. Smulyan caused Emmis to take further coercive action against the minority Preferred Stockholders that were unwilling to sell their shares back to Emmis at the distressed level of 26 cents on the dollar.  Emmis filed a Preliminary Proxy

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Statement to announce a Special Meeting of shareholders at which holders of Class A Common Stock and holders of Class B Common Stock, voting as a single class, and holders of Preferred Stock would vote on proposed amendments to the Articles of Incorporation.  The proposed amendments would strip all the rights and privileges of the Preferred Stock, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right.  The Preliminary Proxy Statement alleged that Emmis had acquired the ability to vote two-thirds of the Preferred Stock through the voting agreements made as part of the “total return swaps” and a newly disclosed voting agreement with a “2012 Retention Plan Trust,” newly created for the ostensible benefit of company employees, to which Emmis would issue 400,000 shares of Preferred Stock.  The 2012 Retention Plan Trust was not a mere “third party.”  Rather, Mr. Smulyan was designated the Trustee of the 2012 Retention Plan Trust with authority to vote the Preferred Stock issued to the Trust.

52.           Prior to the filing of the Preliminary Proxy Statement, no disclosure had been made with respect to the creation of the 2012 Retention Plan Trust or the issuance of 400,000 shares of Preferred Stock to the Trust.  Unlike most incentive plans that offer common stock or cash to employees, the unusual currency of this plan was to be preferred stock issued to employees at a fraction of the value Emmis had paid to purchase these shares in its public tender offer only weeks before.  It was only subsequent to the filing of the Preliminary Proxy Statement that Emmis then filed a Definitive Proxy Statement on March 21, 2012, announcing a meeting to be held on April 2, 2012 (separate from the meeting to which the Preliminary Proxy Statement referred) at which holders of Class A Common Stock and Class B Common Stock, voting together as a class, would meet to approve the 2012 Retention Plan Trust and the issuance of the 400,000 shares of Preferred Stock to the Trust.

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53.           Because Mr. Smulyan controls the Common Stock’s voting power through the super voting Class B, there was no risk shareholders would not approve the establishment of the 2012 Retention Plan Trust and the issuance of the shares.  As acknowledged in the Preliminary Proxy Statement, Emmis’s control of both the “zombie shares” and the 2012 Retention Plan Trust gave the Company the two-thirds vote it needed to eliminate the rights and privileges of the Preferred Stock and render the shares worthless: “The proposals to adopt the Proposed Amendments are expected to be approved by the holders of the Common Stock and Preferred Stock based on (i) the terms of total return swaps and voting agreements which Emmis entered into with certain holders of the Preferred Stock (including the Trustee of the 2012 Retention Plan Trust) and (ii) Mr. Jeffrey H. Smulyan’s intention to vote his shares of Common Stock in favor of the proposals to adopt the Proposed Amendments.”

54.           The issuance of Preferred Stock to the 2012 Retention Plan Trust is another example of Emmis’s use of form over substance to achieve the Company’s goal of securing the two-thirds vote of the Preferred Stock, amending the terms of the securities, and rendering the Preferred Stock worthless.  If the goal of the 2012 Retention Plan Trust was really employee retention, Emmis would not fund the trust with shares of Preferred Stock (which at present, clearly have value) and then cause the trustee (Mr. Smulyan) to vote to eliminate the rights and privileges of those shares, rendering them worthless.  Generally, retention plans are funded with common stock of the employer.  Emmis can unilaterally convert the Preferred Stock issued to the trust to common at any time.  No legitimate purpose existed for Emmis to go through the interim step of issuing Preferred Stock to the trust when Emmis has more than enough authorized common stock to fund the program.  The 2012 Retention Plan Trust was created solely to serve as a vehicle for Smulyan to vote shares of Preferred Stock and render the securities worthless.

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55.           The Proposed Amendments for the sham “vote” that Defendants have engineered would:

a.
Remove Emmis’ obligation to pay to holders of the Preferred Stock the amount of dividends in respect of their Preferred Stock that are accumulated on or prior to the effectiveness of the Proposed Amendments;

b.
Change the designation of the Preferred Stock from “Cumulative” to “Non-Cumulative” and change the terms such that dividends or distributions on the Preferred Stock will not accrue or be payable unless declared by the board of directors (and thereby eliminate the associated rights to elect directors in the event of dividend arrearages);

c.
Eliminate the restrictions on Emmis’ ability to pay dividends or make distributions on, or repurchase, its Common Stock or other junior stock prior to paying accumulated dividends or distributions on the Preferred Stock;

d.	Remove the ability of the holders of the Preferred Stock to require Emmis to repurchase all of such holders’ Preferred Stock upon certain goingprivate transactions;

e.	Remove the ability of the holders of the Preferred Stock to convert all of such Preferred Stock to Class A Common Stock upon a change of control at specified conversion prices;

f.
Provide that holders of the Preferred Stock will not vote as a separate class on a plan of merger, share exchange, sale of assets or similar transaction but will vote with the Common Stock on an as-converted basis (except as may otherwise be required by law); and

g.
Change the conversion price adjustment applicable to certain merger, reclassification and other transactions to provide that the Preferred Stock converts into the right to receive property that would have been receivable had such Preferred Stock been converted into Class A Common Stock immediately prior to such transaction.

56.           David Gale, an outside director on Emmis’ Board of Directors, voted against the plan to issue 400,000 shares of Preferred Stock to an employee retention plan trust because “he believes that there is no economic reason for issuing shares of Preferred Stock to a trust under the 2012 Retention Plan other than to position Emmis to transfer wealth from the holders of the Preferred Stock to holders of the Common Stock,” such as Mr. Smulyan.

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57.           It is Mr. Smulyan, however, that controls Emmis, and Defendants are on the brink of a filing a Definitive Proxy Statement with respect to a Special Meeting to carry out their sham “vote” on the Proposed Amendments.

58.           Defendants deliberately waited until they believed that they had acquired voting control of two-thirds of what they deem to be the outstanding Preferred Stock to reveal the plan that they had devised long ago to acquire voting control of the Preferred Stock and unilaterally eliminate the valuable rights and privileges that the Preferred Stockholders acquired when they purchased their Preferred Stock.

59.           By repeatedly disregarding their disclosure obligations, Defendants threaten to stage a sham shareholder vote to deprive Preferred Stockholders of virtually all of their contractual rights and the value of their investments.  As minority holders of Preferred Stock, Plaintiffs are squarely in the crosshairs of Mr. Smulyan and Emmis, and will be irreparably harmed if this scheme is allowed to succeed.

60.           Absent injunctive relief, Defendants will no doubt prevail in their scheme to acquire voting control of two-thirds of the Preferred Stock through false, misleading, selective, and inadequate disclosures to investors and unilaterally “vote” out of existence the rights and privileges of the Preferred Stockholders, all without ever filing a proxy statement, tender offer statement or other disclosure statement with full disclosure of their plans and intentions until it was a fait accompli.  Once Plaintiffs and other Preferred Stockholders are eliminated from Emmis’ capital structure, Defendants will have unfettered power to irrevocably alter the course of the Company through, for example, business transactions or combinations that they would not have been able to enter into had the rights and privileges of the Preferred Stockholders not been

21

eliminated, and it will be impossible to later restore the status quo or to adequately address the Preferred Stockholders’ harm with money damages.

COUNT I
(Violation of 15 U.S.C. § 78n(a) and 17 C.F.R. § 240.14a-9)

61.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

62.           This Count is brought against Defendants Emmis Communications Corporation, Jeffrey H. Smulyan, Patrick M. Walsh, and J. Scott Enright.

63.           Section 14(a) of the Securities Exchange Act of 1934, as amended (“the “Exchange Act”), 15 U.S.C. § 78n(a), and the rules and regulations promulgated thereunder, govern the solicitation of proxies.  Pursuant to those statutory and regulatory provisions, proxies must not be solicited without proper compliance with the SEC’s rules and regulations, including Regulation 14A.  These statutory and regulatory provisions also provide that no solicitation of a proxy shall be made by any means which, inter alia, contain a statement that is false or misleading with respect to any material fact, or omits to state any material fact. Moreover, pursuant to 17 C.F.R. § 240.14a-9, no solicitation (not limited to proxy materials) may be made by means of any communication that is false or misleading, or that omits any material fact necessary to make the statements therein false or misleading.

64.           Section 14(a) of the Exchange Act, and rules and regulations promulgated thereunder, require full and fair disclosure in proxy solicitations and proper filing of proxy voting materials.  It was enacted to prevent management and others from obtaining authorization for corporate action by means of inadequate or misleading disclosures.

65.           As discussed above, without filing any proxy solicitation statement, Emmis representatives, including Messrs. Smulyan, Walsh, and Enright, privately solicited Preferred

22

Stockholders to enter into “total return swap” transactions in which the Preferred Stockholders would be required to vote their Preferred Stock in accordance with Emmis’ prior written instructions and provide Emmis with an irrevocable five-year term proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’ executive officers.

66.           By ignoring the proxy rules and failing to file a proxy solicitation statement, Defendants failed to disclose material information, including all information that is required to be disclosed to investors in connection with a proxy solicitation pursuant to Section 14(a) and the rules promulgated thereunder, and illegally solicited and obtained the voting rights of Preferred Stockholders.

67.           By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock, or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, without filing a proxy solicitation statement and without disclosing its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

68.           Defendants’ failure to file a proxy solicitation statement and disclose all information that is required to be disclosed to investors in connection with a proxy solicitation was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

69.           Had Defendants filed the requisite proxy solicitation statement and fully disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to enter into “total return swap”

23

arrangements under which Preferred Stockholders relinquished to Emmis all of the economic benefits and voting rights of their Preferred Stock at a heavily discounted rate of under 26 cents on the dollar, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

70.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote where irrevocable proxies were obtained through sham “total return swap” transactions and without the required disclosures for proxy solicitations.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

71.           Defendants’ failure to file a proxy solicitation statement and disclose all information that is required to be disclosed to investors in connection with a proxy solicitation violates Section 14(a) of the Exchange Act, Regulation 14A, and SEC Rule 14a-9.

72.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 14(a) of the Exchange Act.  Regulation 14A, and SEC Rule 14a-9 by soliciting, without any proxy solicitation statement, Preferred Stockholders to enter into “total return swap” transactions under which the Preferred Stockholders would be required to vote their Preferred Stock in accordance

24

with Emmis’ prior written instructions and provide Emmis with an irrevocable proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’ executive officers.

73.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock subject to the “total return swap” transactions that Defendants illegally solicited and obtained.

74.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

75.           Plaintiffs have no adequate remedy at law.

COUNT II
(Violation of 15 U.S.C. § 78m(e) and 17 C.F.R. §§
240.13e-3, 240.13e-4, 240.13e-100, and 240.14d-100)

76.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

77.           This Count is brought against Defendant Emmis Communications Corporation.

78.           Section 13(e) of the Exchange Act, 15 U.S.C. § 78m(e), and the rules and regulations promulgated thereunder, govern the filings and disclosures required when an issuer makes tender offers for its own securities.  Under 17 C.F.R. §§ 240.13e-4 and 240.14d-100, an issuer is required to file certain documents with the SEC, make mandatory disclosures, including disclosures of the intended purpose and effect of its tender offer, and conduct any tender offer in accordance with the provisions of the Exchange Act.

79.           As discussed above, prior to December 1, 2011, without filing any tender offer statement, Emmis representatives, including Messrs. Smulyan, Walsh, and Enright, privately approached a substantial number of Preferred Stockholders and pressured them to sell their Preferred Stock, either directly or through “total return swap” transactions.

25

80.           By ignoring tender offer rules and failing to file a tender offer statement, Defendants failed to disclose material information, including all information that is required to be disclosed to investors in connection with a tender offer, and illegally offered to acquire and obtained beneficial ownership of Preferred Stock.

81.           By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, without filing a tender offer statement and without disclosing its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

82.           Defendants’ failure to file a tender offer statement and disclose all information that is required to be disclosed to investors in connection with a tender offer was at least negligent, if not reckless or deliberate, and is an essential link in Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

83.           Had Defendants filed the requisite tender offer statement and fully disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, at a heavily discounted rate of under 26 cents on the dollar, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock,

26

and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

84.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

85.           Defendants’ failure to file a tender offer statement prior to December 1, 2011 and disclose all information that is required to be disclosed to investors in connection with a tender offer violates Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100.

86.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100 by offering to acquire and obtaining, without any tender offer statement, Preferred Stock.

87.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through a tender offer without any tender offer statement.

88.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

89.           On December 1, 2011, Emmis filed a Schedule TO-I for its modified “Dutch Auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr.

27

Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

90.           Schedule TO-I for tender offers has explicit “line item” disclosure requirements, such that an issuer must disclose any intentions or plans that it has to engage in one or more of an enumerated list of actions or transactions, including changing the rights of securities holders.

91.           Emmis’ Schedule TO-I filings failed to disclose its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in vague and misleading fashion, Emmis’ Schedule TO-I filings stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.

92.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.  By purchasing and retiring Preferred Stock, Emmis increased the percentage voting power of the outstanding Preferred Stock subject to its control under the “total return swap” arrangements.

93.           Defendants’ failure to disclose all information that is required to be disclosed to investors in connection with its modified “Dutch Auction” tender offer was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

94.           Had Defendants’ Schedule TO-I filings fully disclosed to all of Emmis’ investors Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to acquire through the tender offer the shares of Preferred Stock that it did at the prices that it did,

28

would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

95.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

96.           Defendants’ failure to disclose in its Schedule TO-I filings all information that is required to be disclosed to investors in connection with a tender offer, including Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, violates Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100.

97.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100 by offering to acquire and obtaining Preferred Stock based on false and misleading Schedule TO-I filings.

98.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through their modified “Dutch Auction” tender offer.

29

99.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

100.           As discussed above, Defendants have undertaken a series of transactions designed to acquire the voting power of two-thirds of what they deem to be the outstanding Preferred Stock and eliminate the rights and privileges of the remaining Preferred Stockholders.  If Defendants succeed in stripping the rights and privileges of the Preferred Stock, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right, the Preferred Stock will be virtually worthless and subject to delisting from NASDAQ.

101.           Under 17 C.F.R. §§ 240.13e-3 and 240.13e-100, an issuer must file certain documents with the SEC, including a Schedule 13E-3, and make mandatory disclosures in connection with any transaction or series of transactions that has either a reasonable likelihood or purpose of causing, either directly or indirectly, any class of equity securities of the issuer to be delisted from a national securities exchange.

102.           Emmis has failed to file a Schedule 13E-3 and make the required disclosures in violation of Section 13(e) of the Exchange Act and Exchange Act Rules 13e-3 and 13e-100.

103.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 13(e) of the Exchange Act and Exchange Act Rules 13e-3 and 13e-100 by offering to acquire and obtaining, without any Schedule 13E-3 filing, Preferred Stock.

104.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained without any Schedule 13E-3 filing.

30

105.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

106.           Plaintiffs have no adequate remedy at law.

COUNT III
(Violation of 15 U.S.C. § 78n(e) and 17 C.F.R. §§ 240.14e-1, 240.14e-3, and 240.14e-5)

107.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

108.           This Count is brought against Defendants Emmis Communications Corporation, Jeffrey H. Smulyan, Patrick M. Walsh, and J. Scott Enright.

109.           Section 14(e) of the Exchange Act, 15 U.S.C. § 78n(e), and the rules and regulations promulgated thereunder, govern all tender offers and prohibit untrue statements of material fact and omissions in connection with tender offers.  Moreover, 17 C.F.R. §§ 240.14e-1, 240.14e-3, 240.14e-4, and 240.14e-5, prohibit unlawful tender offer practices, tender offer transactions on the basis of material, nonpublic information, and purchases by covered persons outside of formal tender offers.

110.           As discussed above, prior to December 1, 2011, without filing any tender offer statement, Emmis representatives, including Messrs. Smulyan, Walsh, and Enright, privately approached a substantial number of Preferred Stockholders and pressured them to sell their Preferred Stock, either directly or through “total return swap” transactions.

111.           By ignoring tender offer rules and failing to file a tender offer statement, Defendants failed to disclose material information, including all information that is required to be disclosed to investors in connection with a tender offer, and illegally offered to acquire and obtained both economic and beneficial ownership over a majority of the Preferred Stock.

31

112.           By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock, or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, without filing a tender offer statement and without disclosing its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

113.           Defendants’ failure to file a tender offer statement and disclose all information that is required to be disclosed to investors in connection with a tender offer was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

114.           Had Defendants filed the requisite tender offer statement and fully disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, at a heavily discounted rate of under 26 cents on the dollar, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

115.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan

32

controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

116.           Defendants’ failure to file a tender offer statement prior to December 1, 2011 and disclose all information that is required to be disclosed to investors in connection with a tender offer violates Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5.

117.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5 by offering to acquire and obtaining, without any tender offer statement, Preferred Stock.

118.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through a tender offer without any tender offer statement.

119.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock.

120.           On December 1, 2011, Emmis filed a Schedule TO-I for its modified “Dutch Auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr. Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

33

121.           Schedule TO-I for tender offers has explicit “line item” disclosure requirements, such that an issuer must disclose any intentions or plans that it has to engage in one or more of an enumerated list of actions or transactions, including changing the rights of securities holders.

122.           Emmis’ Schedule TO-I filings failed to disclose its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in vague and misleading fashion, Emmis’ Schedule TO-I filings stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.

123.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.  By purchasing and retiring Preferred Stock, Emmis increased the percentage voting power of the outstanding Preferred Stock subject to its control under the “total return swap” arrangements.

124.           Defendants’ failure to disclose all information that is required to be disclosed to investors in connection with its modified “Dutch Auction” tender offer was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

125.           Had Defendants’ Schedule TO-I filings fully disclosed to all of Emmis’ investors Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to acquire through the tender offer the shares of Preferred Stock that it did at the prices that it did, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining

34

Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

126.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

127.           Defendants’ failure to disclose in its Schedule TO-I filings all information that is required to be disclosed to investors in connection with a tender offer, including Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, violates Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5.

128.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5 by offering to acquire and obtaining Preferred Stock based on false and misleading Schedule TO-I filings.

129.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through their modified “Dutch Auction” tender offer.

130.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

35

131.           Plaintiffs have no adequate remedy at law.

COUNT IV
(Violation of 15 U.S.C. § 78j and 17 C.F.R. § 240.10b-5)

132.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

133.           This Count is brought against Defendants Emmis Communications Corporation, Jeffrey H. Smulyan, Patrick M. Walsh, and J. Scott Enright.

134.           Section 10(b) of the Exchange Act, 15 U.S.C. § 78n(d), and 17 C.F.R. § 240.10b-5 make it unlawful to “employ any device, scheme, or artifice to defraud” or “make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading” in connection with the purchases or sales of securities.

135.           As discussed above, since at least October 2011 and potentially earlier, Defendants have planned to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

136.           Without disclosing in any public filing their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants coerced Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, through what Emmis’ Chief Financial Officer and Chief Operating Officer, Patrick M. Walsh, described as a “prisoner’s dilemma.”  Emmis representatives, including Messrs. Smulyan, Walsh, and Enright, privately approached certain Preferred Stockholders and told them that they had the choice of either selling their Preferred Stock to Emmis at a discounted rate or risk seeing the entire value of their securities eliminated by Emmis.  The terms were not negotiable, and the Preferred Stockholders whom

36

Emmis approached were given a short period of time to decide.  Moreover, the Emmis representatives emphasized that there was limited available financing and repurchases would be done on a “first come, first serve” basis.  In this way, Defendants used selective disclosure of non-public information to coerce Preferred Stockholders to sell their Preferred Stock.  By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock, or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, through Defendants’ fraudulent scheme.

137.           On December 1, 2011, Emmis filed a Schedule TO-I for its modified “Dutch Auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr. Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

138.           Emmis’ Schedule TO-I filings failed to disclose its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in false and misleading fashion, Emmis’ Schedule TO-I filings stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.

139.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.  By purchasing and retiring Preferred Stock, Emmis increased the percentage voting power of the outstanding Preferred Stock subject to its control under the “total return swap” arrangements.

140.           On January 12, 2012, Emmis held an earnings call.  During the call, an investor noted the Company’s recent purchases of Preferred Stock and specifically asked Mr. Smulyan

37

what the “long-term plan” was.  Mr. Smulyan did not disclose Emmis’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in false and misleading fashion, Mr. Smulyan stated that he and the Company were merely “exploring our options” without disclosing the Company’s true plans and intentions in this regard.

141.           On January 30, 2012, Emmis announced in a Form 8-K that it had entered into purchase agreements to acquire another 25,700 shares of Preferred Stock and that after retiring these 25,700 shares, Emmis would have control of the voting for 61.3% of the remaining outstanding Preferred Stock.  The Form 8-K also stated that Emmis “may issue shares of Preferred Stock to a third party or third parties who may agree to vote their shares in accordance with the prior written instructions of Emmis” and that Emmis would have voting control for twothirds of the outstanding Preferred Stock if it issued 390,304 shares under such voting arrangements.  The Form 8-K failed to disclose Defendants’ plan to eliminate the rights of the remaining Preferred Stockholders and instead stated, in vague and misleading fashion, that if Emmis obtained voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend the provisions applicable to the Preferred Stock.  Mr. Enright signed the Form 8-K filing on behalf of Emmis.

142.           As discussed above, Defendants have obtained voting control of two-thirds of what they deem to be outstanding Preferred Stock through a series of manipulative acts, and waited until March 13, 2012, when they had essentially already acquired voting control of twothirds of what they deemed to be outstanding Preferred Stock, to finally reveal the plan they had devised long ago to acquire voting control of two-thirds of the Preferred Stock and unilaterally “vote” out of existence the valuable rights and privileges that the Preferred Stockholders

38

acquired when they purchased their Preferred Stock. For a period of at least five months (from at least October 2011 to March 13, 2012), therefore, Defendants solicited transactions and traded in Preferred Stock based on material, non-public information.

143.           Had Defendants publicly disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, at a discounted rate, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

144.           Moreover, outside of Defendants, no investor who traded in Preferred Stock prior to March 13, 2012 was aware that Defendants planned to create a trust subject to Mr. Smulyan’s control and issue shares of Preferred Stock to the trust so that they would have the ability to control the vote of over two-thirds of the Preferred Stock and unilaterally “vote” to eliminate the rights and privileges of the Preferred Stock.

145.           Plaintiffs and other investors in Preferred Stock have been injured by, and are suffering ongoing injury as a result of, Defendants’ fraudulent scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, and Defendants’ manipulative acts and false statements and omissions of material fact in furtherance of such scheme.

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146.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

147.           Plaintiffs are entitled to declaratory relief that Defendants have violated Section 10(b) of the Exchange Act and Exchange Act Rule 10b-5 by failing to publicly disclose their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders until they had already acquired the two-thirds voting power.

148.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock subject to the “total return swap” transactions that Defendants illegally obtained.

149.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

150.           Plaintiffs have no adequate remedy at law.

COUNT V
(Violation of 15 U.S.C. § 78m(d) and 17 C.F.R. §§ 240.13d-1 and 240.13d-101)

151.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

152.           This Count 1s brought against Defendants Jeffrey H. Smulyan and J. Scott Enright.

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153.           Section 13(d) of the Exchange Act, 15 U.S.C. § 78m(d), and the rules and regulations promulgated thereunder, including 17 C.F.R. §§ 240.13d-1 and 240.13d-101, provide that any person, and any group acting together for the purpose of acquiring, holding, or voting securities of a company, who acquires, either directly or indirectly, the beneficial ownership of more than 5% of a class of securities registered under Section 12 of the Exchange Act must, within 10 days, file a statement on a Schedule 13D or amend an existing Schedule 13D. A primary purpose of Section 13(d) is to alert and inform companies, their shareholders, and the investing public in general regarding share accumulations which could represent a potential shift in corporate control or a potential change in a company’s direction and to compel full disclosure of information critical to shareholders in making informed decisions.

154.           A “beneficial owner” is any person who “directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has . . . [v]oting power which includes the power to vote, or to direct the voting of, such security,” and includes any person who “directly or indirectly, creates or uses a . . . proxy, power of attorney . . . or any other contract, arrangement, or device with the purpose or effect of divesting [the record owner] of beneficial ownership of a security . . . as part of a plan or scheme to evade the reporting requirements of Section 13(d) or (g) of the Act.” 17 C.F.R. §§ 240.13d-3(a) and (b).

155.           Under 17 C.F.R. § 240.13d-101, a person who acquires, either directly or indirectly, the beneficial ownership of more than 5% of a class of securities must file a Schedule 13D to “describe any plans or proposals . . . which the reporting person may have which relate to or would result in (a) The acquisition by any person of additional securities of the issuer . . . (b) An extraordinary corporate transaction . . . (e) Any material change in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer’s business or

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corporate structure . . . (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; [or] (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.”

156.           Although the selling Preferred Stockholders in the “total return swap” transactions are required to provide Emmis with an irrevocable proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’ executive officers, the Company insider who received these irrevocable proxies, Mr. Enright, did not file a Schedule 13D to report beneficial ownership in excess of 5% of the Preferred Stock, or plans, proposals, arrangements and understandings with respect to such shares, including, but not limited to, Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

157.           Furthermore, although Mr. Smulyan directs and controls how Mr. Enright votes the proxies for the shares subject to “total return swap” arrangements, Mr. Smulyan has not made a Schedule 13D filing to report his beneficial ownership of such shares, or plans, proposals, arrangements and understandings with respect to such shares.

158.           The failure to file the requisite Schedule 13D and disclose all information that is required to be disclosed to investors in Schedules 13D violates Section 13(d) of the Exchange Act and SEC Rules 13d-1 and 13d-101.  The failure of Mr. Enright and Mr. Smulyan to file the requisite Schedule 13Ds deprived all investors of information necessary to ensure fair trading in Emmis Preferred Stock and will deprive Preferred Stockholders of a fair vote on the Proposed Amendments to the Company’s Articles of Incorporation and the Certificate of Designation for the Preferred Stock.

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159.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

160.           Plaintiffs are entitled to declaratory relief that Mr. Enright and Mr. Smulyan violated Section 13(d) of the Exchange Act and Exchange Act Rules 13d-1 and 13d-101 by failing to file a proper Schedule 13D and failing to disclose Defendants’ purpose, plans, intentions, and agreements with respect to the Preferred Stock for which he holds irrevocable proxies, including, but not limited to, Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

161.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained without making the proper disclosures on Schedule 13D.

162.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained, or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock, without making the proper disclosures on Schedule 13D.

163.           Plaintiffs have no adequate remedy at law.

COUNT VI
(Violation of 15 U.S.C. § 78t(a))

164.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

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165.           This Count is brought against Defendants Jeffrey H. Smulyan, Patrick M. Walsh, J. Scott Enright, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel.

166.           Mr. Smulyan is the President, Chief Executive Officer, and Chairman of the Board of Directors of Emmis.  Emmis is a “Controlled Company” as defined in the NASDAQ listing standards because more than 50% of its voting power is held by Mr. Smulyan.

167.           Mr. Smulyan exercises control over the operations of Emmis, and the conduct of Messrs. Walsh and Mr. Enright as Emmis officers and employees.  Mr. Smulyan had the power and ability to control or influence the particular acts of Emmis, Mr. Walsh, and Mr. Enright giving rise to violations of Sections 10(b), 13(d), 13(e), 14(a), and 14(e) of the Exchange Act.

168.           Mr. Walsh is the Executive Vice President, Chief Operating Officer, and Chief Financial Officer of Emmis and directly reports to Mr. Smulyan.  Mr. Walsh exercises control over the operations of Emmis and had the power and ability to control or influence the particular acts of Emmis giving rise to violations of Sections 10(b), 13(e), 14(a), and 14(e) of the Exchange Act.

169.           Mr. Enright is the Executive Vice President, Secretary, and General Counsel of Emmis and directly reports to Mr. Smulyan.  Mr. Enright exercises control over the operations of Emmis and had the power and ability to control or influence the particular acts of Emmis giving rise to violations of Sections 10(b), 13(e), 14(a), and 14(e) of the Exchange Act.

170.           Ms. Bayh, Mr. Kaseff, Mr. Leventhal, Mr. Lund, Mr. Nathanson, and Mr. Sorrel are members of the Board of Directors of Emmis, exercise control over the operations of Emmis and its management, including Messrs. Smulyan, Walsh, and Enright, and had the power and ability to control or influence the particular acts of Emmis, Mr. Smulyan, Mr. Walsh, and Mr.

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Enright giving rise to violations of Sections 10(b), 13(d), 13(e), 14(a), and 14(e) of the Exchange Act.

171.           As controlling persons of primary violators of the Exchange Act, Mr. Smulyan, Mr. Walsh, Mr. Enright, Ms. Bayh, Mr. Kaseff, Mr. Leventhal, Mr. Lund, Mr. Nathanson, and Mr. Sorrel are liable under Section 20(a) of the Exchange Act, and Plaintiffs are entitled to declaratory, injunctive, and other appropriate relief that applies equally to the primary violators and their control persons.

172.           Plaintiffs have no adequate remedy at law.

COUNT VII
(Violations of Indiana Law– “Total Return Swap”
Agreements and Related Voting Arrangements)

173.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

174.           This Count is brought against Defendant Emmis Communications Corporation.

175.           Emmis coerced and intimidated the Preferred Stockholders with whom it chose to communicate into entering “total return swap” agreements and related voting arrangements.

176.           Under the “total return swap” agreements, the Preferred Stockholders relinquished to Emmis all incidents of beneficial ownership of the Preferred Stock they previously owned.

177.           Under the related voting arrangements, the Preferred Stockholders that entered the “total return swap” transactions relinquished to Emmis all rights to exercise discretion in voting the Preferred Stock.

178.           The shares of Preferred Stock that are subject to the “total return swap” agreements, to the extent they still exist, belong to Emmis.

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179.           Emmis has conceded for public accounting purposes that the Preferred Stock subject to the “total return swap” agreements has been “extinguished,” such that Emmis has recorded a gain on its acquisition of the Preferred Stock.

180.           Under Indiana law, the Preferred Stock that was acquired and extinguished by Emmis no longer can be legally voted, by anyone.

181.           Moreover, Indiana law does not permit a corporation to direct the vote of its own shares, except in the exercise of a bona fide exercise of fiduciary duty to a third party.

182.           Indiana law and policy do not permit an Indiana corporation to acquire beneficial ownership of its own capital stock while preserving the nominal exercise of voting rights by the selling stockholders.  More particularly, Indiana law and policy do not permit such a scheme when its purpose it to facilitate self-dealing and self-perpetuation by the corporation’s management, to the detriment of stockholders.

183.           The “total return swap” agreements and related voting arrangements are unauthorized, illegal, and against the public policy of the State of Indiana.

184.           The “total return swap” agreements and related voting arrangements are unenforceable and void.

185.           The “total return swap” agreements and related voting arrangements were created and entered into by Emmis for the purpose of increasing the number of shares of Preferred Stock that Emmis would purport to control in connection with proposed amendments to the Emmis Articles of Incorporation that would strip all the rights and privileges of the remaining Preferred Stockholders, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right.

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186.           The “total return swap” agreements and related voting arrangements were and are a sham, device, and artifice designed to strip all rights and privileges of any value to the Preferred Stockholders.

187.           Plaintiffs are entitled to declaratory relief that the “total return swap” agreements and related voting arrangements violate Indiana law, and are void and unenforceable.

188.           Plaintiffs are entitled to declaratory relief that the shares of Preferred Stock subject to the “total return swap” agreements were, as a matter of law and equity, owned by Emmis upon execution of those agreements, extinguished, and not outstanding or entitled to any vote.

189.           Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that was acquired by Emmis pursuant to the “total return swap” agreements.

COUNT VIII
(Violations of Emmis’ Articles of Incorporation –
Issuance of Preferred Stock to Emmis’ “2012 Retention Plan Trust”)

190.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

191.           This Count is brought against Defendant Emmis Communications Corporation.

192.           The 2012 Retention Plan Trust was not created for a legitimate business purpose, but was instead created by Emmis for the purpose of increasing the number of shares of Preferred Stock that Emmis would purport to control in connection with proposed amendments to the Emmis Articles of Incorporation that would strip all the rights and privileges of the remaining Preferred Stockholders, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right.

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193.           The 2012 Retention Plan Trust was and is a sham, device, and artifice designed to strip all rights and privileges of any value to the Preferred Stockholders.

194.           Emmis’ issuance of 400,000 shares of Preferred Stock to the 2012 Retention Plan Trust constitutes the issuance of a series of stock that will, in effect, rank senior to the Preferred Stock held by Plaintiffs, in terms of voting and other rights (the “New Preferred Stock”).

195.           Emmis’ issuance of 400,000 shares of this New Preferred Stock to the 2012 Retention Plan Trust, so that it can purport to exert control over the vote of two-thirds of the Preferred Stock, constitutes the effective amendment of the Articles of Incorporation in a manner that will adversely affect the rights of holders of Preferred Stock in Emmis.

196.           Section 7.3 of Exhibit A to the Amended Articles of Incorporation of Emmis states:

The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Preferred Stock will be required for the issuance of any class or series of stock, or security convertible into the Corporation’s stock, ranking senior to the Preferred Stock as to dividends, liquidation rights or voting rights and for amendments to the Corporation’s Articles of Incorporation that would adversely affect the rights of holders of the Preferred Stock; provided, however, that any issuance of shares of preferred stock which rank ratably with the Preferred Stock (including the issuance of additional shares of the Preferred Stock) will not, by itself, be deemed to adversely affect the rights of the holders of the Preferred Stock. In all such cases, each share of Preferred Stock will be entitled to one vote.

197.           Emmis’ issuance of shares to the 2012 Retention Plan Trust, controlled by Mr. Smulyan, was not an issuance of shares with rights equivalent to those of the outstanding Preferred Stock.  Rather, in conjunction with the shares beneficially owned by Mr. Smulyan under the “total return swap” agreements, Emmis was effectively issuing to Mr. Smulyan a class or series of shares providing direct control over a two-thirds majority of Preferred Stock, enabling him unilaterally to amend Emmis’s Articles of Incorporation and “vote” out of

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existence all the valuable rights and benefits of the holders of outstanding Preferred Stock.  Such rights are senior to the rights held by the holders of the outstanding Preferred Stock.

198.           Emmis was required by Section 7.3 of the Certificate to obtain the affirmative vote of at least 66 2/3% of the holders of the Preferred Stock before issuing the 400,000 shares of additional preferred stock to the 2012 Retention Plan Trust.  The New Preferred Stock issued to the 2012 Retention Plan Trust is effectively Emmis common stock that Mr. Smulyan has attempted to disguise as preferred stock, with superior voting rights, designed to survive just long enough to win the required two-thirds vote.

199.           The public market would value the New Preferred Stock, with the Call Option embedded by Emmis, such that, in economic terms, each share of the New Preferred Stock would have nearly nine times the voting power of every share of existing Preferred Stock.  Under Section 7.3 of the Articles, “the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Preferred Stock will be required for the issuance of any class or series of stock, or security convertible into the Corporation’s stock, ranking senior to the Preferred Stock as to dividends, liquidation rights, or voting rights....”  Given the almost 9:1 effective voting right advantage for the New Preferred Stock issued to the 2012 Retention Plan Trust, the issuance of the New Preferred Stock by Emmis required a two-thirds vote by outstanding Preferred Stockholders.

200.           Emmis did not seek or obtain such an affirmative vote.

201.           The issuance of the 400,000 shares of preferred stock to the 2012 Retention Plan Trust was unauthorized, contrary to law, and void.

202.           The 2012 Retention Plan Trust does not hold validly issued shares of Preferred Stock of Emmis, and cannot legally vote the shares that it purports to own.

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203.           Plaintiffs are entitled to declaratory relief that the issuance of 400,000 shares of Preferred Stock to the 2012 Retention Plan Trust violated Emmis’ Articles of Incorporation and Indiana law, was unauthorized, and is void.

204.           Plaintiffs are entitled to declaratory relief that the 400,000 shares of Preferred Stock purportedly issued to the 2012 Retention Plan Trust are not outstanding or entitled to any vote.

205.           Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from voting, directing others to vote, or taking any action on votes cast for, the 400,000 shares of Preferred Stock that was issued by Emmis to the 2012 Retention Plan Trust.

COUNT IX
(Violations of Indiana Law – Voting of Preferred Stock
Purportedly Issued to Emmis’ “2012 Retention Plan Trust”)

206.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

207.           This Count is brought against Defendant Emmis Communications Corporation.

208.           Indiana law prohibits subsidiary corporations from voting shares of the stock of a parent corporation, if the parent owns a majority of the subsidiary’s shares.

209.           The purpose and public policy for this prohibition is to ensure that the management and controlling shareholders of such a parent corporation do not abuse their authority to engage in self-perpetuating and self-dealing transactions that may be harmful to the corporation and its owners.

210.           Indiana law provides a limited exception to this rule for instances where a corporation may need to direct the voting of another entity for purposes of discharging a fiduciary duty, such as where the corporation is the general partner of a stockholding limited

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partnership, or in the case of a bona fide employee benefit plan.  In such instances, the beneficiaries of that fiduciary duty could act effectively to check the self-interest of the corporation’s management and controlling shareholders.

211.           This limited exception does not authorize or permit the establishment of a sham “employee benefit plan” that has not been established for the purpose of enhancing the welfare of corporate employees, but rather as an illegitimate tool for the corporation and its controlling shareholder to strip away rights and benefits guaranteed by the Articles of Incorporation to holders of Preferred Stock.

212.           Even if Emmis were authorized to issue the 400,000 shares of purported Preferred Stock to the 2012 Retention Plan Trust, Emmis is not authorized or permitted by Indiana law to vote those shares.

213.           Plaintiffs are entitled to declaratory relief that Emmis is not authorized or permitted by Indiana law to vote, or direct others to vote, or take any action on votes cast for, the 400,000 shares of Preferred Stock purportedly issued to the 2012 Retention Plan.

214.           Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from voting, directing others to vote, or taking any action on votes cast for, the 400,000 shares of Preferred Stock purportedly issued by Emmis to the 2012 Retention Plan.

COUNT X
(Breaches of Fiduciary Duties by Emmis Directors)

215.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

216.           This Count is brought against Defendants Jeffrey H. Smulyan, Patrick M. Walsh, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel (collectively, the “Director Defendants”).

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217.           Each of the individual directors of Emmis owes a fiduciary duty to the shareholders of the corporation, including the Preferred Stockholders, not to engage in conduct that is illegal, ultra vires, or fraudulent, or that otherwise is intended wrongfully to strip the Preferred Stockholders of their unique, established rights.

218.           Each of the individual directors of Emmis owes a fiduciary duty to the shareholders of the corporation, including the Preferred Stockholders, not to participate in a fraudulent and deceptive scheme by the controlling shareholder to strip the existing rights of the holders of Preferred Stock, through amendments to the Articles of Incorporation and other conduct, for the personal gain of the controlling shareholder.

219.           Each of the Director Defendants has breached these fiduciary duties by approving and authorizing the misconduct alleged herein.

220.           These breaches of fiduciary duties have caused and threaten to cause severe harm to the Preferred Stockholders.

221.           Plaintiffs are entitled to declaratory relief that the Director Defendants are in breach of their fiduciary duties to the Preferred Stockholders.

222.           Plaintiffs are entitled to injunctive relief preventing the Director Defendants and their agents from continuing to engage in such breaches of fiduciary duties, including injunctive relief preventing the Director Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that Defendants illegally solicited or obtained and directing the Director Defendants to have Emmis divest the Preferred Stock that was illegally obtained or offer to rescind the transactions through which Preferred Stock or voting control over Preferred Stock was illegally obtained.

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COUNT XI
(Breaches of Fiduciary Duties by Controlling Stockholder)

223.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

224.           This Count is brought against Defendant Jeffrey H. Smulyan.

225.           Emmis is a “Controlled Company” as defined in the NASDAQ listing standards because more than 50% of its voting power is held by one individual, Mr. Smulyan.  Mr. Smulyan controls the management of Emmis, and controls over 64% of the vote of Emmis Common Stock.  Moreover, through the manipulative acts and false statements and omissions of material fact discussed above, Mr. Smulyan now effectively controls over two-thirds of the vote of what Emmis and Mr. Smulyan deem to be outstanding Preferred Stock.  Even a person who managed to acquire all of the publicly available shares of Emmis could not defeat any proposal by Mr. Smulyan put to a vote of Emmis stockholders.

226.           For purposes of defining the fiduciary duties Mr. Smulyan owes the Preferred Shareholders under Indiana law, Emmis should be treated as a closely-held corporation.

227.           Mr. Smulyan, as Chairman, director, and the controlling stockholder of Emmis, owes a fiduciary duty to the stockholders of the corporation, including the Preferred Stockholders, to deal openly, honestly, and fairly with those stockholders.

228.           Mr. Smulyan, as Chairman, director, and the controlling stockholder of Emmis, owes a fiduciary duty to the stockholders of the corporation, including the Preferred Stockholders, not to be distracted from the performance of his official duties by his personal interests.

229.           Mr. Smulyan has breached these fiduciary duties by proposing, approving, and authorizing the misconduct alleged herein.

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230.           These breaches have caused and threaten to cause severe harm to the Preferred Stockholders.

231.           Mr. Smulyan has a patent and substantial conflict of interest between his personal financial interests as controlling stockholder of Emmis and his fiduciary duties to the Preferred Stockholders.

232.           Mr. Smulyan cannot vote his own shares of common stock in Emmis, or direct others to vote shares of common stock or Preferred Stock in Emmis, on the subjects outlined in Emmis’ March 13, 2012 Preliminary Proxy Statement, or on other matters affecting the rights of the Preferred Stockholders, without violating his fiduciary duties to the Preferred Stockholders.

233.           Plaintiffs are entitled to declaratory, injunctive, and other appropriate relief, including but not limited to, declaratory relief that Mr. Smulyan is in breach of his fiduciary duties to the Preferred Stockholders, injunctive relief preventing Mr. Smulyan and his agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that Defendants illegally solicited or obtained, and injunctive relief directing Mr. Smulyan to have Emmis divest the Preferred Stock that was illegally obtained or offer to rescind the transactions through which Preferred Stock or voting control over Preferred Stock was illegally obtained.

REQUEST FOR RELIEF

WHEREFORE, Plaintiffs pray for a judgment against Defendants as follows:

a)           declaring that the Defendants have violated Sections 10(b), 13(d), 13(e), 14(a), 14(e), and 20(a) of the Exchange Act and the rules and regulations promulgated thereunder;

b)           enjoining Defendants from any further violations of Sections 10(b), 13(d), 13(e), 14(a), 14(e), and 20(a) of the Exchange Act or the rules and regulations promulgated thereunder;

c)           enjoining the Special Meeting to vote on the Proposed Amendments set forth in the March 13, 2012 Preliminary Proxy Statement;

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d)           enjoining the Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock;

e)           invalidating any votes of Preferred Stock cast by Defendants or their agents or at the direction of Defendants or their agents;

f)           directing the Defendants and their agents to divest the Preferred Stock that they illegally obtained or to offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock;

g)           declaring that the “total return swap” agreements and related voting arrangements violate Indiana law, and are void and unenforceable;

h)           declaring that the shares of Preferred Stock subject to the “total return swap” agreements were owned by Emmis upon execution of those agreements, extinguished, and not outstanding or entitled to any vote.

i)           declaring that the issuance of shares of Preferred Stock to the 2012 Retention Plan Trust violated Emmis’ Articles of Incorporation and Indiana law, was unauthorized, and is void;

j)           declaring that the shares of Preferred Stock purportedly issued to the 2012 Retention Plan Trust are not outstanding or entitled to any vote;

k)           declaring that Defendants Jeffrey H. Smulyan, Patrick M. Walsh, Susan B. Bayh, Gary L. Kaseff, Richard A Leventhal, Peter A Lund, Greg A Nathanson, and Lawrence B. Sorrel have breached their fiduciary duties to the Preferred Stockholders;

l)           enjoining Defendants Jeffrey H. Smulyan, Patrick M. Walsh, Susan B. Bayh, Gary L. Kaseff, Richard A Leventhal, Peter A Lund, Greg A. Nathanson, and Lawrence B. Sorrel from any further breaches of fiduciary duties to the Preferred Stockholders;

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m)           awarding Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

n)           granting Plaintiffs such other and further relief as the Court may deem just and proper.

Dated: April 16, 2012
Respectfully submitted,

/s/Wayne C. Turner
/s/Michael Limrick
Wayne C. Turner
David C. Campbell
Michael R. Limrick
Patrick A. Ziepolt
BINGHAM GREENEBAUM DOLL LLP
2700 Market Tower
10 W. Market Street
Indianapolis, IN 46204-4900
(317) 635-8900
(317) 236-9907 (facsimile)
wturner@bgdlegal.com
dcampbell@bgdlegal.com
mlimrick@bgdlegal.com
pziepolt@bgdlegal.com

-and-
Adam H. Offenhartz (pro hac vice pending) Aric H. Wu (pro hac vice pending) GIBSON, DUNN & CRUTCHER LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000 (212) 351-4035 (facsimile)
aoffenhartz@gibsondunn.com awu@gibsondunn.com
Attorneys for Plaintiffs Carre Opportunities Fund, LP, Zazove Associates LLC, DJD Group LLLP, First Derivative Traders LP, and Kevan A. Fight

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EXHIBIT B

Case 1:12-cv-00491-SEB-MJD	Document 32	Filed 05/01/12	Page of 1 of 76	Page ID #:	161

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF INDIANA INDIANAPOLIS DIVISION
CORRE OPPORTUNITIES FUND, LP,
ZAZOVE ASSOCIATES LLC, DJD GROUP
LLLP, FIRST DERIVATIVE TRADERS LP,
and KEVAN A. FIGHT,

Plaintiffs,
v.

EMMIS COMMUNICATIONS CORPORATION,
JEFFREY H. SMULYAN, PATRICK M. WALSH,
J. SCOTT ENRIGHT, SUSAN B. BAYH, GARY
L. KASEFF, RICHARD A. LEVENTHAL,
PETER A. LUND, GREG A. NATHANSON, and
LAWRENCE B. SORREL,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. 1:12-cv-0491 SEB-MJD

DEFENDANTS’ ANSWER, DEFENSES,
AND COUNTERCLAIM

ANSWER

Defendants Emmis Communications Corporation (“Emmis”), Jeffrey H. Smulyan (“Smulyan”), Patrick M. Walsh (“Walsh”), J. Scott Enright (“Enright”), Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson and Lawrence B. Sorrel (together, “Defendants” and individually, a “Defendant”) answer plaintiffs’ Complaint filed April 16, 2012 (the “Complaint”) as follows:

Case 1:12-cv-00491-SEB-MJD	Document 32	Filed 05/01/12	Page of 2 of 76	Page ID #:	162

Admissions and Denials1
Nature Of Action

1.           This is a civil action seeking declaratory and injunctive relief from multiple violations of federal securities and Indiana corporate laws.  Defendants committed these violations in an unprecedented scheme to fraudulently secure control of and eliminate all the rights and privileges of the preferred stock of Defendant Emmis Communications Corporation (“Emmis” or the “Company”), rendering the securities held by the minority stockholders worthless.  Defendants Jeffrey H. Smulyan, the President, Chief Executive Officer, Chairman of the Board and controlling shareholder of Emmis, Patrick M. Walsh, Executive Vice President, Chief Operating Officer and Chief Financial Officer of Emmis, and J. Scott Enright, Executive Vice President, Secretary and General Counsel of Emmis, are the chief architects of this scheme.  Defendants Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel are members of Emmis’ Board of Directors who approved this scheme.

Answer:  Defendants (a) admit that this is a civil action seeking declaratory and injunctive relief; and (b) except as admitted, deny the allegations in paragraph 1.

Jurisdiction And Venue

2.           This Court has subject matter jurisdiction over this action pursuant to 15 U.S.C. §§ 78aa, 78j, 78m(d)(3), 78m(e), 78n(a), 78n(e), 78t, and 28 U.S.C. §§ 1331, 1367(a).

Answer:  Defendants admit that the Court has subject matter jurisdiction over this action.

3.           Venue is proper in this District pursuant to 15 U.S.C. § 78aa and 28 U.S.C. § 1391.

Answer:  Defendants admit that venue is proper in this District.

4.           Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201.

Answer:  Defendants deny the allegations in paragraph 4.

The Parties

5.           Defendant Emmis Communications Corporation is a publicly traded media company that, inter alia, owns and operates over twenty radio stations, including in New York, Los Angeles, Chicago, St. Louis, Indianapolis, Hungary, Slovakia, and Bulgaria, and publishes several city and regional magazines, including Texas Monthly, Los Angeles, Atlanta, Indianapolis Monthly, Cincinnati, Orange Coast, and Country Sampler.  Emmis’ Class A
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1	For ease of reference, some of the Complaint’s headings are included in this Answer, and the Complaint's numbered allegations are repeated prior to Defendants' answer to each allegation.

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Common Stock is listed on NASDAQ under the ticker EMMS, and Emmis’ Preferred Stock is listed on NASDAQ under the ticker EMMSP.

Answer:  Defendants deny that Emmis owns a radio station in Hungary, and otherwise admits the allegations in paragraph 5.

6.           Defendant Jeffrey H. Smulyan is the President, Chief Executive Officer, and Chairman of the Board of Directors of Emmis.  Mr. Smulyan owns 559,290 shares of Class A Common Stock, and all 4,722,684 shares of the Class B Common Stock.  Under Emmis’ Articles of Incorporation, only Mr. Smulyan can own Class B Common Stock.  Because each share of Class B Common Stock carries ten votes, as compared to one vote for each share of Class A Common Stock, Mr. Smulyan controls over 64% of the vote of Emmis’ common stock.  Emmis is a “Controlled Company” as defined in the NASDAQ listing standards because more than 50% of its voting power is held by one individual, Mr. Smulyan.

Answer:  Defendants (a) admit the allegations in the first, third, and fifth sentences of paragraph 6; (b) admit that Smulyan beneficially owns, directly or indirectly, 559,290 shares of Class A Common Stock and owns all 4,722,684 shares of Class B Common Stock; (c) admit that each share of Class B Common Stock carries ten votes and that, as of April 3, 2012, Smulyan possessed total voting power of 63.6% with respect to the Class A and Class B Common Stock; and (d) except as admitted, deny the allegations in paragraph 6.

7.           Defendant Patrick M. Walsh is the Executive Vice President, Chief Financial Officer and Chief Operating Officer of Emmis and a member of Emmis’ Board of Directors.

Answer:  Defendants admit the allegations in paragraph 7.

8.           Defendant J. Scott Enright is the Executive Vice President, Secretary, and General Counsel of Emmis.

Answer:  Defendants admit the allegations in paragraph 8.

9.           Defendants Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel are members of the Board of Directors of Emmis.

Answer:  Defendants admit the allegations in paragraph 9.

10.           Plaintiff Corre Opportunities Fund, L.P.  is a limited partnership organized under the laws of Delaware with its principal place of business at 1370 Avenue of the Americas, New York, NY 10019.  Corre owns 180,750 shares of Emmis Preferred Stock.

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Answer:  Upon information and belief, Defendants admit the allegations in the first sentence of paragraph 10 and admit that Corre owns Emmis Preferred Stock.  Defendants lack knowledge or information sufficient to form a belief as to whether Corre presently owns 180,750 shares of Preferred Stock, and therefore deny that allegation.

11.           Plaintiff Zazove Associates, LLC is a limited liability company organized under the laws of Delaware with its principal place of business at 1001 Tahoe Boulevard, Incline Village, Nevada 89451.  Zazove is an investment adviser that manages portfolios for 12 institutional accounts that collectively own 491,510 shares of Emmis Preferred Stock.  The 12 accounts have assigned to Zazove their claims against Defendants.

Answer:  Upon information and belief, Defendants admit the allegations in the first sentence of paragraph 11.  Defendants lack knowledge or information sufficient to form a belief as to the truth of the allegations in the second and third sentences of paragraph 11, and therefore deny those allegations.

12.           Plaintiff DJD Group LLLP is a limited liability limited partnership organized under the laws of Florida with its principal place of business at 4221 West Boy Scout Boulevard, Suite 1000, Tampa, Florida 33607.  DJD owns 76,810 shares of Emmis Preferred Stock.

Answer:  Upon information and belief, Defendants admit the allegations in paragraph 12.

13.           Plaintiff First Derivative Traders LP is a limited partnership organized under the laws of Pennsylvania with its principal place of business at 1319 Rutland Lande, Wynnewood, PA 19096.  First Derivative owns 5,500 shares of Emmis Preferred Stock.

Answer:  Upon information and belief, Defendants admit the allegations in paragraph 13.

14.           Plaintiff Kevan A. Fight is a resident of Ohio who owns or controls 57,750 shares of Emmis Preferred Stock.

Answer:  Upon information and belief, Defendants admit the allegations in paragraph 14.

Factual Background

15.           Emmis owns the eighth largest publicly traded radio portfolio in the United States based on total listeners.  The domestic radio portfolio is comprised of twenty stations covering leading markets including New York and Los Angeles.  In addition to its domestic radio portfolio, Emmis also owns a portfolio of regional magazines, international radio stations, and

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digital and interactive businesses.  For the fiscal year ended February 28, 2011, Emmis reported revenues of $251 million and operating cash flow excluding impairments of $36 million.  Total assets were $472 million.

Answer:  Defendants (a) admit the allegations in the first sentence of paragraph 15; (b) lack knowledge or information sufficient to form a belief as to the meaning of “operating cash flow excluding impairments of $36 million,” and therefore deny that allegation; and (c) admit the remaining allegations in paragraph 15.

16.           Emmis Chairman and Chief Executive Officer Jeffrey Smulyan, who is also Emmis’ controlling shareholder, has attempted to take the Company private on two separate occasions:  in 2006 and most recently in 2010.

Answer:  Defendants (a) admit that Smulyan is Emmis’ Chairman and Chief Executive Officer, and that he holds a majority of the voting power of Emmis’ common stock; (b) admit that entities affiliated with Smulyan attempted to take Emmis private in 2006 and 2010; and (c) except as admitted, deny the allegations in paragraph 16.

17.           Today, Emmis’ common stock trades at less than $1.00 per share and is currently subject to delisting proceedings by NASDAQ as a result.  Without revealing specific plans, the Company has stated it intends to maintain its NASDAQ trading listing.

Answer:  Defendants (a) admit that the price of Emmis’ common stock on the date the Complaint was filed was less than $1.00 per share, that NASDAQ has notified Emmis of delisting proceedings, and that Emmis has stated its intent to maintain its NASDAQ listing; (b) deny that Emmis has failed to make any legally required disclosure with respect to its intent; and (c) deny the allegations in paragraph 17 to the extent not already admitted or denied.

18.           Given the stock decline, Mr. Smulyan’s personal holdings of Emmis’ common stock are now worth less than $5 million, down from over $50 million only five years ago.  Moreover, Mr. Smulyan is personally indebted to the Company under a loan that had a balance of $1.1 million at February 28, 2011.

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Answer:  Defendants (a) admit that the value of Emmis common stock owned by Smulyan has declined from its value five years ago and that the balance of Emmis’ loan to Smulyan was $1.1 million as of February 28, 2011; and (b) except as admitted, deny the allegations in paragraph 18.

19.            Although the market value of Emmis’ common stock has declined, an analysis prepared by BIA Capital Strategies, LLC in April 2010 showed the Company’s total asset value to exceed $620 million.  Concurrently with the BIA valuation, Emmis’ own financial advisor, Moelis & Company (“Moelis”), completed a valuation that similarly ascribed a potential value of $608.9 million to Emmis following a “take private” transaction.  Since these valuations in 2010, Emmis sold three underperforming stations for $149 million in the summer of 2011, further illustrating that Emmis’ assets have substantial value to media buyers that would not only cover Emmis debt obligations of $240 million and preferred obligations of $58 million, but create additional substantial gains for current shareholders.  Mr. Smulyan confirmed this view on Emmis’ value in a conference call on January 12, 2012 when he stated that “I have always agreed that the value of the stock price of this company doesn’t come close to reflecting the value of the company.”

Answer:  Defendants (a) admit that the valuations described in the first two sentences of paragraph 19 are contained in written documents which speak for themselves, and therefore deny any allegation in paragraph 19 that is contrary to or otherwise inconsistent with any of those documents; (b) deny that Emmis adopted the valuations; (c) admit that, in 2011, Emmis sold the majority of the equity in an affiliated company that owned three radio stations; (d) admit that the quote attributed to Smulyan in the last sentence of paragraph 19 appears to be part of a statement he made, among others, during the January 12, 2012 earnings call; and (e) deny the allegations in paragraph 19 to the extent not already admitted or denied.

20.           An additional key to this valuation disconnect is a very valuable off-balance-sheet asset of $110 million that Emmis holds from a put option on one of its Los Angeles radio stations, KMVN-FM, to Grupo Radio Centro, S.A.B. de CV (“GRC”).  Under this agreement, GRC has the right to lease the station from Emmis for $7 million per year until April 2016, and to purchase the station on or before March 27, 2013 for $85.5 million.  If GRC does not exercise its right to purchase the station, Emmis has a put option to require GRC in the last year of the agreement to purchase the station for a $110 million cash purchase price.  This substantial off-

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balance-sheet asset, when valued at the $85.5 million and $110 million purchase price amounts to 29% and 37%, respectively, of Emmis’ total outstanding obligations ($240 million senior debt and $58 million in preferred obligations).

Answer:  Defendants (a) lack knowledge or information sufficient to form a belief as to the meaning or truth of the phrase “valuation disconnect” and therefore deny that allegation; (b) admit that the lease/purchase agreement referred to in paragraph 20 is embodied in one or more written documents that speak for themselves, and Defendants therefore deny any allegation in paragraph 20 that is contrary to or otherwise inconsistent with any of those documents; (c) admit that $85.5 million and $110 million are approximately 29% and 37%, respectively, of $240 million plus $58 million; and (d) deny the allegations in paragraph 20 to the extent not already admitted or denied.

21.           Despite the poor performing Emmis stock price, Emmis executive compensation has not suffered.  For fiscal year-end February 28, 2012, Jeffrey H. Smulyan, the Chief Executive Officer and controlling shareholder, received $2,252,380 in cash compensation as part of a total compensation package of $2,801,472.  This compensation is up 32% versus Mr. Smulyan’s 2011 compensation of $2,128,658, with 98% of that compensation in cash salary and bonus.  Patrick M. Walsh, as Chief Financial Officer and Chief Operating Officer, received $1,337,440 in cash compensation in 2012 as part of a total compensation package that totaled $1,706,639.  This equated to a compensation increase of 75% versus the prior year.  J. Scott Enright, the Secretary and General Counsel, received $1,008,317 in the latest annual period, a 100% increase over the prior year.  In the last two years alone, these three senior executives earned substantial increases in annual compensation with total compensation paid exceeding $9 million, the vast majority being paid in cash, and almost 60% directed to Mr. Smulyan.  Part of this compensation included a $1.7 million cash payment that the Board of Directors authorized in September 2011 for completing a sale of three underperforming radio stations.  As a reference point, the remaining outstanding preferred stock that Emmis has not repurchased, and that Mr. Smulyan and his senior management team are looking to render worthless, would be worth $14.6 million using the Company’s December 2011 tender offering price of $15.56.

Answer:  Defendants (a) admit that Smulyan, Walsh and Enright received or were entitled to receive the salary and bonus amounts, total compensation amounts, and approximately the percentage increases alleged in the second, third, fourth and fifth sentences of paragraph 21; (b) deny that either “98%” in the third sentence or “almost 60%” in the

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seventh sentence is accurate; (c) admit that total compensation to Smulyan, Walsh and Enright for the fiscal years ended February 28, 2011 and February 29, 2012 exceeded $9 million; (d) admit that the $1.7 million payment referred to in the eighth sentence was the aggregate amount paid to Smulyan, Walsh and Enright with respect to the 2011 sale of three Emmis radio stations; and (e) deny the allegations in paragraph 21 to the extent not already admitted or denied.

22.           When Mr. Smulyan founded Emmis in 1979, he secured voting control of Emmis’s common stock, out of proportion to his economic stake, by establishing a dual class capital structure.  Mr. Smulyan designated himself as the sole owner of Class B Common Stock, entitled to ten votes per share, with holders of Class A Common Stock entitled to only one vote per share.  Thus, although there were 34,007,279 shares of Class A Common Stock and 4,722,684 shares of Class B Common Stock outstanding as of March 1, 2012, Mr. Smulyan controls over 64% of the vote of Emmis’s common stock.  Mr. Smulyan remains the largest holder of Common Stock with 4,722,684 Shares of Class B Common Stock and 559,290 shares of Class A Common Stock, giving him the largest economic interest in the Common Stock, in addition to his voting control.

Answer:  Defendants (a) admit that Smulyan founded Emmis in 1979, that the Class A and Class B Common Stock is entitled to one and ten votes per share, respectively, and that only Smulyan owns Class B Common Stock; (b) admit the allegations in paragraph 22 stating the number of Class A and Class B Common Stock shares outstanding as of March 1, 2012, and the number of Class B shares owned by Smulyan; (c) admit that Smulyan beneficially owns, directly or indirectly, 559,290 shares of Class A Common Stock and that, as of April 3, 2012, Smulyan possessed total voting power of 63.6% with respect to the Class A and Class B Common Stock; and (d) except as admitted, deny the allegations in paragraph 22.

23.           In 1999, Emmis issued 2,875,000 shares of 6.25% Series A Cumulative Preferred Convertible Preferred Stock for $50 per share or approximately $144 million in aggregate proceeds.  Under the terms of the governing Certificate of Designations (the “Certificate”), the Preferred Stock is entitled to certain rights, privileges and protections, including cumulative quarterly dividends at a rate of 6.25% annually.  In the event the Company is not current with

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respect to the dividends, the Certificate prohibits the repurchase of securities ranking ratably or junior to the Preferred Stock (including the Common Stock), as well as the payment of dividends or other distributions to junior securities.  In addition, the Certificate requires Emmis to repurchase the Preferred Stock at a price equal to $50 per share, plus accrued and unpaid dividends, in the event Mr. Smulyan takes the Company private (the “Take Private Put Right”).

Answer:  Defendants (a) admit the allegations in the first sentence of paragraph 23; (b) assume for purposes of this Answer that “Certificate of Designations” and “Certificate” refer to the terms of the Preferred Stock as stated in Emmis’ Second Amended and Restated Articles of Incorporation, as amended (the “Articles”); (c) admit that the Articles speak for themselves, and therefore deny any allegation in paragraph 23 that is contrary to or otherwise inconsistent with the Articles; and (d) deny the allegations in paragraph 23 to the extent not already admitted or denied.

24.           Emmis has not paid a dividend on the Preferred Stock since October 2008.  According to Emmis’ Form 10-Q filed on October 12, 2011, the dividends in arrears totaled $26.1 million.  Therefore, by the terms of the Certificate, Emmis is not permitted to repurchase any securities ranking junior or ratably with the Preferred Stock, or make any dividend or distribution on the Common Stock, until is it current with respect to the dividends on the Preferred Stock.  Prior to the commencement of Defendants’ fraudulent scheme described below, the aggregate value of the Preferred Stock’s Take Private Put Right, an amount that must be financed and paid in connection with a “take private” transaction, was approximately $170 million.

Answer:  Defendants (a) admit the allegations in the first sentence of paragraph 24; (b) admit that Emmis’ Form 10-Q filed October 13, 2011 and the terms of the Preferred Stock stated in the Articles speak for themselves, and therefore Defendants deny any allegation in paragraph 24 that is contrary to or otherwise inconsistent with either of those documents; and (c) deny the allegations in paragraph 24 to the extent not already admitted or denied.

25.           On May 25, 2010, Emmis announced that it had entered into a definitive merger agreement with JS Acquisition, LLC, an entity wholly owned by Smulyan, which would result in Emmis being taken private.  This was Smulyan’s second attempt to buy the Company after a failed takeover effort in 2006.  An analysis prepared in April 2010 by Emmis’ financial advisor, Moelis, showed that, if the Company were taken private, Mr. Smulyan over only a two-year period could reap $38.6 million for a total return of 429% on his existing $9 million equity stake

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at the time.  This exceptional return was predicated on the Preferred Stock voting to amend the rights and privileges of their securities and exchange the securities at a significant discount to what they were contractually owed.  If Mr. Smulyan had structured the “take private” transaction to pay the Preferred Stock what it was contractually owed, the economics of the transaction would have been less compelling, but still lucrative for Mr. Smulyan.  To be clear, Mr. Smulyan was not investing new capital in the transaction, but instead rolling his common equity stake into the private company.

Answer:  Defendants (a) admit the allegations in the first sentence of paragraph 25, and admit that a 2006 going private effort was unsuccessful; (b) admit that the Moelis analysis and the terms, conditions and effect of the proposed 2010 merger transaction, are embodied in written documents that speak for themselves, and therefore Defendants deny any allegation in paragraph 25 that is contrary to or otherwise inconsistent with any of those documents; (c) deny the vague and speculative allegations in the fifth sentence to the extent response is required; and (d) deny the allegations in paragraph 25 to the extent (i) not already admitted or denied, and (ii) any response is required.

26.           Key to Mr. Smulyan achieving his exceptional 429% return through the take private was eliminating the Take Private Put Right.  To further this goal, Emmis filed a combined tender offer statement and proxy statement to solicit the Preferred Stockholders’ vote.  Pursuant to the tender offer statement, initially filed on May 27, 2010, Mr. Smulyan caused Emmis to ask Preferred Stockholders to vote to amend the Certificate to eliminate the Take Private Put Right.  In lieu of receiving the contractually required payment (approximately $55.25 per share at that time), Preferred Stockholders were asked to exchange their shares for subordinated debt instruments at a rate of $30 principal amount for each $50 liquidation preference of each share of Preferred Stock.  This represented a significant discount in both the amount and form of payment compared to the Take Private Put Right.  At the same time, despite the fact Emmis was not current with respect to dividends on the Preferred Stock, holders of Common Stock were being offered cash of $2.40 per share, representing roughly a 10% premium to the then current trading price.

Answer:  Defendants (a) admit that the terms, conditions and effects of the proposed 2010 merger transaction were embodied in the referenced tender offer statement, proxy statement and other written documents, all of which speak for themselves, and therefore deny any allegation in paragraph 26 that is contrary to or otherwise inconsistent with any

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of those documents; (b) deny the implication that the terms of the proposed merger were unfair, unlawful or otherwise improper, and deny that Smulyan engaged in any improper conduct in connection with the proposed 2010 merger transaction; and (c) deny the allegations in paragraph 26 to the extent not already admitted or denied.

27.           Success of the tender offer required an amendment to the Certificate governing the Preferred Stock, which by its terms required the affirmative vote of holders of two-thirds of the outstanding issue.  Two-thirds of the holders did not vote in favor of the proposed amendment, the tender offer failed, and Mr. Smulyan was unable to take Emmis private.

Answer:  Defendants (a) admit that the amendment of the Articles required as a condition of the proposed 2010 merger transaction did not receive the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Preferred Stock, and that the tender offer failed; (b) admit that the Articles speak for themselves, and therefore deny any allegation in paragraph 27 that is contrary to or otherwise inconsistent with the Articles; and (c) deny the allegations in paragraph 27 to the extent not already admitted or denied.

28.           Frustrated by his inability to take Emmis private in 2010, Smulyan hatched a brazen scheme in 2011 to eliminate all the rights and privileges of the Preferred Stock, most notably the right to accrued and future dividends and the Take Private Put Right, by attempting to gain voting control of the Preferred Stock through sham derivative and related party transactions and voting to eliminate the rights and preferences contained in the Certificate.  Elimination of these rights and preferences would render the Preferred Stock essentially worthless and pave the way for Mr. Smulyan to “take Emmis private” at a time of his choosing.  At the outset of this scheme, Smulyan’s objections were neither clear to holders of the Preferred Stock nor was any disclosure provided as to his intent.  It was only after each element of this scheme was in place that it became clear to holders what the underlying purpose was, causing Floyd Norris, a leading financial journalist with The New York Times, to comment in his March 29, 2012 “High & Low Finance” column that Mr. Smulyan had devised “a voting arrangement that the old Chicago Democratic machine would have found all too familiar.”

Answer:  Defendants (a) deny that any alleged “scheme” existed and deny that any of them engaged in “sham” transactions; (b) admit that the total return swaps (“TRS”) transactions between Emmis and certain holders of Preferred Stock were derivative

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transactions; and (c) deny the allegations in paragraph 28 to the extent not already admitted or denied.

29.           Without filing any proxy solicitation or tender offer statement, Mr. Smulyan caused Emmis to embark on a Preferred Stock shopping spree with the goal of placing at least two-thirds of the voting power of the Preferred Stock under his control, so he could cause Emmis to unilaterally “vote” out of existence the valuable rights and privileges of the remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 29, including but not limited to the implication that any proxy solicitation or tender offer statement was required.

30.           Beginning no later than October 2011, Emmis representatives privately approached a number of Preferred Stockholders and confronted them with what Emmis’s Chief Financial Officer and Chief Operating Officer, Patrick M. Walsh, described as a “prisoner’s dilemma.” Emmis proposed to repurchase holders’ shares of Preferred Stock at a price determined by Emmis, approximately $15 per share.  The repurchases would divest the sellers of any economic or beneficial interest in their Preferred Stock, and Emmis treated the repurchased shares as retired for accounting purposes, booking a gain on extinguishment of the repurchased Preferred Stock of $55.8 million.  Generally, a company cannot vote shares it repurchases, but Emmis had devised a method to achieve what was economically a repurchase and yet “keep the vote alive.” The repurchases would be structured as “total return swap” transactions whereby holders would receive cash for their shares in the amount of approximately $15 and enter into a voting agreement assigning their voting rights and irrevocable proxies to Emmis.  The result was the creation of what are essentially “zombie shares” that exist solely for controlling the vote of the Preferred Stock, but are otherwise retired and extinguished as far as Emmis is concerned and provide no ongoing economic benefit to the seller.  Plaintiffs contend that these “zombie shares” cannot be treated as “outstanding” for voting purposes under the Certificate and governing law; however, Mr. Smulyan and Emmis contend that this device will succeed and are using it to coerce the plaintiffs to sell their shares back at a discount.

Answer:  Defendants (a) admit that in the fall of 2011, Emmis privately approached certain Preferred Stockholders and discussed entering into TRS transactions; (b) state that Walsh has no specific recollection of using the phrase “prisoner’s dilemma” in communications with Preferred Stockholders, and therefore deny those allegations in paragraph 30; (c) admit that the terms of the TRS transactions, including the allocation of economic benefits and voting rights, are stated in TRS transaction documents which speak for themselves, and therefore Defendants deny any allegation in paragraph 30 that is contrary to or

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otherwise inconsistent with any of those documents; (d) admit that Emmis treats shares acquired in TRS transactions as extinguished for accounting purposes, and that Emmis may direct the voting of such shares in accordance with the terms of the TRS transaction documents; (e) state that the law with respect to a corporation’s repurchase of shares speaks for itself, and therefore Defendants deny any allegation in paragraph 30 that is contrary to or otherwise inconsistent with that law; (f) admit that Plaintiffs and Defendants disagree as to whether Preferred Stock which was the subject of TRS transactions can be treated as “outstanding” for voting purposes and under the Articles; and (g) deny the allegations of paragraph 30 to the extent not already admitted or denied.

31.           In the private discussions with various Preferred Stockholders that commenced no later than October 2011, Emmis’s representatives indicated that the Company would enter into these “total return swap” transactions with two-thirds of the outstanding Preferred Stock.  Holders who did not agree to sell at the Company’s predetermined price ran the risk that the other “prisoners” would agree to the deal.  Emmis would then purport to exercise the voting rights of the “zombie shares” to amend the Certificate and eliminate the rights and privileges of the Preferred Stock, rendering the remaining “living” shares held by minority shareholders virtually worthless in the absence of an expensive litigation challenge.  Emmis representatives told Preferred Stockholders with whom they chose to speak that Emmis had obtained financing from an undisclosed source to complete this transaction.  Essentially, the terms were not negotiable, and the Preferred Stockholders whom Emmis approached were given a short period of time to decide.  To underscore the “prisoner’s dilemma” and pressure Preferred Stockholders into selling their securities, Emmis represented to Preferred Stockholders that various other Preferred Stockholders had already sold their shares back to Emmis through the “total return swap” transactions and that they had better sell their shares back too “before it was too late and all the cash was gone.”

Answer:  Defendants (a) admit that in the fall of 2011, Emmis discussed with certain holders of Preferred Stock the possibility of entering into TRS transactions; (b) admit that the main purpose of the TRS transactions was to enable Emmis to obtain a sufficient number of shares of Preferred Stock in order to amend the rights and privileges of the Preferred Stock in the Articles; (c) admit that all holders of Preferred Stock ran the risk that an affirmative vote of the holders of 66 2/3% of the outstanding Preferred Stock might

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approve actions that the minority holders would consider disadvantageous; (d) admit that Emmis told certain holders of Preferred Stock that Emmis had obtained financing for Preferred Stock transactions; (e) deny that the TRS transaction terms offered by Emmis were “[e]ssentially . . . not negotiable;” and (f) deny the allegations in paragraph 31 to the extent not already admitted or denied.

32.           Emmis and its officers disclosed to a lender, in connection with a bank debt amendment signed November 11, 2011, its true purpose for acquiring the Preferred Stock, but withheld public disclosure of this intention, until after Emmis’s “total return swap” transactions were accomplished.

Answer:  Defendants (a) admit that, in connection with the November 10, 2011 amendment of its credit agreement with Bank of America entered into in connection with obtaining the Zell Financing referred to below in paragraph 33, Emmis disclosed its intent to use the proceeds of the Zell Financing for purposes of direct purchases of Preferred Stock, TRS transactions and/or a tender offer for Preferred Stock; (b) except as admitted, deny the allegations in paragraph 32.

33.           On November 14, 2011, Emmis filed a Form 8-K stating that it had entered into a Note Purchase Agreement with Zell Credit Opportunities Master Fund, L.P.  (“Zell”), under which Zell agreed to purchase up to $35 million in unsecured notes from Emmis, the interest on which would accrue at an annual rate of 22.95%, and the proceeds of which Emmis would use enter into agreements to acquire Preferred Stock (the “Zell Financing”).  The Form 8-K further stated that Emmis had already “entered into securities purchase agreements with certain holders of its Preferred Stock” under which “Emmis will purchase shares of its Preferred Stock from such holders at prices that are below today’s closing price,” and that “[t]he transactions will settle pursuant to the terms of total return swaps or escrow arrangements, the terms of which provide that until final settlement of these arrangements, the seller agrees to vote its shares in accordance with the prior written instructions of Emmis.” Importantly, the $35 million Zell Financing, which allowed the Company to borrow on the facility in four draws until February 2012, was also designed by Emmis to only add to the prisoner’s dilemma. It did so by enabling management to emphasize to preferred holders the limited pool of funds to take out the $170 million outstanding in outstanding preferred and that the $15 price for the preferred take-out was non-negotiable.  It also prohibited Emmis from paying already-accrued dividends to Preferred

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Stockholders.  The threat was starting to become clearer:  the terms were take it or leave it, time was running out, and there were a limited number of life boats for Preferred Stockholders.

Answer:  Defendants (a) admit that Emmis’ Form 8-K filed November 14, 2011 and the terms of the Zell Financing are, or are embodied in, written documents that speak for themselves, and therefore deny any allegation in paragraph 33 that is contrary to or otherwise inconsistent with the content of any of those documents; and (b) deny the allegations in paragraph 33 to the extent not already admitted or denied.

34.           The following day, on November 15, 2011, Emmis filed a Form 8-K stating that it had purchased 645,504 shares of Preferred Stock, or approximately 23% of the total outstanding shares of Preferred Stock, that “[m]ost of these shares were purchased pursuant to the terms of total return swaps,” and that “these sellers have also entered into agreements to vote their shares in accordance with the prior written instructions of Emmis.” The Form 8-K further stated that Emmis had drawn $11.7 million of the $35 million available to it under the Zell Financing.

Answer:  Defendants (a) admit that Emmis’ November 15, 2011 Form 8-K is a written document that speaks for itself, and therefore deny any allegation in paragraph 34 that is contrary to or otherwise inconsistent with that document; and (b) deny the allegations in paragraph 34 to the extent not already admitted or denied.

35.           On November 22, 2011 Emmis filed a Form 8-K stating that it had purchased an additional 1,035,925 shares of Preferred Stock, that “[t]he transaction will settle pursuant to the terms of a total swap, the terms of which provide that until final settlement of these arrangements, the seller agrees to vote its shares in accordance with the instructions of Emmis,” and that “[f]ollowing the transaction, Emmis will have the right to direct the vote of approximately 56.8% of the outstanding Preferred Stock.” The Form 8-K further stated that Emmis had drawn $28.5 million of the $35 million available to it under the Zell Financing.

Answer:  Defendants (a) admit that Emmis’ November 22, 2011 Form 8-K is written document that speaks for itself, and therefore deny any allegation in paragraph 35 that is contrary to or otherwise inconsistent with that document; and (b) deny the allegations in paragraph 35 to the extent not already admitted or denied.

36.           The “total return swap” agreements referred to in Emmis’ Form 8-Ks filed on November 14, 15, and 22, 2011, were not attached to the Form 8-Ks.  Instead, Emmis waited

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until December 2, 2011, to file copies of the agreements.  The agreements require the selling Preferred Stockholders to relinquish to Emmis all economic benefits from the Preferred Stock and to vote the Preferred Stock in accordance with Emmis’ prior written instructions and provide Emmis with an irrevocable five-year term proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’s executive officers.

Answer:  Defendants (a) admit that no copies of TRS transaction documents were attached to Emmis’ November 14, 15 and 22, 2011 Form 8-K’s, and deny any implication that attachment was required; (b) admit that copies of TRS transaction documents were attached to Emmis’ December 2, 2011 Schedule TO-I/A and deny any implication that Emmis improperly delayed doing so; (c) admit that the TRS documents are written documents that speak for themselves, and therefore deny any allegation in paragraph 36 that is contrary to or otherwise inconsistent with any of those documents; and (d) deny the allegations in paragraph 36 to the extent not already admitted or denied.

37.           Emmis’s use of the “total return swaps” to acquire Preferred Stock is deceptive and manipulative.  Although all of the economic and voting rights of the Preferred Stock subject to the “total return swaps” negotiated in October and November 2011 have been relinquished to the issuer, and although Emmis considers the Preferred Stock “extinguised” for accounting purposes (recording a gain on extinguishment of Preferred Stock of $55.8 million), Emmis has not retired for record voting purposes the Preferred Stock subject to the “total return swap” arrangements.  Instead, Emmis asserts that the artifice of a “total return swap” transaction allows it to obtain all the benefits of owning the Preferred Stock during the five-year term of the arrangement, but avoid having to retire the Preferred Stock until after the securities are formally transferred from Emmis’ transfer agent to Emmis at the end of the term of the arrangement.  By using the “total return swap” artifice, Emmis has fraudulently secured for itself the right to vote shares of Preferred Stock that should instead properly be retired.  The preferred stock is effectively alive only to vote for Emmis to eliminate the rights and value of the preferred shares held by remaining outstanding holders.

Answer:  Defendants (a) admit that Emmis treats Preferred Stock shares which are the subject of TRS transactions as extinguished for accounting purposes; (b) admit that Emmis has the right to direct the voting of those shares in accordance with the TRS transaction documents; (c) deny that there is anything “deceptive and manipulative” about Emmis’

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conduct; and (d) deny the allegations in paragraph 37 to the extent not already admitted or denied.

38.           At no time during its private solicitation of proxies and offers to acquire Preferred Stock through November 22, 2011 did Emmis or Mr. Smulyan file a proxy solicitation or tender offer statement or otherwise publicly disclose their plan to acquire the voting power of two-thirds of the Preferred Stock and attempt to eliminate the rights of non-tendering holders.

Answer:  Defendants (a) admit that neither Emmis nor Smulyan filed a proxy solicitation or offer statement prior to November 22, 2011 in connection with Emmis’ private contacts with Preferred Stockholders, and deny that Emmis or Smulyan was required to do so; (b) deny that Emmis or Smulyan failed to make any legally required disclosure; and (c) deny the allegations in paragraph 38 to the extent not already admitted or denied.

39.            Moreover, although the selling Preferred Stockholders in the “total return swap” transactions are required to provide Emmis with an irrevocable proxy and power-of-attorney to vote the “zombie stock” in the name of one of Emmis’s executive officers, the Company insider who received these irrevocable proxies, Mr. Enright, did not file a Schedule 13D to report beneficial ownership in excess of 5% of the Preferred Stock, or plans, proposals, arrangements and understandings with respect to such shares.  Furthermore, although Mr. Smulyan directs and controls how Mr. Enright votes the proxies for the shares, Mr. Smulyan has not made a Schedule 13D filing to report his beneficial ownership of such shares, or plans, proposals, arrangements and understandings with respect to such shares.

Answer:  Defendants (a) admit that the terms of the TRS transactions are embodied in written documents which speak for themselves, and therefore Defendants deny any allegation in paragraph 39 that is contrary to or otherwise inconsistent with any of those documents; (b) admit that neither Smulyan nor Enright filed a Schedule 13D, and deny that they were required to do so; and (c) deny the allegations in paragraph 39 to the extent not already admitted or denied.

40.            By November 22, 2011, Emmis had completed “total return swap” transactions covering 56.8% of the Preferred Stock, creating a large cohort of “zombie stock” but falling short of the two-thirds threshold.  Failing in this initial effort, Mr. Smulyan caused Emmis to take additional measures in furtherance of his scheme to eliminate the rights of Preferred Stockholders.  On December 1, 2011, Emmis commenced a tender offer to purchase and retire

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Preferred Stock outright.  In so doing, Emmis sought to increase the percentage voting power of its “zombie stock” to cross the critical two-thirds threshold.

Answer:  Defendants (a) admit that after the transactions reported in Emmis’ November 22, 2011 Form 8-K, Emmis would have the right to direct the voting of approximately 56.8% of the outstanding Preferred Stock, and that 56.8% is less 66 2/3%; (b) admit that Emmis commenced a tender offer for Preferred Stock on December 1, 2011; and (c) admit that Emmis’ Schedule TO-I filed December 1, 2011 disclosed, among many other matters, what Emmis might elect to do if it “were able to acquire the ability to direct the vote of at least 66 2/3% of the issued and outstanding Preferred Shares following the completion of the Offer,” and therefore Defendants deny any allegation in paragraph 40 that is contrary to or otherwise inconsistent with the Schedule TO-I; and (d) deny the allegations in paragraph 40 to the extent not already admitted or denied.

41.           On November 30, 2011, Emmis issued a press release announcing a modified “Dutch auction” tender offer to purchase up to $6,000,000 in Preferred Stock at a price per share not less than $12.50 and not greater than $15.56, representing a purchase price between 20 cents and 26 cents on the dollar.  A modified “Dutch auction” tender offer allows shareholders to indicate how many shares and at what price they wish to tender their shares within the listed range, and the issuer in turn to determine the lowest price per share that will enable it to purchase the desired number of shares based on the number of shares of Preferred Stock tendered and the prices specified by the tendering shareholders.  Emmis’ tender offer was not for all of the remaining Preferred Stock outstanding, but only for $6,000,000 in value (14.8% to 18.4% of the outstanding Preferred Stock as stated in the tender offer document), which when divided by the high end of the tender offer range $15.56, eliminated just enough shares such that the shares Emmis controlled under “total return swaps” would represent 66.673% of the total outstanding.

Answer:  Defendants (a) admit that Emmis issued the press release described in the first sentence of paragraph 41; (b) admit that the press release is a written document that speaks for itself, and therefore deny any allegation in paragraph 41 that is contrary to or otherwise inconsistent with that document; (c) admit that the tender offer was a modified “Dutch auction”; (d) admit that the terms of the tender offer announced in the press

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release are summarized therein and fully disclosed in Emmis’ December 1, 2011 Schedule TO-I, which speak for themselves, and therefore deny any allegation in paragraph 41 that is contrary to or otherwise inconsistent with any of those documents; and (e) deny the allegations in paragraph 41 to the extent not already admitted or denied.

42.           On December 1, 2011, Emmis filed a tender offer statement on Schedule TO-I for its modified “Dutch auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr. Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

Answer:  Defendants (a) admit the allegations in the first sentence of paragraph 42; (b) admit that Enright signed the Schedule TO-I filings on behalf of Emmis; and (c) except as admitted, deny the allegations in paragraph 42.

43.           Schedule TO-I for issuer tender offers has explicit “line item” disclosure requirements, such that an issuer must affirmatively disclose any intentions or plans that it has to engage in one or more of an enumerated list of actions or transactions, including changing the rights of securities holders.

Answer:  Defendants (a) admit that the disclosure requirements applicable to Schedule TO-I arise from written instructions, laws and regulations that speak for themselves, and therefore deny any allegation in paragraph 43 that is contrary to or otherwise inconsistent with those instructions, laws and regulations; and (b) deny the allegations in paragraph 43 to the extent not already admitted or denied.

44.           Emmis’ Schedule TO-I filings failed to disclose Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in vague and misleading fashion, Emmis’ Schedule TO-I filings merely stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.  Emmis also failed to disclose that in the event this scheme did not work, shares it repurchased outright could be reissued with voting agreements to secure the two-thirds vote.  Emmis would soon adopt this approach only a few weeks later.

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Answer:  Defendants (a) admit that Emmis’ Schedule TO-I filings are written documents that speak for themselves, and therefore deny any allegation in paragraph 44 that is contrary to or otherwise inconsistent with any of those documents; (b) deny that the Schedule TO-I filings were vague or misleading, or failed to include any legally required disclosure; and (c) deny the allegations in paragraph 44 to the extent not already admitted or denied.

45.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.

Answer:  Defendants (a) admit that on January 5, 2012, Emmis issued a written press release that speaks for itself, and therefore deny any allegation in paragraph 45 that is contrary to or inconsistent with the press release; and (b) deny the allegations in paragraph 45 to the extent not already admitted or denied.

46.           On January 12, 2012, Emmis held an earnings call.  During the call, an investor noted the Company’s recent purchases of Preferred Stock and specifically asked Mr. Smulyan what the “long-term plan” was in respect of such purchases.  Mr. Smulyan did not disclose Emmis’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, Mr. Smulyan falsely stated that he and the Company were merely “exploring our options.”

Answer:  Defendants (a) admit that Emmis held an earnings call on January 12, 2012; (b) admit that a caller inquired about Emmis’ long-term plan with respect to the Preferred Stock and that Smulyan and/or Walsh responded in part by stating in substance that Emmis was considering its options; (b) deny that Smulyan or Walsh failed to make any legally required disclosure during the call; and (c) deny the allegations in paragraph 46 to the extent not already admitted or denied.

47.           On January 30, 2012, Emmis announced in a Form 8-K that it had entered into purchase agreements to acquire another 25,700 shares of Preferred Stock and that, after retiring these 25,700 shares, Emmis would have control of the voting for 61.3% of the remaining

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outstanding Preferred Stock.  Emmis repurchased these shares at $21.50 per share, a 38% premium to the tender offer price, and noted the shares had been cancelled and retired.

Answer:  Defendants (a) admit that Emmis’ January 30, 2012 Form 8-K is a written document that speaks for itself, and therefore deny any allegation in paragraph 47 that is contrary to or otherwise inconsistent with that document; and (b) deny the allegations in paragraph 47 to the extent not already admitted or denied.

48.           As a final step in their efforts to eradicate the Preferred Stock’s value, Defendants dispensed with the hassle of finding additional sellers of Preferred Stock and decided instead to simply reissue Preferred Stock that Emmis had just repurchased to an entity at a nominal cost in exchange for voting control of the shares.

Answer:  Defendants deny the allegations in paragraph 48.

49.           In the January 30, 2012 Form 8-K in which it announced that it had entered into purchase agreements to acquire another 25,700 shares of Preferred Stock, Emmis also stated that it “may issue shares of Preferred Stock to a third party or third parties who may agree to vote their shares in accordance with the prior written instructions of Emmis” and that it would have voting control for over two-thirds of the outstanding Preferred Stock if it issued 390,304 shares under such voting arrangements.  (Had Emmis not made the purchase of 25,700 shares at $21.50 it would not have had enough shares to reissue the 390,304 shares.) While Emmis hinted that it had a third-party “buyer” in mind, investors would have to wait more than six weeks to learn the identity of the supposed “third party” or “third parties.”

Answer:  Defendants (a) admit that Emmis’ January 30, 2012 Form 8-K is a written document that speaks for itself, and therefore deny any allegation in paragraph 49 that is contrary to or otherwise inconsistent with that document; (b) admit that Emmis could not have issued 390,304 shares of Preferred Stock without acquiring the 25,700 shares referred to in the Form 8-K; (c) admit that the 390,304 shares were issued to a third party after January 30, 2012; and (d) deny the allegations in paragraph 49 to the extent not already admitted or denied.

50.           Like Emmis’s Schedule TO-I filings, the Form 8-K that Emmis filed on January 30, 2012, failed to disclose Emmis’s plan or intentions to eliminate the rights of the remaining Preferred Stockholders and instead stated, in vague and misleading fashion, that if Emmis obtained voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend

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the provisions applicable to the Preferred Stock.  Mr. Enright signed the Form 8-K filing on behalf of Emmis.

Answer:  Defendants (a) admit that Emmis’ January 30, 2012 Form 8-K is a written document that speaks for itself, and therefore deny any allegation in paragraph 50 that is contrary to or otherwise inconsistent with that document; (b) deny that the Form 8-K was vague or misleading, or failed to include any legally required disclosure; (c) admit the allegations in the last sentence of paragraph 50; and (d) deny the allegations in paragraph 50 to the extent not already admitted or denied.

51.           On March 13, 2012, Mr. Smulyan caused Emmis to take further coercive action against the minority Preferred Stockholders that were unwilling to sell their shares back to Emmis at the distressed level of 26 cents on the dollar.  Emmis filed a Preliminary Proxy Statement to announce a Special Meeting of shareholders at which holders of Class A Common Stock and holders of Class B Common Stock, voting as a single class, and holders of Preferred Stock would vote on proposed amendments to the Articles of Incorporation.  The proposed amendments would strip all the rights and privileges of the Preferred Stock, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right.  The Preliminary Proxy Statement alleged that Emmis had acquired the ability to vote two-thirds of the Preferred Stock through the voting agreements made as part of the “total return swaps” and a newly disclosed voting agreement with a “2012 Retention Plan Trust,” newly created for the ostensible benefit of company employees, to which Emmis would issue 400,000 shares of Preferred Stock.  The 2012 Retention Plan Trust was not a mere “third party.” Rather, Mr. Smulyan was designated the Trustee of the 2012 Retention Plan Trust with authority to vote the Preferred Stock issued to the Trust.

Answer:  Defendants (a) admit that Emmis’ Preliminary Proxy Statement filed March 13, 2012 and subsequent amendment are written documents that speak for themselves, and therefore deny any allegation in paragraph 51 that is contrary to or otherwise inconsistent with those documents; (b) admit that Smulyan was designated as Trustee of the 2012 Retention Plan Trust; and (c) deny the allegations in paragraph 51 to the extent not already admitted or denied.

52.           Prior to the filing of the Preliminary Proxy Statement, no disclosure had been made with respect to the creation of the 2012 Retention Plan Trust or the issuance of 400,000 shares of Preferred Stock to the Trust. Unlike most incentive plans that offer common stock or

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cash to employees, the unusual currency of this plan was to be preferred stock issued to employees at a fraction of the value Emmis had paid to purchase these shares in its public tender offer only weeks before.  It was only subsequent to the filing of the Preliminary Proxy Statement that Emmis then filed a Definitive Proxy Statement on March 21, 2012, announcing a meeting to be held on April 2, 2012 (separate from the meeting to which the Preliminary Proxy Statement referred) at which holders of Class A Common Stock and Class B Common Stock, voting together as a class, would meet to approve the 2012 Retention Plan Trust and the issuance of the 400,000 shares of Preferred Stock to the Trust.

Answer:  Defendants (a) admit that creation of the 2012 Retention Plan was not disclosed in Emmis’ public filings prior to the March 13, 2012 Preliminary Proxy Statement; (b) admit that the terms of the 2012 Retention Plan are stated in written documents that speak for themselves, and therefore deny any allegation in paragraph 52 that is contrary to or otherwise inconsistent with any of those documents; (c) lack knowledge or information sufficient to form a belief as to whether the 2012 Retention Plan is “unlike most incentive plans” and therefore deny that allegation; (d) deny there is anything improper about the 2012 Retention Plan; (e) admit that the March 21, 2012 Definitive Proxy Statement speaks for itself, and therefore deny any allegation in paragraph 52 that is contrary to or otherwise inconsistent with the Definitive Proxy Statement; (f) deny any implication that the Definitive Proxy Statement should have been filed at a different time; and (g) deny the allegations in paragraph 52 to the extent not already admitted or denied.

53.           Because Mr. Smulyan controls the Common Stock’s voting power through the super voting Class B, there was no risk shareholders would not approve the establishment of the 2012 Retention Plan Trust and the issuance of the shares.  As acknowledged in the Preliminary Proxy Statement, Emmis’s control of both the “zombie shares” and the 2012 Retention Plan Trust gave the Company the two-thirds vote it needed to eliminate the rights and privileges of the Preferred Stock and render the shares worthless:  “The proposals to adopt the Proposed Amendments are expected to be approved by the holders of the Common Stock and Preferred Stock based on (i) the terms of total return swaps and voting agreements which Emmis entered into with certain holders of the Preferred Stock (including the Trustee of the 2012 Retention Plan Trust) and (ii) Mr. Jeffrey H. Smulyan’s intention to vote his shares of Common Stock in favor of the proposals to adopt the Proposed Amendments.”

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Answer:  Defendants (a) admit that approval of the 2012 Retention Plan Trust by the holders of Class A and Class B Common Stock was expected assuming Mr. Smulyan carried out his previously expressed intention to vote his shares of Common Stock in favor of approval; (b) admit that the Preliminary Proxy Statement includes the quotation following the colon in the second sentence of paragraph 53; and (c) deny the allegations in paragraph 53 to the extent not already admitted or denied.

54.           The issuance of Preferred Stock to the 2012 Retention Plan Trust is another example of Emmis’s use of form over substance to achieve the Company’s goal of securing the two-thirds vote of the Preferred Stock, amending the terms of the securities, and rendering the Preferred Stock worthless.  If the goal of the 2012 Retention Plan Trust was really employee retention, Emmis would not fund the trust with shares of Preferred Stock (which at present, clearly have value) and then cause the trustee (Mr. Smulyan) to vote to eliminate the rights and privileges of those shares, rendering them worthless.  Generally, retention plans are funded with common stock of the employer.  Emmis can unilaterally convert the Preferred Stock issued to the trust to common at any time.  No legitimate purpose existed for Emmis to go through the interim step of issuing Preferred Stock to the trust when Emmis has more than enough authorized common stock to fund the program. The 2012 Retention Plan Trust was created solely to serve as a vehicle for Smulyan to vote shares of Preferred Stock and render the securities worthless.

Answer:  Defendants (a) lack knowledge or information sufficient to form a belief as to the truth of the allegations in the third sentence of paragraph 54, and therefore deny them; (b) admit that, subject to certain conditions, the Preferred Stock issued to the 2012 Retention Trust can be converted to Class A Common Stock; and (c) deny the allegations in paragraph 54 to the extent not already admitted or denied.

55.           The Proposed Amendments for the sham “vote” that Defendants have engineered would:

(a)
Remove Emmis’ obligation to pay to holders of the Preferred Stock the amount of dividends in respect of their Preferred Stock that are accumulated on or prior to the effectiveness of the Proposed Amendments;

(b)
Change the designation of the Preferred Stock from “Cumulative” to “Non-Cumulative” and change the terms such that dividends or distributions on the Preferred Stock will not accrue or be payable unless declared by the board of directors (and thereby eliminate the associated rights to elect directors in the event of dividend arrearages);

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(c)
Eliminate the restrictions on Emmis’ ability to pay dividends or make distributions on, or repurchase, its Common Stock or other junior stock prior to paying accumulated dividends or distributions on the Preferred Stock;

(d)	Remove the ability of the holders of the Preferred Stock to require Emmis to repurchase all of such holders’ Preferred Stock upon certain going-private transactions;

(e)	Remove the ability of the holders of the Preferred Stock to convert all of such Preferred Stock to Class A Common Stock upon a change of control at specified conversion prices;

(f)
Provide that holders of the Preferred Stock will not vote as a separate class on a plan of merger, share exchange, sale of assets or similar transaction but will vote with the Common Stock on an as-converted basis (except as may otherwise be required by law); and

(g)
Change the conversion price adjustment applicable to certain merger, reclassification and other transactions to provide that the Preferred Stock converts into the right to receive property that would have been receivable had such Preferred Stock been converted into Class A Common Stock immediately prior to such transaction.

Answer:  Defendants (a) deny that they have engineered a sham vote as alleged in paragraph 55; (b) admit that Emmis’ March 13, 2012 Preliminary Proxy Statement disclosed that, if approved, the Proposed Amendments (as defined in the Preliminary Proxy Statement) would have the effects listed in subsections (a) through (g) of paragraph 55; and (c) admit that those disclosures were revised in Emmis’ amended Preliminary Proxy Statement filed April 16, 2012.

56.           David Gale, an outside director on Emmis’ Board of Directors, voted against the plan to issue 400,000 shares of Preferred Stock to an employee retention plan trust because “he believes that there is no economic reason for issuing shares of Preferred Stock to a trust under the 2012 Retention Plan other than to position Emmis to transfer wealth from the holders of the Preferred Stock to holders of the Common Stock,” such as Mr. Smulyan.

Answer:  Defendants (a) admit that Mr. Gale is an Emmis outside director elected by the holders of Preferred Stock, and that he voted against establishment of the 2012 Retention Plan Trust; (b) admit that the quoted material in paragraph 56 appears in the March 13,

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2012 Preliminary Proxy Statement; and (c) deny the allegations in paragraph 56 to the extent not already admitted or denied.

57.           It is Mr. Smulyan, however, that controls Emmis, and Defendants are on the brink of a filing a Definitive Proxy Statement with respect to a Special Meeting to carry out their sham “vote” on the Proposed Amendments.

Answer:  Defendants deny the allegations in paragraph 57.

58.           Defendants deliberately waited until they believed that they had acquired voting control of two-thirds of what they deem to be the outstanding Preferred Stock to reveal the plan that they had devised long ago to acquire voting control of the Preferred Stock and unilaterally eliminate the valuable rights and privileges that the Preferred Stockholders acquired when they purchased their Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 58.

59.           By repeatedly disregarding their disclosure obligations, Defendants threaten to stage a sham shareholder vote to deprive Preferred Stockholders of virtually all of their contractual rights and the value of their investments.  As minority holders of Preferred Stock, Plaintiffs are squarely in the crosshairs of Mr. Smulyan and Emmis, and will be irreparably harmed if this scheme is allowed to succeed.

Answer:  Defendants deny the allegations in paragraph 59.

60.            Absent injunctive relief, Defendants will no doubt prevail in their scheme to acquire voting control of two-thirds of the Preferred Stock through false, misleading, selective, and inadequate disclosures to investors and unilaterally “vote” out of existence the rights and privileges of the Preferred Stockholders, all without ever filing a proxy statement, tender offer statement or other disclosure statement with full disclosure of their plans and intentions until it was a fait accompli.  Once Plaintiffs and other Preferred Stockholders are eliminated from Emmis’ capital structure, Defendants will have unfettered power to irrevocably alter the course of the Company through, for example, business transactions or combinations that they would not have been able to enter into had the rights and privileges of the Preferred Stockholders not been eliminated, and it will be impossible to later restore the status quo or to adequately address the Preferred Stockholders’ harm with money damages.

Answer:  Defendants deny the allegations in paragraph 60.

COUNT I
(Violation of 15 U.S.C. § 78n(a) and 17 C.F.R § 240.14a-9)

61.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

Answer:  Defendants incorporate by reference their answers to paragraphs 1 through 60.

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62.           This Count is brought against Defendants Emmis Communications Corporation, Jeffrey H. Smulyan, Patrick M. Walsh, and J. Scott Enright.

Answer:  Defendants admit that Plaintiffs assert Count I against Emmis, Smulyan, Walsh and Enright, and deny that there is any legal basis for doing so.

63.           Section 14(a) of the Securities Exchange Act of 1934, as amended (“the “Exchange Act”), 15 U.S.C. § 78n(a), and the rules and regulations promulgated thereunder, govern the solicitation of proxies.  Pursuant to those statutory and regulatory provisions, proxies must not be solicited without proper compliance with the SEC’s rules and regulations, including Regulation 14A. These statutory and regulatory provisions also provide that no solicitation of a proxy shall be made by any means which, inter alia, contain a statement that is false or misleading with respect to any material fact, or omits to state any material fact.  Moreover, pursuant to 17 C.F.R. § 240.14a-9, no solicitation (not limited to proxy materials) may be made by means of any communication that is false or misleading, or that omits any material fact necessary to make the statements therein false or misleading.

Answer:  Defendants (a) admit that the federal statute, rules and regulations paragraph 63 purports to describe speak for themselves, and therefore deny any allegation in paragraph 63 that is contrary to or otherwise inconsistent with any of those provisions; (b) deny the allegations in paragraph 63 to the extent not already admitted or denied.

64.           Section 14(a) of the Exchange Act, and rules and regulations promulgated thereunder, require full and fair disclosure in proxy solicitations and proper filing of proxy voting materials.  It was enacted to prevent management and others from obtaining authorization for corporate action by means of inadequate or misleading disclosures.

Answer:  Defendants (a) admit that the federal statute, rules and regulations paragraph 64 purports to describe speak for themselves, and therefore deny any allegation in paragraph 64 that is contrary to or otherwise inconsistent with any of those provisions; (b) deny the allegations in paragraph 64 to the extent not already admitted or denied.

65.           As discussed above, without filing any proxy solicitation statement, Emmis representatives, including Messrs.  Smulyan, Walsh, and Enright, privately solicited Preferred Stockholders to enter into “total return swap” transactions in which the Preferred Stockholders would be required to vote their Preferred Stock in accordance with Emmis’ prior written instructions and provide Emmis with an irrevocable five-year term proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’ executive officers.

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Answer:  Defendants (a) admit that Emmis representatives privately contacted certain Preferred Stockholders with respect TRS transactions, the terms of which are embodied in written documents which speak for themselves, and therefore Defendants deny any allegation in paragraph 65 that is contrary to or otherwise inconsistent with any of those documents; (b) deny that Emmis was required to file a proxy solicitation statement; (c) deny that any Emmis representative engaged in any wrongful conduct in connection with those contacts with Preferred Stockholders or any TRS transaction; and (d) deny the allegations in paragraph 65 to the extent not already admitted or denied.

66.           By ignoring the proxy rules and failing to file a proxy solicitation statement, Defendants failed to disclose material information, including all information that is required to be disclosed to investors in connection with a proxy solicitation pursuant to Section 14(a) and the rules promulgated thereunder, and illegally solicited and obtained the voting rights of Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 66.

67.           By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock, or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, without filing a proxy solicitation statement and without disclosing its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

Answer:  Defendants (a) admit that, by November 22, 2011, Emmis had accumulated approximately the percentages of voting power and votes alleged in paragraph 67; (b) deny the implication that Emmis wrongfully failed to file a proxy solicitation statement or make any legally required disclosure; and (c) deny the allegations in paragraph 67 to the extent not already admitted or denied.

68.           Defendants’ failure to file a proxy solicitation statement and disclose all information that is required to be disclosed to investors in connection with a proxy solicitation was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

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Answer:  Defendants deny the allegations in paragraph 68.

69.           Had Defendants filed the requisite proxy solicitation statement and fully disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to enter into “total return swap” arrangements under which Preferred Stockholders relinquished to Emmis all of the economic benefits and voting rights of their Preferred Stock at a heavily discounted rate of under 26 cents on the dollar, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 69.

70.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote where irrevocable proxies were obtained through sham “total return swap” transactions and without the required disclosures for proxy solicitations.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

Answer:  Defendants (a) admit that if the shares of Preferred Stock subject to voting agreements with Emmis and Mr. Smulyan’s shares of Class A and Class B Common Stock are voted in favor of the Proposed Amendments, then approval of the Proposed Amendments is expected; and (b) except as admitted, deny the allegations in paragraph 70.

71.           Defendants’ failure to file a proxy solicitation statement and disclose all information that is required to be disclosed to investors in connection with a proxy solicitation violates Section 14(a) of the Exchange Act, Regulation 14A, and SEC Rule 14a-9.

Answer:  Defendants deny the allegations in paragraph 71.

72.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 14(a) of the Exchange Act.  Regulation 14A, and SEC Rule 14a-9 by soliciting, without any proxy solicitation statement, Preferred Stockholders to enter into “total return swap” transactions under which the Preferred Stockholders would be required to vote their Preferred Stock in accordance with Emmis’ prior written instructions and provide Emmis with an irrevocable proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’ executive officers.

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Answer:  Defendants deny the allegations in paragraph 72.

73.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock subject to the “total return swap” transactions that Defendants illegally solicited and obtained.

Answer:  Defendants deny the allegations in paragraph 73.

74.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 74.

75.           Plaintiffs have no adequate remedy at law.

Answer:  Defendants deny the allegations in paragraph 75.

COUNT II
(Violation of 15 U.S.C. § 78m(e) and 17 C.F.R.
§§ 240.13e-3, 240.13e-4, 240.13e-100, and 240.14d-100)

76.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

Answer:  Defendants incorporate by reference their answers to paragraphs 1 through 75.

77.           This Count is brought against Defendant Emmis Communications Corporation.

Answer:  Defendants admit that Plaintiffs assert Count II against Emmis, and deny that there is any legal basis for doing so.

78.            Section 13(e) of the Exchange Act, 15 U.S.C. § 78m(e), and the rules and regulations promulgated thereunder, govern the filings and disclosures required when an issuer makes tender offers for its own securities.  Under 17 C.F.R. §§ 240.13e-4 and 240.14d-100, an issuer is required to file certain documents with the SEC, make mandatory disclosures, including disclosures of the intended purpose and effect of its tender offer, and conduct any tender offer in accordance with the provisions of the Exchange Act.

Answer:  Defendants (a) admit that the federal statute, rules and regulations paragraph 78 purports to describe speak for themselves, and therefore deny any allegation in paragraph 78 that is contrary to or otherwise inconsistent with those provisions; (b) deny the allegations in paragraph 78 to the extent not already admitted or denied.

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79.           As discussed above, prior to December 1, 2011, without filing any tender offer statement, Emmis representatives, including Messrs.  Smulyan, Walsh, and Enright, privately approached a substantial number of Preferred Stockholders and pressured them to sell their Preferred Stock, either directly or through “total return swap” transactions.

Answer:  Defendants (a) admit that, prior to December 1, 2011, Emmis representatives privately contacted certain Preferred Stockholders with respect to possible TRS transactions with Emmis or direct purchases of Preferred Stock by Emmis; (b) deny that Emmis was required to file a tender offer statement; (c) deny that any Emmis representative engaged in any wrongful conduct in connection with the contacts with Preferred Stockholders, any direct purchase, or any TRS transaction; and (d) deny the allegations in paragraph 79 to the extent not already admitted or denied.

80.           By ignoring tender offer rules and failing to file a tender offer statement, Defendants failed to disclose material information, including all information that is required to be disclosed to investors in connection with a tender offer, and illegally offered to acquire and obtained beneficial ownership of Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 80.

81.           By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, without filing a tender offer statement and without disclosing its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

Answer:  Defendants (a) admit that, by November 22, 2011, Emmis had accumulated approximately the percentages of voting power and votes alleged in paragraph 81; (b) deny the implication that Emmis wrongfully failed to file a tender offer statement or make any legally required disclosure; and (c) deny the allegations in paragraph 81 to the extent not already admitted or denied.

82.           Defendants’ failure to file a tender offer statement and disclose all information that is required to be disclosed to investors in connection with a tender offer was at least negligent, if not reckless or deliberate, and is an essential link in Defendants’ scheme to acquire

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the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 82.

83.           Had Defendants filed the requisite tender offer statement and fully disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, at a heavily discounted rate of under 26 cents on the dollar, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 83.

84.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

Answer:  Defendants (a) admit that if the shares of Preferred Stock subject to voting agreements with Emmis and Mr. Smulyan’s shares of Class A and Class B Common Stock are voted in favor of the Proposed Amendments, then approval of the Proposed Amendments is expected; and (b) except as admitted, deny the allegations in paragraph 84.

85.           Defendants’ failure to file a tender offer statement prior to December 1, 2011 and disclose all information that is required to be disclosed to investors in connection with a tender offer violates Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100.

Answer:  Defendants deny the allegations in paragraph 85.

86.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100 by offering to acquire and obtaining, without any tender offer statement, Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 86.

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87.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through a tender offer without any tender offer statement.

Answer:  Defendants deny the allegations in paragraph 87.

88.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 88.

89.           On December 1, 2011, Emmis filed a Schedule TO-I for its modified “Dutch auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr. Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

Answer:  Defendants (a) admit the allegations in the first sentence of paragraph 89; (b) admit that Enright signed the Schedule TO-I filings on behalf of Emmis; and (c) deny the allegations in paragraph 89 to the extent not already admitted or denied.

90.           Schedule TO-I for tender offers has explicit “line item” disclosure requirements, such that an issuer must disclose any intentions or plans that it has to engage in one or more of an enumerated list of actions or transactions, including changing the rights of securities holders.

Answer:  Defendants (a) admit that the disclosure requirements for Schedule TO-I arise from written instructions, laws and regulations that speak for themselves, and therefore deny any allegation in paragraph 90 that is contrary to or otherwise inconsistent with any of those instructions, laws and regulations; and (b) deny the allegations in paragraph 90 to the extent not already admitted or denied.

91.           Emmis’ Schedule TO-I filings failed to disclose its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in vague and misleading fashion, Emmis’ Schedule TO-I filings stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.

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Answer:  Defendants (a) admit that Emmis’ Schedule TO-I filings are written documents that speak for themselves, and therefore deny any allegation in paragraph 91 that is contrary to or otherwise inconsistent with any of those documents; (b) deny that the Schedule TO-I filings were vague or misleading, or failed to include any legally required disclosure; and (c) deny the allegations in paragraph 91 to the extent not already admitted or denied.

92.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.  By purchasing and retiring Preferred Stock, Emmis increased the percentage voting power of the outstanding Preferred Stock subject to its control under the “total return swap” arrangements.

Answer:  Defendants (a) admit that on January 5, 2012, Emmis issued a written press release that speaks for itself, and therefore deny any allegation in paragraph 92 that is contrary to or inconsistent with the press release; (b) admit that retirement of Preferred Stock increased the post-retirement percentage voting power of all outstanding Preferred Stock; and (c) deny the allegations in paragraph 92 to the extent not already admitted or denied.

93.           Defendants’ failure to disclose all information that is required to be disclosed to investors in connection with its modified “Dutch auction” tender offer was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 93.

94.           Had Defendants’ Schedule TO-I filings fully disclosed to all of Emmis’ investors Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to acquire through the tender offer the shares of Preferred Stock that it did at the prices that it did, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

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Answer:  Defendants deny the allegations in paragraph 94.

95.            Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

Answer:  Defendants (a) admit that if the shares of Preferred Stock subject to voting agreements with Emmis and Mr. Smulyan’s shares of Class A and Class B Common Stock are voted in favor of the Proposed Amendments, then approval of the Proposed Amendments is expected; and (b) except as admitted, deny the allegations in paragraph 95.

96.           Defendants’ failure to disclose in its Schedule TO-I filings all information that is required to be disclosed to investors in connection with a tender offer, including Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, violates Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100.

Answer:  Defendants deny the allegations in paragraph 96.

97.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100 by offering to acquire and obtaining Preferred Stock based on false and misleading Schedule TO-I filings.

Answer:  Defendants deny the allegations in paragraph 97.

98.            Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through their modified “Dutch Auction” tender offer.

Answer:  Defendants deny the allegations in paragraph 98.

99.            Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 99.

100.           As discussed above, Defendants have undertaken a series of transactions designed to acquire the voting power of two-thirds of what they deem to be the outstanding Preferred

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Stock and eliminate the rights and privileges of the remaining Preferred Stockholders.  If Defendants succeed in stripping the rights and privileges of the Preferred Stock, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right, the Preferred Stock will be virtually worthless and subject to delisting from NASDAQ.

Answer:  Defendants deny the allegations in paragraph 100.

101.           Under 17 C.F.R. §§ 240.13e-3 and 240.13e-100, an issuer must file certain documents with the SEC, including a Schedule 13E-3, and make mandatory disclosures in connection with any transaction or series of transactions that has either a reasonable likelihood or purpose of causing, either directly or indirectly, any class of equity securities of the issuer to be delisted from a national securities exchange.

Answer:  Defendants (a) admit that the regulations cited speak for themselves, and therefore deny any allegation in paragraph 101 that is contrary to or otherwise inconsistent with those regulations; and (b) deny the allegations in paragraph 101 to the extent not already admitted or denied.

102.           Emmis has failed to file a Schedule 13E-3 and make the required disclosures in violation of Section 13(e) of the Exchange Act and Exchange Act Rules 13e-3 and 13e-100.

Answer:  Defendants deny the allegations in paragraph 102.

103.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 13(e) of the Exchange Act and Exchange Act Rules 13e-3 and 13e-100 by offering to acquire and obtaining, without any Schedule 13E-3 filing, Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 103.

104.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained without any Schedule 13E-3 filing.

Answer:  Defendants deny the allegations in paragraph 104.

105.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 105.

106.           Plaintiffs have no adequate remedy at law.

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Answer:  Defendants deny the allegations in paragraph 106.

COUNT III
(Violation of 15 U.S.C. § 78n(e) and
17 C.F.R. §§  240.14e-1, 240.14e-3, and 240.14e-5)

107.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

Answer:  Defendants incorporate by reference their answers to paragraphs 1 through 106.

108.           This Count is brought against Defendants Emmis Communications Corporation, Jeffrey H. Smulyan, Patrick M. Walsh, and J. Scott Enright.

Answer:  Defendants admit that Plaintiffs assert Count III against Emmis, Smulyan, Walsh and Enright, and deny that there is any legal basis for doing so.

109.           Section 14(e) of the Exchange Act, 15 U.S.C. § 78n(e), and the rules and regulations promulgated thereunder, govern all tender offers and prohibit untrue statements of material fact and omissions in connection with tender offers.  Moreover, 17 C.F.R. §§ 240.14e-1, 240.14e-3, 240.14e-4, and 240.14e-5, prohibit unlawful tender offer practices, tender offer transactions on the basis of material, nonpublic information, and purchases by covered persons outside of formal tender offers.

Answer:  Defendants (a) admit that the federal statute, rules and regulations paragraph 109 purports to describe speak for themselves, and therefore deny any allegation in paragraph 109 that is contrary to or otherwise inconsistent with any of those provisions; and (b) deny the allegations in paragraph 109 to the extent not already admitted or denied.

110.           As discussed above, prior to December 1, 2011, without filing any tender offer statement, Emmis representatives, including Messrs.  Smulyan, Walsh, and Enright, privately approached a substantial number of Preferred Stockholders and pressured them to sell their Preferred Stock, either directly or through “total return swap” transactions.

Answer:  Defendants deny the allegations in paragraph 110.

111.           By ignoring tender offer rules and failing to file a tender offer statement, Defendants failed to disclose material information, including all information that is required to be disclosed to investors in connection with a tender offer, and illegally offered to acquire and obtained both economic and beneficial ownership over a majority of the Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 111.

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112.           By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock, or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, without filing a tender offer statement and without disclosing its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

Answer:  Defendants (a) admit that, by November 22, 2011, Emmis had accumulated approximately the percentages of voting power and votes alleged in paragraph 112; (b) deny the implication that Emmis wrongfully failed to file a tender offer statement or make any legally required disclosure; and (c) deny the allegations in paragraph 112 to the extent not already admitted or denied.

113.           Defendants’ failure to file a tender offer statement and disclose all information that is required to be disclosed to investors in connection with a tender offer was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 113.

114.           Had Defendants filed the requisite tender offer statement and fully disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, at a heavily discounted rate of under 26 cents on the dollar, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 114.

115.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

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Answer:  Defendants (a) admit that if the shares of Preferred Stock subject to voting agreements with Emmis and Mr. Smulyan’s shares of Class A and Class B Common Stock are voted in favor of the Proposed Amendments, then approval of the Proposed Amendments is expected, and (b) except as admitted, deny the allegations in paragraph 115.

116.           Defendants’ failure to file a tender offer statement prior to December 1, 2011 and disclose all information that is required to be disclosed to investors in connection with a tender offer violates Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5.

Answer:  Defendants deny the allegations in paragraph 116.

117.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5 by offering to acquire and obtaining, without any tender offer statement, Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 117.

118.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through a tender offer without any tender offer statement.

Answer:  Defendants deny the allegations in paragraph 118.

119.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 119.

120.           On December 1, 2011, Emmis filed a Schedule TO-I for its modified “Dutch auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr. Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

Answer:  Defendants (a) admit the allegations in the first sentence of paragraph 120; (b) admit that Enright signed the Schedule TO-I filings on behalf of Emmis; and (c) except as admitted, deny the allegations in paragraph 120.

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121.           Schedule TO-I for tender offers has explicit “line item” disclosure requirements, such that an issuer must disclose any intentions or plans that it has to engage in one or more of an enumerated list of actions or transactions, including changing the rights of securities holders.

Answer:  Defendants (a) admit that the disclosure requirements applicable to Schedule TO-I speak for themselves, and therefore deny any allegation in paragraph 121 that is contrary to or otherwise inconsistent with any of those requirements; and (b) deny the allegations of paragraph 121 to the extent not already admitted or denied.

122.           Emmis’ Schedule TO-I filings failed to disclose its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in vague and misleading fashion, Emmis’ Schedule TO-I filings stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.

Answer:  Defendants (a) admit that Emmis’ Schedule TO-I filings are written documents that speak for themselves, and therefore deny any allegation in paragraph 122 that is contrary to or otherwise inconsistent with any of those documents; (b) deny that the Schedule TO-I filings were vague or misleading, or failed to include any legally required disclosure; and (c) deny the allegations in paragraph 122 to the extent not already admitted or denied.

123.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.  By purchasing and retiring Preferred Stock, Emmis increased the percentage voting power of the outstanding Preferred Stock subject to its control under the “total return swap” arrangements.

Answer:  Defendants (a) admit that on January 5, 2012, Emmis issued a written press release that speaks for itself, and therefore deny any allegation in paragraph 123 that is contrary to or inconsistent with the press release; (b) admit that retirement of Preferred Stock increased the post-retirement percentage voting power of all outstanding Preferred Stock; and (c) deny the allegations in paragraph 123 to the extent not already admitted or denied.

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124.           Defendants’ failure to disclose all information that is required to be disclosed to investors in connection with its modified “Dutch auction” tender offer was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 124.

125.           Had Defendants’ Schedule TO-I filings fully disclosed to all of Emmis’ investors Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to acquire through the tender offer the shares of Preferred Stock that it did at the prices that it did, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 125.

126.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

Answer:  Defendants (a) admit that if the shares of Preferred Stock subject to voting agreements with Emmis and Mr. Smulyan’s shares of Class A and Class B Common Stock are voted in favor of the Proposed Amendments, then approval of the Proposed Amendments is expected; and (b) except as admitted, deny the allegations in paragraph 126.

127.           Defendants’ failure to disclose in its Schedule TO-I filings all information that is required to be disclosed to investors in connection with a tender offer, including Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, violates Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5.

Answer:  Defendants deny the allegations in paragraph 127.

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128.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5 by offering to acquire and obtaining Preferred Stock based on false and misleading Schedule TO-I filings.

Answer:  Defendants deny the allegations in paragraph 128.

129.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through their modified “Dutch Auction” tender offer.

Answer:  Defendants deny the allegations in paragraph 129.

130.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 130.

131.           Plaintiffs have no adequate remedy at law.

Answer:  Defendants deny the allegations in paragraph 131.

COUNT IV
(Violation of 15 U.S.C. §  78j and 17 C.F.R. § 240.10b-5)

132.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

Answer:  Defendants incorporate by reference their answers to paragraphs 1 through 131.

133.           This Count is brought against Defendants Emmis Communications Corporation, Jeffrey H. Smulyan, Patrick M. Walsh, and J. Scott Enright.

Answer:  Defendants admit that Plaintiffs assert Count IV against Emmis, Smulyan, Walsh and Enright, and deny that there is any legal basis for doing so.

134.           Section 10(b) of the Exchange Act, 15 U.S.C. § 78n(d), and 17 C.F.R. § 240.10b-5 make it unlawful to “employ any device, scheme, or artifice to defraud” or “make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading” in connection with the purchases or sales of securities.

Answer:  Defendants (a) admit that the federal statute and regulation paragraph 134 purports to describe speak for themselves, and therefore deny any allegation in paragraph

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134 that is contrary to or otherwise inconsistent with those provisions; and (b) deny the allegations in paragraph 134 to the extent not already admitted or denied.

135.           As discussed above, since at least October 2011 and potentially earlier, Defendants have planned to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 135.

136.           Without disclosing in any public filing their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants coerced Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, through what Emmis’ Chief Financial Officer and Chief Operating Officer, Patrick M. Walsh, described as a “prisoner’s dilemma.” Emmis representatives, including Messrs.  Smulyan, Walsh, and Enright, privately approached certain Preferred Stockholders and told them that they had the choice of either selling their Preferred Stock to Emmis at a discounted rate or risk seeing the entire value of their securities eliminated by Emmis.  The terms were not negotiable, and the Preferred Stockholders whom Emmis approached were given a short period of time to decide.  Moreover, the Emmis representatives emphasized that there was limited available financing and repurchases would be done on a “first come, first serve” basis.  In this way, Defendants used selective disclosure of non-public information to coerce Preferred Stockholders to sell their Preferred Stock.  By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock, or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, through Defendants’ fraudulent scheme.

Answer:  Defendants (a) admit that Emmis representatives privately contacted certain Preferred Stockholders with respect to possible TRS transactions with Emmis or direct purchases of Preferred Stock by Emmis; (b) deny that Emmis failed to make any required public filing; (c) deny that any Emmis representative engaged in any wrongful conduct in connection with the contacts with Preferred Stockholders, any direct purchase, or any TRS transaction; (d) admit that the Zell Financing permitted Emmis to receive funding from Zell on up to four occasions on or before February 2, 2012; and (e) deny the allegations in paragraph 136 to the extent not already admitted or denied.

137.           On December 1, 2011, Emmis filed a Schedule TO-I for its modified “Dutch auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr.

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Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

Answer:  Defendants (a) admit the allegations in the first sentence of paragraph 137; (b) admit that Enright signed the Schedule TO-I filings on behalf of Emmis; and (c) deny the allegations in paragraph 137 to the extent not already admitted or denied.

138.           Emmis’ Schedule TO-I filings failed to disclose its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in false and misleading fashion, Emmis’ Schedule TO-I filings stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.

Answer:  Defendants (a) admit that Emmis’ Schedule TO-I filings are written documents that speak for themselves, and therefore deny any allegation in paragraph 138 that is contrary to or otherwise inconsistent with any of those documents; (b) deny that the Schedule TO-I filings were vague or misleading, or failed to include any legally required disclosure; and (c) deny the allegations in paragraph 138 to the extent not already admitted or denied.

139.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.  By purchasing and retiring Preferred Stock, Emmis increased the percentage voting power of the outstanding Preferred Stock subject to its control under the “total return swap” arrangements.

Answer:  Defendants (a) admit that on January 5, 2012, Emmis issued a written press release that speaks for itself, and therefore deny any allegation in paragraph 139 that is contrary to or inconsistent with the press release; (b) admit that retirement of Preferred Stock increased the post-retirement percentage voting power of all outstanding Preferred Stock; and (c) deny the allegations in paragraph 139 to the extent not already admitted or denied.

140.           On January 12, 2012, Emmis held an earnings call.  During the call, an investor noted the Company’s recent purchases of Preferred Stock and specifically asked Mr. Smulyan

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what the “long-term plan” was.  Mr. Smulyan did not disclose Emmis’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in false and misleading fashion, Mr. Smulyan stated that he and the Company were merely “exploring our options” without disclosing the Company’s true plans and intentions in this regard.

Answer:  Defendants (a) admit that Emmis held an earnings call on January 12, 2012; (b) admit that a caller inquired about Emmis’ long-term plan with respect to the Preferred Stock and that Smulyan and/or Walsh responded in part by stating in substance that Emmis was considering its options; (b) deny that Smulyan or Walsh failed to make any legally required disclosure during the call; and (c) deny the allegations in paragraph 140 to the extent not already admitted or denied.

141.           On January 30, 2012, Emmis announced in a Form 8-K that it had entered into purchase agreements to acquire another 25,700 shares of Preferred Stock and that after retiring these 25,700 shares, Emmis would have control of the voting for 61.3% of the remaining outstanding Preferred Stock.  The Form 8-K also stated that Emmis “may issue shares of Preferred Stock to a third party or third parties who may agree to vote their shares in accordance with the prior written instructions of Emmis” and that Emmis would have voting control for two-thirds of the outstanding Preferred Stock if it issued 390,304 shares under such voting arrangements.  The Form 8-K failed to disclose Defendants’ plan to eliminate the rights of the remaining Preferred Stockholders and instead stated, in vague and misleading fashion, that if Emmis obtained voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend the provisions applicable to the Preferred Stock.  Mr. Enright signed the Form 8-K filing on behalf of Emmis.

Answer:  Defendants (a) admit that Emmis’ January 30, 2012 Form 8-K speaks for itself, and therefore deny any allegation in paragraph 141 that is contrary to or otherwise inconsistent with the Form 8-K; (b) deny that the Form 8-K was vague or misleading or omitted any legally required disclosure; and (c) deny the allegations in paragraph 141 to the extent not already admitted or denied.

142.           As discussed above, Defendants have obtained voting control of two-thirds of what they deem to be outstanding Preferring Stock through a series of manipulative acts, and waited until March 13, 2012, when they had essentially already acquired voting control of two-thirds of what they deemed to be outstanding Preferred Stock, to finally reveal the plan they had devised long ago to acquire voting control of two-thirds of the Preferred Stock and unilaterally

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“vote” out of existence the valuable rights and privileges that the Preferred Stockholders acquired when they purchased their Preferred Stock.  For a period of at least five months (from at least October 2011 to March 13, 2012), therefore, Defendants solicited transactions and traded in Preferred Stock based on material, non-public information.

Answer:  Defendants deny the allegations in paragraph 142.

143.           Had Defendants publicly disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, at a discounted rate, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 143.

144.           Moreover, outside of Defendants, no investor who traded in Preferred Stock prior to March 13, 2012 was aware that Defendants planned to create a trust subject to Mr. Smulyan’s control and issue shares of Preferred Stock to the trust so that they would have the ability to control the vote of over two-thirds of the Preferred Stock and unilaterally “vote” to eliminate the rights and privileges of the Preferred Stock.

Answer:  Defendants (a) admit that Emmis’ Schedule 14A Preliminary Proxy Statement filed March 13, 2012 was the first public disclosure of Emmis’ intent to create, and issue Preferred Stock to, the 2012 Retention Plan; (b) deny that such disclosure was required to have been made prior to March 13, 2012; and (c) deny the allegations of paragraph 144 to the extent not already admitted or denied.

145.           Plaintiffs and other investors in Preferred Stock have been injured by, and are suffering ongoing injury as a result of, Defendants’ fraudulent scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, and Defendants’ manipulative acts and false statements and omissions of material fact in furtherance of such scheme.

Answer:  Defendants deny the allegations in paragraph 145.

146.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan

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controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

Answer:  Defendants (a) admit that if the shares of Preferred Stock subject to voting agreements with Emmis and Mr. Smulyan’s shares of Class A and Class B Common Stock are voted in favor of the Proposed Amendments, then approval of the Proposed Amendments is expected; and (b) except as admitted, deny the allegations in paragraph 146.

147.           Plaintiffs are entitled to declaratory relief that Defendants have violated Section 10(b) of the Exchange Act and Exchange Act Rule 10b-5 by failing to publicly disclose their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders until they had already acquired the two-thirds voting power.

Answer:  Defendants deny the allegations in paragraph 147.

148.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock subject to the “total return swap” transactions that Defendants illegally obtained.

Answer:  Defendants deny the allegations in paragraph 148.

149.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 149.

150.           Plaintiffs have no adequate remedy at law.

Answer:  Defendants deny the allegations in paragraph 150.

COUNT V
(Violation of 15 U.S.C. § 78m(d) and 17 C.F.R. §§ 240.13d-1 and 240.13d-101)

151.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

Answer:  Defendants incorporate by reference their answers to paragraphs 1 through 150.

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152.           This Count is brought against Defendants Jeffrey H. Smulyan and J. Scott Enright.

Answer:  Defendants admit that Plaintiffs assert Count V against Smulyan and Enright, and deny that there is any legal basis for doing so.

153.           Section 13(d) of the Exchange Act, 15 U.S.C. § 78m(d), and the rules and regulations promulgated thereunder, including 17 C.F.R. §§ 240.13d-1 and 240.13d-101, provide that any person, and any group acting together for the purpose of acquiring, holding, or voting securities of a company, who acquires, either directly or indirectly, the beneficial ownership of more than 5% of a class of securities registered under Section 12 of the Exchange Act must, within 10 days, file a statement on a Schedule 13D or amend an existing Schedule 13D.  A primary purpose of Section 13(d) is to alert and inform companies, their shareholders, and the investing public in general regarding share accumulations which could represent a potential shift in corporate control or a potential change in a company’s direction and to compel full disclosure of information critical to shareholders in making informed decisions.

Answer:  Defendants (a) admit that the federal statute, rules and regulations paragraph 153 purports to describe, speak for themselves as to their content and purpose, and therefore deny any allegation in paragraph 153 that is contrary to or otherwise inconsistent with those provisions or their underlying purpose[s] as established by Congress, the federal executive branch or the courts; and (b) deny the allegations in paragraph 153 to the extent not already admitted or denied.

154.           A “beneficial owner” is any person who “directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has . . . [v]oting power which includes the power to vote, or to direct the voting of, such security,” and includes any person who “directly or indirectly, creates or uses a . . . proxy, power of attorney . . . or any other contract, arrangement, or device with the purpose or effect of divesting [the record owner] of beneficial ownership of a security . . . as part of a plan or scheme to evade the reporting requirements of section 13(d) or (g) of the Act.” 17 C.F.R. §§ 240.13d-3(a) and (b).

Answer:  Defendants (a) admit that paragraph 154 quotes portions of the definition of “beneficial owner” from the regulation cited; and (b) except as admitted, deny the allegations in paragraph 154.

155.           Under 17 C.F.R. § 240.13d-101, a person who acquires, either directly or indirectly, the beneficial ownership of more than 5% of a class of securities must file a Schedule

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13D to “describe any plans or proposals ...  which the reporting person may have which relate to or would result in (a) The acquisition by any person of additional securities of the issuer . . . (b) An extraordinary corporate transaction . . . (e) Any material change in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer’s business or corporate structure . . . (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; [or] (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.”

Answer:  Defendants (a) admit that paragraph 155 quotes portions of the federal regulation cited; and (b) except as admitted, deny the allegations in paragraph 155.

156.           Although the selling Preferred Stockholders in the “total return swap” transactions are required to provide Emmis with an irrevocable proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’ executive officers, the Company insider who received these irrevocable proxies, Mr. Enright, did not file a Schedule 13D to report beneficial ownership in excess of 5% of the Preferred Stock, or plans, proposals, arrangements and understandings with respect to such shares, including, but not limited to, Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

Answer:  Defendants (a) admit that the terms of the TRS transactions are embodied in written documents that speak for themselves, and therefore deny any allegation in paragraph 156 that is contrary to or otherwise inconsistent with any of those documents; (b) admit that Enright did not file a Schedule 13D and deny that he was required to do so; and (c) deny the allegations of paragraph 156 to the extent not already admitted or denied.

157.           Furthermore, although Mr. Smulyan directs and controls how Mr. Enright votes the proxies for the shares subject to “total return swap” arrangements, Mr. Smulyan has not made a Schedule 13D filing to report his beneficial ownership of such shares, or plans, proposals, arrangements and understandings with respect to such shares.

Answer:  Defendants (a) admit that Smulyan did not file a Schedule 13D and deny that he was legally required to do so; and (b) deny the allegations in paragraph 157 to the extent not already admitted or denied.

158.           The failure to file the requisite Schedule 13D and disclose all information that is required to be disclosed to investors in Schedules 13D violates Section 13(d) of the Exchange Act and SEC Rules 13d-1 and 13d-101.  The failure of Mr. Enright and Mr. Smulyan to file the

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requisite Schedule 13Ds deprived all investors of information necessary to ensure fair trading in Emmis Preferred Stock and will deprive Preferred Stockholders of a fair vote on the Proposed Amendments to the Company’s Articles of Incorporation and the Certificate of Designation for the Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 158.

159.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

Answer:  Defendants (a) admit that if the shares of Preferred Stock subject to voting agreements with Emmis and Mr. Smulyan’s shares of Class A and Class B Common Stock are voted in favor of the Proposed Amendments, then approval of the Proposed Amendments is expected; and (b) except as admitted, deny the allegations in paragraph 159.

160.           Plaintiffs are entitled to declaratory relief that Mr. Enright and Mr. Smulyan violated Section 13(d) of the Exchange Act and Exchange Act Rules 13d-1 and 13d-101 by failing to file a proper Schedule 13D and failing to disclose Defendants’ purpose, plans, intentions, and agreements with respect to the Preferred Stock for which he holds irrevocable proxies, including, but not limited to, Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 160.

161.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained without making the proper disclosures on Schedule 13D.

Answer:  Defendants deny the allegations in paragraph 161.

162.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained, or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock, without making the proper disclosures on Schedule 13D.

Answer:  Defendants deny the allegations in paragraph 162.

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163.           Plaintiffs have no adequate remedy at law.

Answer:  Defendants deny the allegations in paragraph 163.

COUNT VI
(Violation of 15 U.S.C. § 78t(a))

164.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

Answer:  Defendants incorporate by reference their answers to paragraphs 1 through 163.

165.           This Count is brought against Defendants Jeffrey H. Smulyan, Patrick M. Walsh, J. Scott Enright, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel.

Answer:  Defendants admit that Plaintiffs assert Count VI against Smulyan, Walsh, Enright, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel, and deny that there is any legal basis for doing so.

166.           Mr. Smulyan is the President, Chief Executive Officer, and Chairman of the Board of Directors of Emmis.  Emmis is a “Controlled Company” as defined in the NASDAQ listing standards because more than 50% of its voting power is held by Mr. Smulyan.

Answer:  Defendants admit the allegations in paragraph 166.

167.           Mr. Smulyan exercises control over the operations of Emmis, and the conduct of Messrs.  Walsh and Mr. Enright as Emmis officers and employees.  Mr. Smulyan had the power and ability to control or influence the particular acts of Emmis, Mr. Walsh, and Mr. Enright giving rise to violations of Sections 10(b), 13(d), 13(e), 14(a), and 14(e) of the Exchange Act.

Answer:  Defendants (a) admit that, in his various capacities and subject to the supervision of Emmis’ Board of Directors, Smulyan exercises certain control over Emmis’ operations and the conduct of Emmis employees, including Walsh and Enright; and (b) except as admitted, deny the allegations in paragraph 167.

168.           Mr. Walsh is the Executive Vice President, Chief Operating Officer and Chief Financial Officer of Emmis and directly reports to Mr. Smulyan.  Mr. Walsh exercises control over the operations of Emmis and had the power and ability to control or influence the particular acts of Emmis giving rise to violations of Sections 10(b), 13(e), 14(a), and 14(e) of the Exchange Act.

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Answer:  Defendants (a) admit the allegations in the first sentence of paragraph 168; and (b) except as admitted, deny the allegations in paragraph 168.

169.           Mr. Enright is the Executive Vice President, Secretary, and General Counsel of Emmis and directly reports to Mr. Smulyan.  Mr. Enright exercises control over the operations of Emmis and had the power and ability to control or influence the particular acts of Emmis giving rise to violations of Sections 10(b), 13(e), 14(a), and 14(e) of the Exchange Act.

Answer:  Defendants (a) admit the allegations in the first sentence of paragraph 169; and (b) except as admitted, deny the allegations in paragraph 169.

170.           Ms.  Bayh, Mr. Kaseff, Mr. Leventhal, Mr. Lund, Mr. Nathanson, and Mr. Sorrel are members of the Board of Directors of Emmis, exercise control over the operations of Emmis and its management, including Messrs.  Smulyan, Walsh, and Enright, and had the power and ability to control or influence the particular acts of Emmis, Mr. Smulyan, Mr. Walsh, and Mr. Enright giving rise to violations of Sections 10(b), 13(d), 13(e), 14(a), and 14(e) of the Exchange Act.

Answer:  Defendants (a) admit that, as members of Emmis’ Board of Directors, Bayh Kaseff, Leventhal, Lund, Nathanson and Sorrel have the powers vested in them by law, the Articles and/or Emmis’ by-laws; and (b) except as admitted, deny the allegations in paragraph 170.

171.           As controlling persons of primary violators of the Exchange Act, Mr. Smulyan, Mr. Walsh, Mr. Enright, Ms.  Bayh, Mr. Kaseff, Mr. Leventhal, Mr. Lund, Mr. Nathanson, and Mr. Sorrel are liable under Section 20(a) of the Exchange Act, and Plaintiffs are entitled to declaratory, injunctive, and other appropriate relief that applies equally to the primary violators and their control persons.

Answer:  Defendants deny the allegations in paragraph 171.

172.           Plaintiffs have no adequate remedy at law.

Answer:  Defendants deny the allegations in paragraph 172.

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COUNT VII

(Violations of Indiana Law — “Total Return Swap”
Agreements and Related Voting Arrangements)

173.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

Answer:  Defendants incorporate by reference their answers to paragraphs 1 through 172.

174.           This Count is brought against Defendant Emmis Communications Corporation.

Answer:  Defendants admit that Count VII is asserted against Emmis, and deny there is any legal basis for doing so.

175.           Emmis coerced and intimidated the Preferred Stockholders with whom it chose to communicate into entering “total return swap” agreements and related voting arrangements.

Answer:  Defendants deny the allegations in paragraph 175.

176.           Under the “total return swap” agreements, the Preferred Stockholders relinquished to Emmis all incidents of beneficial ownership of the Preferred Stock they previously owned.

Answer:  Defendants deny the allegations in paragraph 176.

177.           Under the related voting arrangements, the Preferred Stockholders that entered the “total return swap” transactions relinquished to Emmis all rights to exercise discretion in voting the Preferred Stock.

Answer:  Defendants (a) admit that the TRS transactions, including the related voting agreements, are embodied in written documents that speak for themselves, and therefore deny any allegation in paragraph 177 that is contrary to or otherwise inconsistent with any of those documents; (b) deny the allegations in paragraph 177 to the extent not already admitted or denied.

178.           The shares of Preferred Stock that are subject to the “total return swap” agreements, to the extent they still exist, belong to Emmis.

Answer:  Defendants deny the allegations in paragraph 178.

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179.           Emmis has conceded for public accounting purposes that the Preferred Stock subject to the “total return swap” agreements has been “extinguished,” such that Emmis has recorded a gain on its acquisition of the Preferred Stock.

Answer:  Defendants (a) admit that Emmis treats shares acquired in TRS transactions as extinguished for accounting purposes; and (b) admit that Emmis recorded a gain with respect to its acquisition of Preferred Stock in TRS and direct purchase transactions; and (c) except as admitted, deny the allegations in paragraph 179.

180.           Under Indiana law, the Preferred Stock that was acquired and extinguished by Emmis no longer can be legally voted, by anyone.

Answer:  Defendants deny the allegations in paragraph 180.

181.           Moreover, Indiana law does not permit a corporation to direct the vote of its own shares, except in the exercise of a bona fide exercise of fiduciary duty to a third party.

Answer:  Defendants (a) state that Indiana law speaks for itself, and that paragraph 181 is a legal conclusion to which no response is required; and (b) deny the allegations in paragraph 181 to the extent any response is required.

182.           Indiana law and policy do not permit an Indiana corporation to acquire beneficial ownership of its own capital stock while preserving the nominal exercise of voting rights by the selling stockholders.  More particularly, Indiana law and policy do not permit such a scheme when its purpose it to facilitate self-dealing and self-perpetuation by the corporation’s management, to the detriment of stockholders.

Answer:  Defendants (a) admit that Indiana law and policy speaks for itself, and that paragraph 182 consists of legal conclusions to which no response is required; (b) deny that any of them participated in any “scheme” to “facilitate self-dealing and self-perpetuation by the corporation’s management to the detriment of stockholders”; and (c) deny the allegations in paragraph 182 to the extent (i) not already denied; and (ii) any response is required.

183.           The “total return swap” agreements and related voting arrangements are unauthorized, illegal, and against the public policy of the State of Indiana.

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Answer:  Defendants deny the allegations in paragraph 183.

184.           The “total return swap” agreements and related voting arrangements are unenforceable and void.

Answer:  Defendants deny the allegations in paragraph 184.

185.           The “total return swap” agreements and related voting arrangements were created and entered into by Emmis for the purpose of increasing the number of shares of Preferred Stock that Emmis would purport to control in connection with proposed amendments to the Emmis Articles of Incorporation that would strip all the rights and privileges of the remaining Preferred Stockholders, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right.

Answer:  Defendants deny the allegations in paragraph 185.

186.           The “total return swap” agreements and related voting arrangements were and are a sham, device and artifice designed to strip all rights and privileges of any value to the Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 186.

187.           Plaintiffs are entitled to declaratory relief that the “total return swap” agreements and related voting arrangements violate Indiana law, and are void and unenforceable.

Answer:  Defendants deny the allegations in paragraph 187.

188.           Plaintiffs are entitled to declaratory relief that the shares of Preferred Stock subject to the “total return swap” agreements were, as a matter of law and equity, owned by Emmis upon execution of those agreements, extinguished, and not outstanding or entitled to any vote.

Answer:  Defendants deny the allegations in paragraph 188.

189.           Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that was acquired by Emmis pursuant to the “total return swap” agreements.

Answer:  Defendants deny the allegations in paragraph 189.

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COUNT VIII

(Violations of Emmis’ Articles of Incorporation –
Issuance of Preferred Stock to Emmis’ “2012 Retention Plan Trust”)

190.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

Answer:  Defendants incorporate by reference their answers to paragraphs 1 through 189.

191.           This Count is brought against Defendant Emmis Communications Corporation.

Answer:  Defendants admit that Count VIII is asserted against Emmis, and deny there is any legal basis for doing so.

192.           The 2012 Retention Plan Trust was not created for a legitimate business purpose, but was instead created by Emmis for the purpose of increasing the number of shares of Preferred Stock that Emmis would purport to control in connection with proposed amendments to the Emmis Articles of Incorporation that would strip all the rights and privileges of the remaining Preferred Stockholders, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right.

Answer:  Defendants deny the allegations in paragraph 192.

193.           The 2012 Retention Plan Trust was and is a sham, device and artifice designed to strip all rights and privileges of any value to the Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 193.

194.           Emmis’ issuance of 400,000 shares of Preferred Stock to the 2012 Retention Plan Trust constitutes the issuance of a series of stock that will, in effect, rank senior to the Preferred Stock held by Plaintiffs, in terms of voting and other rights (the “New Preferred Stock”).

Answers:  Defendants deny the allegations in paragraph 194.

195.           Emmis’ issuance of 400,000 shares of this New Preferred Stock to the 2012 Retention Plan Trust, so that it can purport to exert control over the vote of two-thirds of the Preferred Stock, constitutes the effective amendment of the Articles of Incorporation in a manner that will adversely affect the rights of holders of Preferred Stock in Emmis.

Answer:  Defendants deny the allegations in paragraph 195.

196.           Section 7.3 of Exhibit A to the Amended Articles of Incorporation of Emmis states:

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The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Preferred Stock will be required for the issuance of any class or series of stock, or security convertible into the Corporation’s stock, ranking senior to the Preferred Stock as to dividends, liquidation rights or voting rights and for amendments to the Corporation’s Articles of Incorporation that would adversely affect the rights of holders of the Preferred Stock; provided, however, that any issuance of shares of preferred stock which rank ratably with the Preferred Stock (including the issuance of additional shares of the Preferred Stock) will not, by itself, be deemed to adversely affect the rights of the holders of the Preferred Stock.  In all such cases, each share of Preferred Stock will be entitled to one vote.

Answer:  Defendants admit the allegations in paragraph 196.

197.           Emmis’ issuance of shares to the 2012 Retention Plan Trust, controlled by Mr. Smulyan, was not an issuance of shares with rights equivalent to those of the outstanding Preferred Stock.  Rather, in conjunction with the shares beneficially owned by Mr. Smulyan under the “total return swap” agreements, Emmis was effectively issuing to Mr. Smulyan a class or series of shares providing direct control over a two-thirds majority of Preferred Stock, enabling him unilaterally to amend Emmis’s Articles of Incorporation and “vote” out of existence all the valuable rights and benefits of the holders of outstanding Preferred Stock.  Such rights are senior to the rights held by the holders of the outstanding Preferred Stock.

Answer:  Defendants deny the allegations in paragraph 197.

198.           Emmis was required by Section 7.3 of the Certificate to obtain the affirmative vote of at least 66 2/3% of the holders of the Preferred Stock before issuing the 400,000 shares of additional preferred stock to the 2012 Retention Plan Trust. The New Preferred Stock issued to the 2012 Retention Plan Trust is effectively Emmis common stock that Mr. Smulyan has attempted to disguise as preferred stock, with superior voting rights, designed to survive just long enough to win the required two-thirds vote.

Answer:  Defendants deny the allegations in paragraph 198.

199.           The public market would value the New Preferred Stock, with the Call Option embedded by Emmis, such that, in economic terms, each share of the New Preferred Stock would have nearly nine times the voting power of every share of existing Preferred Stock.  Under Section 7.3 of the Articles, “the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Preferred Stock will be required for the issuance of any class or series of stock, or security convertible into the Corporation’s stock, ranking senior to the Preferred Stock as to dividends, liquidation rights, or voting rights....” Given the almost 9:1 effective voting right advantage for the New Preferred Stock issued to the 2012 Retention Plan Trust, the issuance of the New Preferred Stock by Emmis required a two-thirds vote by outstanding Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 199.

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200.           Emmis did not seek or obtain such an affirmative vote.

Answer:  Defendants admit the allegations in paragraph 200 and deny that any such vote was legally required.

201.           The issuance of the 400,000 shares of preferred stock to the 2012 Retention Plan Trust was unauthorized, contrary to law, and void.

Answer:  Defendants deny the allegations in paragraph 201.

202.           The 2012 Retention Plan Trust does not hold validly issued shares of Preferred Stock of Emmis, and cannot legally vote the shares that it purports to own.

Answer:  Defendants deny the allegations in paragraph 202.

203.           Plaintiffs are entitled to declaratory relief that the issuance of 400,000 shares of Preferred Stock to the 2012 Retention Plan Trust violated Emmis’ Articles of Incorporation and Indiana law, was unauthorized, and is void.

Answer:  Defendants deny the allegations in paragraph 203.

204.           Plaintiffs are entitled to declaratory relief that the 400,000 shares of Preferred Stock purportedly issued to the 2012 Retention Plan Trust are not outstanding or entitled to any vote.

Answer:  Defendants deny the allegations in paragraph 204.

205.           Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from voting, directing others to vote, or taking any action on votes cast for, the 400,000 shares of Preferred Stock that was issued by Emmis to the 2012 Retention Plan Trust.

Answer:  Defendants deny the allegations in paragraph 205.

COUNT IX

(Violations of Indiana Law — Voting of Preferred Stock

Purportedly Issued to Emmis’ “2012 Retention Plan Trust”)

206.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

Answer:  Defendants incorporate by reference their answers to paragraphs 1 through 205.

207.           This Count is brought against Defendant Emmis Communications Corporation.

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Answer:  Defendants admit that Count IX is brought against Emmis, and deny there is any legal basis for doing so.

208.           Indiana law prohibits subsidiary corporations from voting shares of the stock of a parent corporation, if the parent owns a majority of the subsidiary’s shares.

Answer:  Defendants (a) state that Indiana law speaks for itself, and that paragraph 208 is a legal conclusion to which no response is required; and (b) to the extent any response is required, deny the allegations in paragraph 208.

209.           The purpose and public policy for this prohibition is to ensure that the management and controlling shareholders of such a parent corporation do not abuse their authority to engage in self-perpetuating and self-dealing transactions that may be harmful to the corporation and its owners.

Answer:  Defendants (a) state that Indiana speaks for itself with respect to its content and purpose, and that paragraph 209 is a legal conclusion and/or opinion to which no response is required; and (b) deny the allegations in paragraph 209 to the extent any response is required.

210.           Indiana law provides a limited exception to this rule for instances where a corporation may need to direct the voting of a another entity for purposes of discharging a fiduciary duty, such as where the corporation is the general partner of a stockholding limited partnership, or in the case of a bona fide employee benefit plan.  In such instances, the beneficiaries of that fiduciary duty could act effectively to check the self-interest of the corporation’s management and controlling shareholders.

Answer:  Defendants (a) state that Indiana law speaks for itself, and that paragraph 210 is a legal conclusion and/or opinion to which no response is required; and (b) deny the allegations in paragraph 210 to the extent any response is required.

211.           This limited exception does not authorize or permit the establishment of a sham “employee benefit plan” that has not been established for the purpose of enhancing the welfare of corporate employees, but rather as an illegitimate tool for the corporation and its controlling shareholder to strip away rights and benefits guaranteed by the Articles of Incorporation to holders of Preferred Stock.

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Answer:  Defendants (a) state that Indiana law speaks for itself, and that paragraph 211 is a legal conclusion and/or opinion to which no response is required; (b) deny that Emmis has established a sham employee benefit plan; and (c) deny the allegations in paragraph 211 to the extent (i) not already denied, and (ii) any response is required.

212.           Even if Emmis were authorized to issue the 400,000 shares of purported Preferred Stock to the 2012 Retention Plan Trust, Emmis is not authorized or permitted by Indiana law to vote those shares.

Answer:  Defendants deny the allegations in paragraph 212.

213.           Plaintiffs are entitled to declaratory relief that Emmis is not authorized or permitted by Indiana law to vote, or direct others to vote, or take any action on votes cast for, the 400,000 shares of Preferred Stock purportedly issued to the 2012 Retention Plan.

Answer:  Defendants deny the allegations in paragraph 213.

214.           Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from voting, directing others to vote, or taking any action on votes cast for, the 400,000 shares of Preferred Stock purportedly issued by Emmis to the 2012 Retention Plan.

Answer:  Defendants deny the allegations in paragraph 214.

COUNT X
(Breaches of Fiduciary Duties by Emmis Directors)

215.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

Answer:  Defendants incorporate by reference their answers to paragraphs 1 through 214.

216.           This Count is brought against Defendants Jeffrey H. Smulyan, Patrick M. Walsh, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel (collectively, the “Director Defendants”).

Answer:  Defendants admit that Count X is asserted against Smulyan, Walsh, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel (the “Director Defendants”), and deny there is any legal basis for doing so.

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217.           Each of the individual directors of Emmis owes a fiduciary duty to the shareholders of the corporation, including the Preferred Stockholders, not to engage in conduct that is illegal, ultra vices, or fraudulent, or that otherwise is intended wrongfully to strip the Preferred Stockholders of their unique, established rights.

Answer:  Defendants (a) admit that the Director Defendants have fiduciary duties as provided by Indiana law and deny that any of the Director Defendants has breached any fiduciary duty; (b) deny that the Director Defendants owe fiduciary duties to holders of Preferred Stock; and (c) deny the allegations in paragraph 217 to the extent not already admitted or denied.

218.           Each of the individual directors of Emmis owes a fiduciary duty to the shareholders of the corporation, including the Preferred Stockholders, not to participate in a fraudulent and deceptive scheme by the controlling shareholder to strip the existing rights of the holders of Preferred Stock, through amendments to the Articles of Incorporation and other conduct, for the personal gain of the controlling shareholder.

Answer:  Defendants (a) admit that the Director Defendants have fiduciary duties as provided by Indiana law and deny that any of the Director Defendants has breached any fiduciary duty; (b) deny that the Director Defendants owe fiduciary duties to holders of Preferred Stock; (c) deny that any of the Director Defendants has participated in any “fraudulent and deceptive scheme” and (d) deny the allegations in paragraph 218 to the extent not already admitted or denied.

219.           Each of the Director Defendants has breached these fiduciary duties by approving and authorizing the misconduct alleged herein.

Answer:  Defendants deny the allegations in paragraph 219.

220.           These breaches of fiduciary duties have caused and threaten to cause severe harm to the Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 220.

221.           Plaintiffs are entitled to declaratory relief that the Director Defendants are in breach of their fiduciary duties to the Preferred Stockholders.

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Answer:  Defendants deny the allegations in paragraph 221.

222.           Plaintiffs are entitled to injunctive relief preventing the Director Defendants and their agents from continuing to engage in such breaches of fiduciary duties, including injunctive relief preventing the Director Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that Defendants illegally solicited or obtained and directing the Director Defendants to have Emmis divest the Preferred Stock that was illegally obtained or offer to rescind the transactions through which Preferred Stock or voting control over Preferred Stock was illegally obtained.

Answer:  The Director Defendants deny the allegations in paragraph 222.

COUNT XI
(Breaches of Fiduciary Duties by Controlling Stockholder)

223.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

Answer:  Defendants incorporate by reference their answers to paragraphs 1 through 222.

224.           This Count is brought against Defendant Jeffrey H. Smulyan.

Answer:  Defendants admit that Count XI is asserted against Smulyan and deny there is any legal basis for doing so.

225.           Emmis is a “Controlled Company” as defined in the NASDAQ listing standards because more than 50% of its voting power is held by one individual, Mr. Smulyan.  Mr. Smulyan controls the management of Emmis, and controls over 64% of the vote of Emmis Common Stock.  Moreover, through the manipulative acts and false statements and omissions of material fact discussed above, Mr. Smulyan now effectively controls over two-thirds of the vote of what Emmis and Mr. Smulyan deem to be outstanding Preferred Stock.  Even a person who managed to acquire all of the publicly available shares of Emmis could not defeat any proposal by Mr. Smulyan put to a vote of Emmis stockholders.

Answer:  Defendants (a) admit the allegations in the first sentence of paragraph 225; (b) admit that, as of April 3, 2012, Smulyan possessed total voting power of 63.6% with respect to the Class A and Class B Common Stock; and (c) except as admitted, deny the allegations in paragraph 225.

226.           For purposes of defining the fiduciary duties Mr. Smulyan owes the Preferred Shareholders under Indiana law, Emmis should be treated as a closely-held corporation.

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Answer:  Defendants deny the allegations in paragraph 226.

227.           Mr. Smulyan, as Chairman, director and the controlling stockholder of Emmis, owes a fiduciary duty to the stockholders of the corporation, including the Preferred Stockholders, to deal openly, honestly and fairly with those stockholders.

Answer:  Defendants (a) admit that, as a director but not otherwise, Smulyan has fiduciary duties as provided by Indiana law and deny that he has breached any fiduciary duty; (b) deny that Smulyan (in any of his capacities as officer, director or controlling shareholder) owes fiduciary duties to holders of Preferred Stock; (c) deny that Smulyan has failed to deal openly, honestly and fairly with holders of Preferred Stock; and (d) deny the allegations in paragraph 227 to the extent not already admitted or denied.

228.           Mr. Smulyan, as Chairman, director and the controlling stockholder of Emmis, owes a fiduciary duty to the stockholders of the corporation, including the Preferred Stockholders, not to be distracted from the performance of his official duties by his personal interests.

Answer:  Defendants (a) admit that, as a director but not otherwise, Smulyan has fiduciary duties as provided by Indiana law and deny that he has breached any fiduciary duty; (b) deny that Smulyan (in any of his capacities as officer, director or controlling shareholder) owes fiduciary duties to holders of Preferred Stock; (c) deny that Smulyan is or has been distracted from his official duties by his personal interests; and (d) deny the allegations in paragraph 228 to the extent not already admitted or denied.

229.           Mr. Smulyan has breached these fiduciary duties by proposing, approving and authorizing the misconduct alleged herein.

Answer:  Defendants deny the allegations in paragraph 229.

230.           These breaches have caused and threaten to cause severe harm to the Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 230.

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231.           Mr. Smulyan has a patent and substantial conflict of interest between his personal financial interests as controlling stockholder of Emmis and his fiduciary duties to the Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 231.

232.           Mr. Smulyan cannot vote his own shares of common stock in Emmis, or direct others to vote shares of common stock or Preferred Stock in Emmis, on the subjects outlined in Emmis’ March 13, 2012 Preliminary Proxy Statement, or on other matters affecting the rights of the Preferred Stockholders, without violating his fiduciary duties to the Preferred Stockholders.

Answer:  Defendants deny the allegations in paragraph 232.

233.           Plaintiffs are entitled to declaratory, injunctive, and other appropriate relief, including but not limited to, declaratory relief that Mr. Smulyan is in breach of his fiduciary duties to the Preferred Stockholders, injunctive relief preventing Mr. Smulyan and his agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that Defendants illegally solicited or obtained, and injunctive relief directing Mr. Smulyan to have Emmis divest the Preferred Stock that was illegally obtained or offer to rescind the transactions through which Preferred Stock or voting control over Preferred Stock was illegally obtained.

Answer:  Defendants deny the allegations in paragraph 233.

AFFIRMATIVE AND OTHER DEFENSES

1.           One or more of Counts I through XI fails to state a claim upon which relief can be granted.

2.           Some or all of Plaintiffs’ claims are barred by the doctrines of laches, unclean hands, and/or waiver and estoppel.

3.           By acquiring Emmis Preferred Stock subject to the contractual terms thereof stated in the Articles, Plaintiffs assumed or incurred the risk that those terms might be amended, as also provided for by the Articles, in a manner adverse to their interests.

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COUNTERCLAIM

Counterplaintiff Emmis Communications Corporation (“Emmis” or the “Company”) brings this action against Counterdefendants Zazove Associates LLC (“Zazove”), Corre Opportunities Fund, LP (“Corre”), DJD Group LLLP (“DJD”), Kevan A. Fight (“Fight”) and First Derivative Traders LP (“First Derivative” and, together with Zazove, Corm, DJD and Fight, the “Lock-Up Group”), and alleges that:

Nature of the Action

1.           Emmis seeks a judgment from this Court declaring the legality and/or legal effect of certain actions taken or proposed by the Company and directly or indirectly affecting the rights of the holders of Emmis’ 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”) provided for in Emmis’ Second Amended and Restated Articles of Incorporation (the “Articles”).  Each member of the Lock-Up Group is the holder of Preferred Stock and, in general, the Company actions which are the subject of this Counterclaim are also at issue in the Lock-Up Group’s April 16, 2012 Complaint against Emmis and others (the “Complaint”).

Jurisdiction and Venue

2.           This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1367(a).

3.           Venue is proper in this District pursuant to 28 U.S.C. § 1391.

4.           Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201.

5.           As alleged more specifically below, an actual controversy exists between Emmis and each member of the Lock-Up Group with respect to their respective rights, and the legal

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relations between them, in connection with the legality and/or legal effect of certain actions taken or proposed by Emmis affecting the Preferred Stock.

The Parties

6.           Emmis is a publicly held corporation, organized and existing under the laws of the State of Indiana, with its principal place of business located at One Emmis Plaza, 40 Monument Circle, Indianapolis, Indiana 46204.  Emmis is a diversified media company that, among other business activities, owns and operates radio stations in domestic and international markets.  Emmis’ Class A Common Stock and the Preferred Stock are traded on Nasdaq.

7.           Zazove is a limited liability company organized and existing under the laws of the State of Delaware, with its principal place of business located in Incline Village, Nevada. Upon information and belief, Zazove is an investment advisor that manages portfolios for 12 institutional accounts that (a) collectively own 491,510 shares of Preferred Stock; and (b) assigned to Zazove the claims asserted by Zazove in the Complaint.

8.           Cone is a limited partnership organized and existing under the laws of the State of Delaware, with its principal place of business in New York, New York.  Upon information and belief, Corre owns at least 179,850 shares of Preferred Stock.

9.           DJD is a limited liability limited partnership organized and existing under the laws of the State of Florida, with its principal place of business in Tampa, Florida. Upon information and belief, DJD owns 76,810 shares of Preferred Stock.

10.           Fight is a resident of Ohio who, upon information and belief, owns or controls 57,750 shares of Preferred Stock.

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11.           First Derivative is a limited partnership organized and existing under the laws of the State of Pennsylvania, with its principal place of business in Wynnewood, Pennsylvania. Upon information and belief, First Derivative owns 5,500 shares of Preferred Stock.

The Proposed Amendments

12.           Emmis’ preliminary Schedule 14A filed with the Securities Exchange Commission (“SEC”) on March 13, 2012, as revised April 16, 2012 (the “Preliminary Proxy”) states that, at a future special meeting of Emmis shareholders, the holders of (a) Emmis Class A Common Stock (the “Class A Common Stock”), (b) Emmis Class B Common Stock (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) and (c) the Preferred Stock will be asked to consider and vote on proposals to amend the terms of the Preferred Stock set forth in the Articles, as follows (the “Proposed Amendments”):

(a)	cancel the amount of undeclared dividends in respect of the Preferred Stock that is accumulated but undeclared on or prior to the effectiveness of the Proposed Amendments;

(b)
change the designation of the Preferred Stock from “Cumulative” to “Non-Cumulative” and change the rights of the holders of the Preferred Stock such that dividends or distributions on the Preferred Stock will not accumulate unless declared by the board of directors and subsequently not paid (and thereby effectively cancel associated rights to elect directors in the event of dividend arrearages);

(c)
cancel the restrictions on Emmis’ ability to pay dividends or make distributions on, or repurchase, its Common Stock or other junior stock prior to paying accumulated but undeclared dividends or distributions on the Preferred Stock;

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(d)
change the ability of the holders of the Preferred Stock to require Emmis to repurchase all of such holders’ Preferred Stock upon certain going-private transactions in which an affiliate of Mr. Smulyan participates that do not constitute a change of control transaction, to cause the holders of the Preferred Stock to no longer have such ability;

(e)
change the ability of the holders of the Preferred Stock to convert all of such Preferred Stock to Class A Common Stock upon a change of control at specified conversion prices to cause the holders of the Preferred Stock to no longer have such ability;

(f)
change the ability of holders of the Preferred Stock to vote as a separate class on a plan of merger, share exchange, sale of assets or similar transaction to the ability to vote with the Common Stock on an as-converted basis (except as may otherwise be required by law); and

(g)
change the conversion price adjustment applicable to certain merger, reclassification and other transactions to provide that the Preferred Stock converts into the right to receive property that would have been receivable had such Preferred Stock been converted into Class A Common Stock immediately prior to such transaction.

13.           Prior to filing the Preliminary Proxy, Emmis (a) pursuant to total return swaps and associated voting agreements (the “Swaps and Voting Agreements”) entered into with certain holders of 1,484,679 shares of Preferred Stock, acquired the right to direct the voting of such Preferred Stock (the “Swaps Preferred Stock”) while the holders retained record ownership; (b) purchased Preferred Stock from third parties; and (c) purchased Preferred Stock in the Company’s December 2011 tender offer for Preferred Stock (the “Tender Offer”).

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14.           Pursuant to the Articles, approval of the Proposed Amendments requires (a) the holders of Common Stock, voting as a single class, casting more votes in favor than against the Proposed Amendments (with the shares of Class B Common Stock entitled to ten votes per share); and (b) the affirmative vote of at least two-thirds of the outstanding Preferred Stock, voting as a separate class.

15.            As stated in the Preliminary Proxy, a majority of the Emmis Board of Directors (the “Board”) believes that the Proposed Amendments will have a positive effect on the overall capital structure of Emmis, which will have a beneficial impact on holders of the Common Stock.  More specifically, the Board believes that the Proposed Amendments will (a) provide Emmis with greater flexibility in recapitalizing and improving its balance sheet by reducing the amount of accumulated but undeclared Preferred Stock dividends in arrears under Emmis’ existing capital structure; (b) enhance the value of the Common Stock by changing provisions of the Preferred Stock that restrict distributions on Common Stock, mergers, change of control transactions and going private transactions that do not otherwise constitute a change of control; (c) enhance the value of the Common Stock; and (d) reduce Emmis’ leverage ratio under the formula applied by one or more rating agencies and therefore improve the Company’s position as reported by such agencies by simplifying Emmis’ existing capital structure and enhancing Emmis’ overall leverage profile from a rating agency perspective.

16.            Accordingly, the Board (with the exception of the director appointed by the holders of the Preferred Stock) believes the Proposed Amendments are in the best interests of Emmis and the holders of the Common Stock and recommends that holders of the Common Stock vote for the Proposed Amendments.

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17.           Emmis intends to direct the holders of the Swaps Preferred Stock to vote their Swaps Preferred Stock in favor of the Proposed Amendments.

The 2012 Retention Plan

18.           Emmis’ definitive Schedule 14A filed with the SEC on March 21, 2012 (the “Retention Plan Proxy”) stated that, at a special meeting of Emmis shareholders to be held on April 2, 2012, the holders of the Common Stock would be asked to consider and vote on a new Emmis employee benefit plan designated as the 2012 Retention Plan and Trust Agreement (the “2012 Retention Plan”).  The Retention Plan Proxy further stated that, if the 2012 Retention Plan was approved by the holders of Common Stock, Emmis intended to (a) reissue to the 2012 Retention Plan 400,000 shares of Preferred Stock previously acquired and retired by Emmis; and (b) enter into a “Voting and Transfer Restriction Agreement” with the trustee of the 2012 Retention Plan (the “Retention Plan Voting Agreement”) whereby Emmis would have the right to direct the vote of the Preferred Stock issued to the 2012 Retention Plan (the “Retention Plan Preferred Stock”).

19.           As stated in the Retention Plan Proxy, a majority of the Board believes that adoption of the 2012 Retention Plan and entry into the Retention Plan Voting Agreement would provide Emmis with flexibility to amend the terms of the Preferred Stock as proposed in the Preliminary Proxy.  Further, a majority of the Board believes that the 2012 Retention Plan will (a) increase employee stock ownership opportunities; (b) improve Emmis’ ability to retain a team of outstanding employees; and (c) compensate employees for prior reductions in base salaries, a lack of merit increases for the current year and the increase in the employees’ share of benefit costs.

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20.           Accordingly, the Board believes that the 2012 Retention Plan is in the best interests of Emmis and the holders of Common Stock, and recommended in the Retention Plan Proxy that the holders of Common Stock vote for the 2012 Retention Plan.

21.            At the special meeting of Emmis shareholders held April 2, 2012, the Retention Plan was approved by the holders of the Common Stock.  The Retention Plan Preferred Stock has been issued to the 2012 Retention Plan, and Emmis intends to direct the trustee of the 2012 Retention Plan to vote the Retention Plan Preferred Stock in favor of the Proposed Amendments.

The Lock-Up Agreement

22.           In response to Emmis’ efforts to address the effects of the Preferred Stock on its capital structure through the Tender Offer and the Swaps Voting Agreements, the Lock-Up Group entered into a “Lock-Up Agreement” dated December 12, 2011 and a subsequent “Amendment No. 1 and Extension to Lock-Up Agreement” dated January 31, 2012 (the “Extension”).  The Extension extended the termination date of the Lock-Up Agreement from January 31, 2012 to April 30, 2012.

23.           The Lock-Up Agreement recites Emmis’ efforts to acquire Preferred Stock through the Swaps Voting Agreement and the Tender Offer, and states that “if Emmis is able to obtain the ability to direct the vote of at least 66 2/3% of the issued and outstanding [Preferred Stock] following completion of the Tender Offer,” Emmis may elect to effect the Proposed Amendments.  The Lock-Up Agreement further recites that if the Proposed Amendments are made, the market value of the outstanding Preferred Stock will be “materially and adversely affected, and Emmis may engage in various actions that are currently prohibited or limited by the various terms and provisions of the Preferred Shares.”

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24.           Under the terms of the Lock-Up Agreement, no member of the Lock-Up Group may transfer his/its Preferred Stock or enter into any total return swap or other agreement, arrangement or understanding “which could cause the ability to direct the vote of the Preferred Shares to be transferred or otherwise restricted” without (a) the prior written consent of Lock-Up Group members owning more than two-thirds of the Preferred Stock owned by members of the Lock-Up Group, and in no event less than two members of the Lock-Up Group; and (b) securing any transferee’s agreement to be bound by, and the transferee’s joinder in, the Lock-Up Agreement.

The Complaint and the Votes

25.           The Lock-Up Group filed the Complaint on April 16, 2012.  Among other matters, the Complaint alleges that, under Indiana law, (a) the Swaps and Voting Agreements illegal, unenforceable and void; (b) the Swaps Preferred Stock is not outstanding or entitled to any vote; (c) the issuance of Retention Plan Preferred Stock to the 2012 Retention Plan was contrary to law and void; (d) the Retention Plan Preferred Stock is not outstanding or entitled to any vote; (e) Emmis cannot properly direct the voting of the Swaps Preferred Stock or the Retention Plan Preferred Stock; and (e) the Lock-Up Group is entitled to injunctive relief prohibiting the shareholder votes on the Proposed Amendments, and prohibiting Emmis from directing the vote of the Swaps Preferred Stock and the Retention Plan Preferred Stock.

26.           Holders of a sufficient number of shares of the Common Stock have indicated their intention to approve the Proposed Amendments and the 2012 Retention Plan such that approval of the Proposed Amendments by the holders of the Common Stock is expected.

27.           With the ability to legally direct the vote of the Swaps Preferred Stock and Retention Plan Preferred Stock in favor of the Proposed Amendments, Emmis controls a

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sufficient number of shares of Preferred Stock such that approval of the Proposed Amendments by the holders of outstanding Preferred Stock also is expected, which would allow Emmis to effect the Proposed Amendments.

28.           Emmis believes that the Proposed Amendments are in the best interests of the Company and the holders of Common Stock, and desires to proceed with the actions necessary to conduct the shareholder meeting and votes required to effect the Proposed Amendments.

29.           Emmis further believes that it has the legal rights under Indiana law to direct the voting of the Swaps Preferred Stock and the Retention Plan Preferred Stock in favor of the Preferred Amendments and to thereby effect the Preferred Amendments but, as confirmed by the Complaint, there is an actual controversy between Emmis and the members of the Lock-Up Group with respect to whether Emmis has such legal rights.

30.           Emmis believes that it is in the best interests of Emmis and the holders of Common Stock that the controversy created by the Lock-Up Group be resolved expeditiously.

WHEREFORE,

A.           Defendants request that Court enter judgment in favor of all Defendants and against the Plaintiffs as to all relief sought by Plaintiffs in the Complaint.

B.           Emmis requests that the Court enter judgment declaring that:

1.           The Swaps Preferred Stock is “outstanding” for purposes of Ind.  Code § 23-1-30-2(a);
2.           The Swaps Preferred Stock may be voted at the direction of Emmis in accordance with the Swaps and Voting Agreements and Ind.  Code § 23-1-31-2;
3.           The Retention Plan Preferred Stock has been validly issued to the 2012 Retention Plan in accordance with the Articles;

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4.           The Retention Plan Preferred Stock may be voted at the direction of Emmis in accordance with the Retention Plan Voting Agreement and Ind.  Code §§ 23-1-30-2(c) and 23-1-31-2; and
5.           If the Proposed Amendments are approved by the holders of the Common Stock and by more than two-thirds of the Preferred Stock, and if the appropriate amendments to the Emmis Articles are filed with the Indiana Secretary of State, then the Proposed Amendments will comply with the requirements of Ind.  Code §§ 23-1-38- 3 and 4 and the Articles.

C.           Defendants further request that the Court grant them all other proper relief.

Respectfully Submitted,

/s/ Richard A. Kempf
Richard A. Kempf, Atty.  No. 11597-49
Edward W. Harris III, Atty. No. 7485-49
James A. Strain, Atty.  No. 725-49
Gordon L. Pittenger, Atty. No. 5756-49
Steven C. Shockley, Atty. No. 2179-49
Abram B. Gregory, Atty. No. 25602-49
TAFT STETTINIUS & HOLLISTER LLP
One Indiana Square, Suite 3500
Indianapolis, IN 46204
Telephone:  317-713-3500
Facsimile:  317-713-3699
rkempf@taftlaw. com
harris@taftlaw. com
strain@taftlaw. com
gpittenger@taftlaw. com
sshockley@taftlaw. com
agregory@taftlaw. com

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Daniel J. Leffell (pro hac vice)
PAUL, WEISS, RIFKIN,
    WHARTON & GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Phone:  212-373-3000
Facsimile:  212-757-3990
dleffell@paulweiss.com
Attorneys for Emmis Communications
Corporation, Jeffrey H. Smulyan, Patrick M. Walsh,
J. Scott Enright, Susan B. Bayh, Gary L. Kaseff, Richard A.
Leventhal, Peter A. Lund, Greg A. Nathanson and
Lawrence B. Sorrel.

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Certificate of Service

I certify that a copy of the foregoing was filed electronically on May 1, 2012.  Notice of this filing will be sent to the following parties by operation of the Court’s electronic filing system.  Parties may access this filing through the Court’s system.

Wayne C. Turner
David C. Campbell
Michael R. Limrick
Patrick A. Ziepolt
Bingham Greenebaum Doll LLP
wturner@bgdlegal.com
dcampbell@bgdlegal.com
mlimrick@bdglegal.com
pziepolt@bgdlegal.com

and by United States mail, postage prepaid, upon:

Adam H. Offenhartz (pro hac vice)
Aric H. Wu (pro hac vice)
Gibson Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193

/s/ Richard A. Kempf

EXHIBIT C

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UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF INDIANA INDIANAPOLIS DIVISION
CORRE OPPORTUNITIES FUND, LP,
ZAZOVE ASSOCIATES LLC, DJD GROUP
LLLP, FIRST DERIVATIVE TRADERS LP,
and KEVAN A. FIGHT,

Plaintiffs,
v.

EMMIS COMMUNICATIONS CORPORATION,
JEFFREY H. SMULYAN, PATRICK M. WALSH,
J. SCOTT ENRIGHT, SUSAN B. BAYH, GARY
L. KASEFF, RICHARD A. LEVENTHAL,
PETER A. LUND, GREG A. NATHANSON, and
LAWRENCE B. SORREL,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. 1:12-cv-0491-SEB-TAB

AMENDED COMPLAINT

Plaintiffs Corre Opportunities Fund, LP, Zazove Associates, LLC, DJD Group, LLLP, First Derivative Traders LP, and Kevan A. Fight (“Plaintiffs”), by and through their undersigned attorneys, allege upon knowledge as to themselves, and upon information and belief as to all other matters unless otherwise noted, as follows:

Nature Of Action

1.           This is a civil action seeking declaratory and injunctive relief from multiple violations of federal securities and Indiana corporate laws.  Defendants committed these violations in an unprecedented scheme to fraudulently secure control of and eliminate all the rights and privileges of the preferred stock of Defendant Emmis Communications Corporation (“Emmis” or the “Company”), rendering the securities held by the minority stockholders worthless.  Defendants Jeffrey H. Smulyan, the President, Chief Executive Officer, Chairman of

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the Board and controlling shareholder of Emmis, Patrick M. Walsh, Executive Vice President, Chief Operating Officer and Chief Financial Officer of Emmis, and J. Scott Enright, Executive Vice President, Secretary and General Counsel of Emmis, are the chief architects of this scheme.  Defendants Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel are members of Emmis’ Board of Directors who approved this scheme.

Jurisdiction And Venue

2.           This Court has subject matter jurisdiction over this action pursuant to 15 U.S.C. §§ 78aa, 78j, 78m(d)(3), 78m(e), 78n(a), 78n(e), 78t, and 28 U.S.C. §§ 1331, 1367(a).

3.           Venue is proper in this District pursuant to 15 U.S.C. § 78aa and 28 U.S.C. § 1391.

4.           Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201.

The Parties

5.           Defendant Emmis Communications Corporation is a publicly-traded media company that, inter alia, owns and operates over twenty radio stations, including in New York, Los Angeles, Chicago, St. Louis, Indianapolis, Hungary, Slovakia, and Bulgaria, and publishes several city and regional magazines, including Texas Monthly, Los Angeles, Atlanta, Indianapolis Monthly, Cincinnati, Orange Coast, and Country Sampler.  Emmis’ Class A Common Stock is listed on NASDAQ under the ticker EMMS, and Emmis’ Preferred Stock is listed on NASDAQ under the ticker EMMSP.

6.           Defendant Jeffrey H. Smulyan is the President, Chief Executive Officer, and Chairman of the Board of Directors of Emmis.  Mr. Smulyan owns 559,290 shares of Class A Common Stock, and all 4,722,684 shares of the Class B Common Stock.  Under Emmis’ Articles

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of Incorporation, only Mr. Smulyan can own Class B Common Stock.  Because each share of Class B Common Stock carries ten votes, as compared to one vote for each share of Class A Common Stock, Mr. Smulyan controls over 64% of the vote of Emmis’ common stock.  Emmis is a “Controlled Company” as defined in the NASDAQ listing standards because more than 50% of its voting power is held by one individual, Mr. Smulyan.

7.           Defendant Patrick M. Walsh is the Executive Vice President, Chief Financial Officer and Chief Operating Officer of Emmis and a member of Emmis’ Board of Directors.

8.           Defendant J. Scott Enright is the Executive Vice President, Secretary, and General Counsel of Emmis.

9.           Defendants Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel are members of the Board of Directors of Emmis.

10.           Plaintiff Corre Opportunities Fund, L.P. is a limited partnership organized under the laws of Delaware with its principal place of business at 1370 Avenue of the Americas, New York, NY 10019.  Corre owns 180,750 shares of Emmis Preferred Stock.

11.           Plaintiff Zazove Associates, LLC is a limited liability company organized under the laws of Delaware with its principal place of business at 1001 Tahoe Boulevard, Incline Village, Nevada 89451.  Zazove is an investment adviser that manages portfolios for 12 institutional accounts that collectively own 491,510 shares of Emmis Preferred Stock.  The 12 accounts have assigned to Zazove their claims against Defendants.

12.           Plaintiff DJD Group LLLP is a limited liability limited partnership organized under the laws of Florida with its principal place of business at 4221 West Boy Scout Boulevard, Suite 1000, Tampa, Florida 33607.  DJD owns 76,810 shares of Emmis Preferred Stock.

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13.           Plaintiff First Derivative Traders LP is a limited partnership organized under the laws of Pennsylvania with its principal place of business at 1319 Rutland Lande, Wynnewood, PA 19096.  First Derivative owns 5,500 shares of Emmis Preferred Stock.

14.           Plaintiff Kevan A. Fight is a resident of Ohio who owns or controls 57,750 shares of Emmis Preferred Stock.

Factual Background

15.           Emmis owns the eighth largest publicly traded radio portfolio in the United States based on total listeners.  The domestic radio portfolio is comprised of twenty stations covering leading markets including New York and Los Angeles.  In addition to its domestic radio portfolio, Emmis also owns a portfolio of regional magazines, international radio stations, and digital and interactive businesses.  For the fiscal year ended February 28, 2011, Emmis reported revenues of $251 million and operating cash flow excluding impairments of $36 million.  Total assets were $472 million.

16.           Emmis Chairman and Chief Executive Officer Jeffrey Smulyan, who is also Emmis’ controlling shareholder, has attempted to take the Company private on two separate occasions:  in 2006 and most recently in 2010.

17.           At the time this action was originally filed, Emmis’ common stock was trading at less than $1.00 per share and was subject to delisting proceedings by NASDAQ as a result.

18.           Given the stock decline, Mr. Smulyan’s personal holdings of Emmis’ common stock are now worth less than $5 million, down from over $50 million only five years ago.  Moreover, Mr. Smulyan is personally indebted to the Company under a loan that had a balance of $1.1 million at February 28, 2011.

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19.           Although the market value of Emmis’ common stock has declined, an analysis prepared by BIA Capital Strategies, LLC in April 2010 showed the Company’s total asset value to exceed $620 million.  Concurrently with the BIA valuation, Emmis’ own financial advisor, Moelis & Company (“Moelis”), completed a valuation that similarly ascribed a potential value of $608.9 million to Emmis following a “take private” transaction.  Since these valuations in 2010, Emmis sold three underperforming stations for $149 million in the summer of 2011, further illustrating that Emmis’ assets have substantial value to media buyers that would not only cover Emmis debt obligations of $240 million and preferred obligations of $58 million, but create additional substantial gains for current shareholders.  Mr. Smulyan confirmed this view on Emmis’ value in a conference call on January 12, 2012 when he stated that “I have always agreed that the value of the stock price of this company doesn’t come close to reflecting the value of the company.”

20.           Indeed, it is this view on the disconnect between Emmis’ fundamental value and the trading value of its common and preferred stock that has motivated Mr. Smulyan on two separate occasions to attempt to buy the entire Company from public stakeholders. An additional key to this valuation disconnect is a very valuable off-balance-sheet asset of $110 million that Emmis holds from a put option on one of its Los Angeles radio stations, KMVN-FM, to Grupo Radio Centro, S.A.B. de CV (“GRC”).  Under this agreement, GRC has the right to lease the station from Emmis for $7 million per year until April 2016, and to purchase the station on or before March 27, 2013 for $85.5 million.  If GRC does not exercise its right to purchase the station, Emmis has a put option to require GRC in the last year of the agreement to purchase the station for a $110 million cash purchase price.  This substantial offbalance-sheet asset, when valued at the $85.5 million and $110 million purchase price amounts to 29% and 37%,

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respectively, of Emmis’ total outstanding obligations ($240 million senior debt and $58 million in preferred obligations).

21.           Despite the poor performing Emmis stock price, Emmis executive compensation has not suffered.  For fiscal year-end February 28, 2012, Jeffrey H. Smulyan, the Chief Executive Officer and controlling shareholder, received $2,252,380 in cash compensation as part of a total compensation package of $2,801,472.  This compensation is up 32% versus Mr. Smulyan’s 2011 compensation of $2,128,658, with 98% of that compensation in cash salary and bonus.  Patrick M. Walsh, as Chief Financial Officer and Chief Operating Officer, received $1,337,440 in cash compensation in 2012 as part of a total compensation package that totaled $1,706,639.  This equated to a compensation increase of 75% versus the prior year.  J. Scott Enright, the Secretary and General Counsel, received $1,008,317 in the latest annual period, a 100% increase over the prior year.  In the last two years alone, these three senior executives earned substantial increases in annual compensation with total compensation paid exceeding $9 million, the vast majority being paid in cash, and almost 60% directed to Mr. Smulyan.  Part of this compensation included a $1.7 million cash payment that the Board of Directors authorized in September 2011 for completing a sale of three underperforming radio stations.  As a reference point, the remaining outstanding preferred stock that Emmis has not repurchased, and that Mr. Smulyan and his senior management team are looking to render worthless, would be worth $14.6 million using the Company’s December 2011 tender offering price of $15.56.

22.           When Mr. Smulyan founded Emmis in 1979, he secured voting control of Emmis’s common stock, out of proportion to his economic stake, by establishing a dual class capital structure.  Mr. Smulyan designated himself as the sole owner of Class B Common Stock, entitled to ten votes per share, with holders of Class A Common Stock entitled to only one vote

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per share.  Thus, although there were 34,007,279 shares of Class A Common Stock and 4,722,684 shares of Class B Common Stock outstanding as of March 1, 2012, Mr. Smulyan controls over 64% of the vote of Emmis’s common stock.  Mr. Smulyan remains the largest holder of Common Stock with 4,722,684 Shares of Class B Common Stock and 559,290 shares of Class A Common Stock, giving him the largest economic interest in the Common Stock, in addition to his voting control.

23.           In 1999, Emmis issued 2,875,000 shares of 6.25% Series A Cumulative Preferred Convertible Preferred Stock for $50 per share or approximately $144 million in aggregate proceeds.  Under the terms of the governing Certificate of Designations (the “Certificate”), the Preferred Stock is entitled to certain rights, privileges and protections, including cumulative quarterly dividends at a rate of 6.25% annually.  In the event the Company is not current with respect to the dividends, the Certificate prohibits the repurchase of securities ranking ratably or junior to the Preferred Stock (including the Common Stock), as well as the payment of dividends or other distributions to junior securities.  In addition, the Certificate requires Emmis to repurchase the Preferred Stock at a price equal to $50 per share, plus accrued and unpaid dividends, in the event Mr. Smulyan takes the Company private (the “Take Private Put Right”).

24.           Emmis has not paid a dividend on the Preferred Stock since October 2008.  According to Emmis’ Form 10-Q filed on October 12, 2011, the dividends in arrears totaled $26.1 million.  Therefore, by the terms of the Certificate, Emmis is not permitted to repurchase any securities ranking junior or ratably with the Preferred Stock, or make any dividend or distribution on the Common Stock, until is it current with respect to the dividends on the Preferred Stock.  Prior to the commencement of Defendants’ fraudulent scheme described below, the aggregate value of the Preferred Stock’s Take Private Put Right, an amount that must be

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financed and paid in connection with a “take private” transaction, was approximately $170 million.

Mr. Smulyan’s Failed Initial Attempts To Take Emmis Private

25.           On May 25, 2010, Emmis announced that it had entered into a definitive merger agreement with JS Acquisition, LLC, an entity wholly-owned by Smulyan, which would result in Emmis being taken private.  This was Smulyan’s second attempt to buy the Company after a failed takeover effort in 2006.  An analysis prepared in April 2010 by Emmis’ financial advisor, Moelis, showed that, if the Company were taken private, Mr. Smulyan over only a two-year period could reap $38.6 million for a total return of 429% on his existing $9 million equity stake at the time.  This exceptional return was predicated on the Preferred Stock voting to amend the rights and privileges of their securities and exchange the securities at a significant discount to what they were contractually owed.  If Mr. Smulyan had structured the “take private” transaction to pay the Preferred Stock what it was contractually owed, the economics of the transaction would have been less compelling, but still lucrative for Mr. Smulyan.  To be clear, Mr. Smulyan was not investing new capital in the transaction, but instead rolling his common equity stake into the private company.

26.           Key to Mr. Smulyan achieving his exceptional 429% return through the take private was eliminating the Take Private Put Right.  To further this goal, Emmis filed a combined tender offer statement and proxy statement to solicit the Preferred Stockholders’ vote.  Pursuant to the tender offer statement, initially filed on May 27, 2010, Mr. Smulyan caused Emmis to ask Preferred Stockholders to vote to amend the Certificate to eliminate the Take Private Put Right.  In lieu of receiving the contractually required payment (approximately $55.25 per share at that time), Preferred Stockholders were asked to exchange their shares for

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subordinated debt instruments at a rate of $30 principal amount for each $50 liquidation preference of each share of Preferred Stock.  This represented a significant discount in both the amount and form of payment compared to the Take Private Put Right.  At the same time, despite the fact Emmis was not current with respect to dividends on the Preferred Stock, holders of Common Stock were being offered cash of $2.40 per share, representing roughly a 10% premium to the then current trading price.

27.           Success of the tender offer required an amendment to the Certificate governing the Preferred Stock, which by its terms required the affirmative vote of holders of two-thirds of the outstanding issue.  Two-thirds of the holders did not vote in favor of the proposed amendment, the tender offer failed, and Mr. Smulyan was unable to take Emmis private.

Defendants’ Undisclosed Scheme To Create “Zombie Shares”
To Deprive Minority Preferred Stockholders Of Their Rights

28.           Frustrated by his inability to take Emmis private in 2010, Smulyan hatched a brazen scheme in 2011 to eliminate all the rights and privileges of the Preferred Stock, most notably the right to accrued and future dividends and the Take Private Put Right, by attempting to gain voting control of the Preferred Stock through sham derivative and related party transactions and voting to eliminate the rights and preferences contained in the Certificate.  Elimination of these rights and preferences would render the Preferred Stock essentially worthless and pave the way for Mr. Smulyan to “take Emmis private” at a time of his choosing.  At the outset of this scheme, Smulyan’s objections were neither clear to holders of the Preferred Stock nor was any disclosure provided as to his intent.  It was only after each element of this scheme was in place that it became clear to holders what the underlying purpose was, causing Floyd Norris, a leading financial journalist with The New York Times, to comment in his March

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29, 2012 “High & Low Finance” column that Mr. Smulyan had devised “a voting arrangement that the old Chicago Democratic machine would have found all too familiar.”

29.           Without filing any proxy solicitation or tender offer statement, Mr. Smulyan caused Emmis to embark on a Preferred Stock shopping spree with the goal of placing at least two-thirds of the voting power of the Preferred Stock under his control, so he could cause Emmis to unilaterally “vote” out of existence the valuable rights and privileges of the remaining Preferred Stockholders.

30.           Beginning no later than October 2011, Emmis representatives privately approached a number of Preferred Stockholders and confronted them with what Emmis’s Chief Financial Officer and Chief Operating Officer, Patrick M. Walsh, described as a “prisoner’s dilemma.”  Emmis proposed to repurchase holders’ shares of Preferred Stock at a price determined by Emmis, approximately $15 per share.  The repurchases would divest the sellers of any economic or beneficial interest in their Preferred Stock, and Emmis treated the repurchased shares as retired for accounting purposes, booking a gain on extinguishment of the repurchased Preferred Stock of $55.8 million.  Generally, a company cannot vote shares it repurchases, but Emmis had devised a method to achieve what was economically a repurchase and yet “keep the vote alive.”  The repurchases would be structured as “total return swap” transactions whereby holders would receive cash for their shares in the amount of approximately $15 and enter into a voting agreement assigning their voting rights and irrevocable proxies to Emmis.  The result was the creation of what are essentially “zombie shares” that exist solely for controlling the vote of the Preferred Stock, but are otherwise retired and extinguished as far as Emmis is concerned and provide no ongoing economic benefit to the seller.  Plaintiffs contend that these “zombie shares” cannot be treated as “outstanding” for voting purposes under the Certificate and governing law;

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however, Mr. Smulyan and Emmis contend that this device will succeed and are using it to coerce the plaintiffs to sell their shares back at a discount.

31.           In the private discussions with various Preferred Stockholders that commenced no later than October 2011, Emmis’s representatives indicated that the Company would enter into these “total return swap” transactions with two-thirds of the outstanding Preferred Stock.  Holders who did not agree to sell at the Company’s predetermined price ran the risk that the other “prisoners” would agree to the deal.  Emmis would then purport to exercise the voting rights of the “zombie shares” to amend the Certificate and eliminate the rights and privileges of the Preferred Stock, rendering the remaining “living” shares held by minority shareholders virtually worthless in the absence of an expensive litigation challenge.  Emmis representatives told Preferred Stockholders with whom they chose to speak that Emmis had obtained financing from an undisclosed source to complete this transaction.  Essentially, the terms were not negotiable, and the Preferred Stockholders whom Emmis approached were given a short period of time to decide.  To underscore the “prisoner’s dilemma” and pressure Preferred Stockholders into selling their securities, Emmis represented to Preferred Stockholders that various other Preferred Stockholders had already sold their shares back to Emmis through the “total return swap” transactions and that they had better sell their shares back too “before it was too late and all the cash was gone.”

32.           Emmis and its officers disclosed to a lender, in connection with a bank debt amendment signed November 11, 2011, its true purpose for acquiring the Preferred Stock, but withheld public disclosure of this intention, until after Emmis’s “total return swap” transactions were accomplished.

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33.           On November 14, 2011, Emmis filed a Form 8-K stating that it had entered into a Note Purchase Agreement with Zell Credit Opportunities Master Fund, L.P. (“Zell”), under which Zell agreed to purchase up to $35 million in unsecured notes from Emmis, the interest on which would accrue at an annual rate of 22.95%, and the proceeds of which Emmis would use to enter into agreements to acquire Preferred Stock (the “Zell Financing”).  The Form 8-K further stated that Emmis had already “entered into securities purchase agreements with certain holders of its Preferred Stock” under which “Emmis will purchase shares of its Preferred Stock from such holders at prices that are below today’s closing price,” and that “[t]he transactions will settle pursuant to the terms of total return swaps or escrow arrangements, the terms of which provide that until final settlement of these arrangements, the seller agrees to vote its shares in accordance with the prior written instructions of Emmis.” Importantly, the $35 million Zell Financing, which allowed the Company to borrow on the facility in four draws until February 2012, was also designed by Emmis to only add to the prisoner’s dilemma.  It did so by enabling management to emphasize to preferred holders the limited pool of funds to take out the $170 million outstanding in outstanding preferred and that the $15 price for the preferred take-out was non-negotiable.  It also prohibited Emmis from paying already-accrued dividends to Preferred Stockholders.  The threat was starting to become clearer: the terms were take it or leave it, time was running out, and there were a limited number of life boats for Preferred Stockholders.

34.           The following day, on November 15, 2011, Emmis filed a Form 8-K stating that it had purchased 645,504 shares of Preferred Stock, or approximately 23% of the total outstanding shares of Preferred Stock, that “[m]ost of these shares were purchased pursuant to the terms of total return swaps,” and that “these sellers have also entered into agreements to vote their shares

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in accordance with the prior written instructions of Emmis.”  The Form 8-K further stated that Emmis had drawn $11.7 million of the $35 million available to it under the Zell Financing.

35.           On November 22, 2011 Emmis filed a Form 8-K stating that it had purchased an additional 1,035,925 shares of Preferred Stock, that “[t]he transaction will settle pursuant to the terms of a total swap, the terms of which provide that until final settlement of these arrangements, the seller agrees to vote its shares in accordance with the instructions of Emmis,” and that “[f]ollowing the transaction, Emmis will have the right to direct the vote of approximately 56.8% of the outstanding Preferred Stock.” The Form 8-K further stated that Emmis had drawn $28.5 million of the $35 million available to it under the Zell Financing.

36.           The “total return swap” agreements referred to in Emmis’ Form 8-Ks filed on November 14, 15, and 22, 2011, were not attached to the Form 8-Ks.  Instead, Emmis waited until December 2, 2011, to file copies of the agreements.  The agreements require the selling Preferred Stockholders to relinquish to Emmis all economic benefits from the Preferred Stock and to vote the Preferred Stock in accordance with Emmis’ prior written instructions and provide Emmis with an irrevocable five-year term proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’s executive officers.

37.           Emmis’s use of the “total return swaps” to acquire Preferred Stock is deceptive and manipulative.  Although all of the economic and voting rights of the Preferred Stock subject to the “total return swaps” negotiated in October and November 2011 have been relinquished to the issuer, and although Emmis considers the Preferred Stock “extinguished” for accounting purposes (recording a gain on extinguishment of Preferred Stock of $55.8 million), Emmis has not retired for record voting purposes the Preferred Stock subject to the “total return swap” arrangements.  Instead, Emmis asserts that the artifice of a “total return swap” transaction allows

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it to obtain all the benefits of owning the Preferred Stock during the five-year term of the arrangement, but avoid having to retire the Preferred stock until after the securities are formally transferred from Emmis’ transfer agent to Emmis at the end of the term of the arrangement.  By using the “total return swap” artifice, Emmis has fraudulently secured for itself the right to vote shares of Preferred Stock that should instead properly be retired.  The preferred stock is effectively alive only to vote for Emmis to eliminate the rights and value of the preferred shares held by remaining outstanding holders.

38.           At no time during its private solicitation of proxies and offers to acquire Preferred Stock through November 22, 2011 did Emmis or Mr. Smulyan file a proxy solicitation or tender offer statement or otherwise publicly disclose their plan to acquire the voting power of two-thirds of the Preferred Stock and attempt to eliminate the rights of non-tendering holders.

39.           Moreover, although the selling Preferred Stockholders in the “total return swap” transactions are required to provide Emmis with an irrevocable proxy and power-of-attorney to vote the “zombie stock” in the name of one of Emmis’s executive officers, the Company insider who received these irrevocable proxies, Mr. Enright, did not file a Schedule 13D to report beneficial ownership in excess of 5% of the Preferred Stock, or plans, proposals, arrangements and understandings with respect to such shares. Furthermore, although Mr. Smulyan directs and controls how Mr. Enright votes the proxies for the shares, Mr. Smulyan has not made a Schedule 13D filing to report his beneficial ownership of such shares, or plans, proposals, arrangements and understandings with respect to such shares.

Emmis Commences A Public Tender Offer To Retire
Preferred Stock While Concealing Its Intentions

40.           By November 22, 2011, Emmis had completed “total return swap” transactions covering 56.8% of the Preferred Stock, creating a large cohort of “zombie stock” but falling

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short of the two-thirds threshold.  Failing in this initial effort, Mr. Smulyan caused Emmis to take additional measures in furtherance of his scheme to eliminate the rights of Preferred Stockholders.  On December 1, 2011, Emmis commenced a tender offer to purchase and retire Preferred Stock outright.  In so doing, Emmis sought to increase the percentage voting power of its “zombie stock” to cross the critical two-thirds threshold.

41.           On November 30, 2011, Emmis issued a press release announcing a modified “Dutch Auction” tender offer to purchase up to $6,000,000 in Preferred Stock at a price per share not less than $12.50 and not greater than $15.56, representing a purchase price between 20 cents and 26 cents on the dollar.  A modified “Dutch Auction” tender offer allows shareholders to indicate how many shares and at what price they wish to tender their shares within the listed range, and the issuer in turn to determine the lowest price per share that will enable it to purchase the desired number of shares based on the number of shares of Preferred Stock tendered and the prices specified by the tendering shareholders.  Emmis’ tender offer was not for all of the remaining Preferred Stock outstanding, but only for $6,000,000 in value (14.8% to 18.4% of the outstanding Preferred Stock as stated in the tender offer document), which when divided by the high end of the tender offer range $15.56, eliminated just enough shares such that the shares Emmis controlled under “total return swaps” would represent 66.673% of the total outstanding.

42.           On December 1, 2011, Emmis filed a tender offer statement on Schedule TO-I for its modified “Dutch Auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr. Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

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43.           Schedule TO-I for issuer tender offers has explicit “line item” disclosure requirements, such that an issuer must affirmatively disclose any intentions or plans that it has to engage in one or more of an enumerated list of actions or transactions, including changing the rights of securities holders.

44.           Emmis’ Schedule TO-I filings failed to disclose Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in vague and misleading fashion, Emmis’ Schedule TO-I filings merely stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.  Emmis also failed to disclose that in the event this scheme did not work, shares it repurchased outright could be reissued with voting agreements to secure the two-thirds vote.  Emmis would soon adopt this approach only a few weeks later.

45.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.

46.           On January 12, 2012, Emmis held an earnings call.  During the call, an investor noted the Company’s recent purchases of Preferred Stock and specifically asked Mr. Smulyan what the “long-term plan” was in respect of such purchases.  Mr. Smulyan did not disclose Emmis’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, Mr. Smulyan falsely stated that he and the Company were merely “exploring our options.”

47.           On January 30, 2012, Emmis announced in a Form 8-K that it had entered into purchase agreements to acquire another 25,700 shares of Preferred Stock and that, after retiring these 25,700 shares, Emmis would have control of the voting for 61.3% of the remaining

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outstanding Preferred Stock.  Emmis repurchased these shares at $21.50 per share, a 38% premium to the tender offer price, and noted the shares had been cancelled and retired.

Emmis Issues “Self-Destructing” Preferred Stock
To A Trust Controlled By Mr. Smulyan

48.           As a final step in their efforts to eradicate the Preferred Stock’s value, Defendants dispensed with the hassle of finding additional sellers of Preferred Stock and decided instead to simply reissue Preferred Stock that Emmis had just repurchased to an entity at a nominal cost in exchange for voting control of the shares.

49.           In the January 30, 2012 Form 8-K in which it announced that it had entered into purchase agreements to acquire another 25,700 shares of Preferred Stock, Emmis also stated that it “may issue shares of Preferred Stock to a third party or third parties who may agree to vote their shares in accordance with the prior written instructions of Emmis” and that it would have voting control for over two-thirds of the outstanding Preferred Stock if it issued 390,304 shares under such voting arrangements.  (Had Emmis not made the purchase of 25,700 shares at $21.50 it would not have had enough shares to reissue the 390,304 shares.)  While Emmis hinted that it had a third-party “buyer” in mind, investors would have to wait more than six weeks to learn the identity of the supposed “third party” or “third parties.”

50.           Like Emmis’s Schedule TO-I filings, the Form 8-K that Emmis filed on January 30, 2012, failed to disclose Emmis’s plan or intentions to eliminate the rights of the remaining Preferred Stockholders and instead stated, in vague and misleading fashion, that if Emmis obtained voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend the provisions applicable to the Preferred Stock.  Mr. Enright signed the Form 8-K filing on behalf of Emmis.

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51.           On March 13, 2012, Mr. Smulyan caused Emmis to take further coercive action against the minority Preferred Stockholders that were unwilling to sell their shares back to Emmis at the distressed level of 26 cents on the dollar.  Emmis filed a Preliminary Proxy Statement to announce a Special Meeting of shareholders at which holders of Class A Common Stock and holders of Class B Common Stock, voting as a single class, and holders of Preferred Stock would vote on proposed amendments to the Articles of Incorporation.  The proposed amendments would strip all the rights and privileges of the Preferred Stock, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right.  The Preliminary Proxy Statement alleged that Emmis had acquired the ability to vote two-thirds of the Preferred Stock through the voting agreements made as part of the “total return swaps” and a newly disclosed voting agreement with a “2012 Retention Plan Trust,” newly created for the ostensible benefit of company employees, to which Emmis would issue 400,000 shares of Preferred Stock.  The 2012 Retention Plan Trust was not a mere “third party.”  Rather, Mr. Smulyan was designated the Trustee of the 2012 Retention Plan Trust with authority to vote the Preferred Stock issued to the Trust.

52.           Prior to the filing of the Preliminary Proxy Statement, no disclosure had been made with respect to the creation of the 2012 Retention Plan Trust or the issuance of 400,000 shares of Preferred Stock to the Trust.  Unlike most incentive plans that offer common stock or cash to employees, the unusual currency of this plan was to be preferred stock issued to employees at a fraction of the value Emmis had paid to purchase these shares in its public tender offer only weeks before.  It was only subsequent to the filing of the Preliminary Proxy Statement that Emmis then filed a Definitive Proxy Statement on March 21, 2012, announcing a meeting to be held on April 2, 2012 (separate from the meeting to which the Preliminary Proxy Statement

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 referred) at which holders of Class A Common Stock and Class B Common Stock, voting together as a class, would meet to approve the 2012 Retention Plan Trust and the issuance of the 400,000 shares of Preferred Stock to the Trust.

53.           Because Mr. Smulyan controls the Common Stock’s voting power through the super voting Class B, there was no risk shareholders would not approve the establishment of the 2012 Retention Plan Trust and the issuance of the shares.  As acknowledged in the Preliminary Proxy Statement, Emmis’s control of both the “zombie shares” and the 2012 Retention Plan Trust gave the Company the two-thirds vote it needed to eliminate the rights and privileges of the Preferred Stock and render the shares worthless: “The proposals to adopt the Proposed Amendments are expected to be approved by the holders of the Common Stock and Preferred Stock based on (i) the terms of total return swaps and voting agreements which Emmis entered into with certain holders of the Preferred Stock (including the Trustee of the 2012 Retention Plan Trust) and (ii) Mr. Jeffrey H. Smulyan’s intention to vote his shares of Common Stock in favor of the proposals to adopt the Proposed Amendments.”

54.           The issuance of Preferred Stock to the 2012 Retention Plan Trust is another example of Emmis’s use of form over substance to achieve the Company’s goal of securing the two-thirds vote of the Preferred Stock, amending the terms of the securities, and rendering the Preferred Stock worthless.  If the goal of the 2012 Retention Plan Trust was really employee retention, Emmis would not fund the trust with shares of Preferred Stock (which at present, clearly have value) and then cause the trustee (Mr. Smulyan) to vote to eliminate the rights and privileges of those shares, rendering them worthless.  Generally, retention plans are funded with common stock of the employer.  Emmis can unilaterally convert the Preferred Stock issued to the trust to common at any time.  No legitimate purpose existed for Emmis to go through the interim

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step of issuing Preferred Stock to the trust when Emmis has more than enough authorized common stock to fund the program.  The 2012 Retention Plan Trust was created solely to serve as a vehicle for Smulyan to vote shares of Preferred Stock and render the securities worthless.

55.           The Proposed Amendments for the sham “vote” that Defendants have engineered would:

a.
Remove Emmis’ obligation to pay to holders of the Preferred Stock the amount of dividends in respect of their Preferred Stock that are accumulated on or prior to the effectiveness of the Proposed Amendments;

b.
Change the designation of the Preferred Stock from “Cumulative” to “Non-Cumulative” and change the terms such that dividends or distributions on the Preferred Stock will not accrue or be payable unless declared by the board of directors (and thereby eliminate the associated rights to elect directors in the event of dividend arrearages);

c.
Eliminate the restrictions on Emmis’ ability to pay dividends or make distributions on, or repurchase, its Common Stock or other junior stock prior to paying accumulated dividends or distributions on the Preferred Stock;

d.	Remove the ability of the holders of the Preferred Stock to require Emmis to repurchase all of such holders’ Preferred Stock upon certain goingprivate transactions;

e.	Remove the ability of the holders of the Preferred Stock to convert all of such Preferred Stock to Class A Common Stock upon a change of control at specified conversion prices;

f.
Provide that holders of the Preferred Stock will not vote as a separate class on a plan of merger, share exchange, sale of assets or similar transaction but will vote with the Common Stock on an as-converted basis (except as may otherwise be required by law); and

g.
Change the conversion price adjustment applicable to certain merger, reclassification and other transactions to provide that the Preferred Stock converts into the right to receive property that would have been receivable had such Preferred Stock been converted into Class A Common Stock immediately prior to such transaction.

56.           David Gale, an outside director on Emmis’ Board of Directors, voted against the plan to issue 400,000 shares of Preferred Stock to an employee retention plan trust because “he

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believes that there is no economic reason for issuing shares of Preferred Stock to a trust under the 2012 Retention Plan other than to position Emmis to transfer wealth from the holders of the Preferred Stock to holders of the Common Stock,” such as Mr. Smulyan.

57.           It is Mr. Smulyan, however, that controls Emmis, and Defendants are on the brink of a filing a Definitive Proxy Statement with respect to a Special Meeting to carry out their sham “vote” on the Proposed Amendments.

58.           Defendants deliberately waited until they believed that they had acquired voting control of two-thirds of what they deem to be the outstanding Preferred Stock to reveal the plan that they had devised long ago to acquire voting control of the Preferred Stock and unilaterally eliminate the valuable rights and privileges that the Preferred Stockholders acquired when they purchased their Preferred Stock.

59.           By repeatedly disregarding their disclosure obligations, Defendants threaten to stage a sham shareholder vote to deprive Preferred Stockholders of virtually all of their contractual rights and the value of their investments.  As minority holders of Preferred Stock, Plaintiffs are squarely in the crosshairs of Mr. Smulyan and Emmis, and will be irreparably harmed if this scheme is allowed to succeed.

60.           Absent injunctive relief, Defendants will no doubt prevail in their scheme to acquire voting control of two-thirds of the Preferred Stock through false, misleading, selective, and inadequate disclosures to investors and unilaterally “vote” out of existence the rights and privileges of the Preferred Stockholders, all without ever filing a proxy statement, tender offer statement or other disclosure statement with full disclosure of their plans and intentions until it was a fait accompli.  Once Plaintiffs and other Preferred Stockholders are eliminated from Emmis’ capital structure, Defendants will have unfettered power to irrevocably alter the course

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of the Company through, for example, business transactions or combinations that they would not have been able to enter into had the rights and privileges of the Preferred Stockholders not been eliminated, and it will be impossible to later restore the status quo or to adequately address the Preferred Stockholders’ harm with money damages.

COUNT I
(Violation of 15 U.S.C. § 78n(a) and 17 C.F.R. § 240.14a-9)

61.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

62.           This Count is brought against Defendants Emmis Communications Corporation, Jeffrey H. Smulyan, Patrick M. Walsh, and J. Scott Enright.

63.           Section 14(a) of the Securities Exchange Act of 1934, as amended (“the “Exchange Act”), 15 U.S.C. § 78n(a), and the rules and regulations promulgated thereunder, govern the solicitation of proxies.  Pursuant to those statutory and regulatory provisions, proxies must not be solicited without proper compliance with the SEC’s rules and regulations, including Regulation 14A.  These statutory and regulatory provisions also provide that no solicitation of a proxy shall be made by any means which, inter alia, contain a statement that is false or misleading with respect to any material fact, or omits to state any material fact. Moreover, pursuant to 17 C.F.R. § 240.14a-9, no solicitation (not limited to proxy materials) may be made by means of any communication that is false or misleading, or that omits any material fact necessary to make the statements therein false or misleading.

64.           Section 14(a) of the Exchange Act, and rules and regulations promulgated thereunder, require full and fair disclosure in proxy solicitations and proper filing of proxy voting materials.  It was enacted to prevent management and others from obtaining authorization for corporate action by means of inadequate or misleading disclosures.

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65.           As discussed above, without filing any proxy solicitation statement, Emmis representatives, including Messrs. Smulyan, Walsh, and Enright, privately solicited Preferred Stockholders to enter into “total return swap” transactions in which the Preferred Stockholders would be required to vote their Preferred Stock in accordance with Emmis’ prior written instructions and provide Emmis with an irrevocable five-year term proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’ executive officers.

66.           By ignoring the proxy rules and failing to file a proxy solicitation statement, Defendants failed to disclose material information, including all information that is required to be disclosed to investors in connection with a proxy solicitation pursuant to Section 14(a) and the rules promulgated thereunder, and illegally solicited and obtained the voting rights of Preferred Stockholders.

67.           By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock, or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, without filing a proxy solicitation statement and without disclosing its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

68.           Defendants’ failure to file a proxy solicitation statement and disclose all information that is required to be disclosed to investors in connection with a proxy solicitation was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

69.           Had Defendants filed the requisite proxy solicitation statement and fully disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the

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Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to enter into “total return swap” arrangements under which Preferred Stockholders relinquished to Emmis all of the economic benefits and voting rights of their Preferred Stock at a heavily discounted rate of under 26 cents on the dollar, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

70.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote where irrevocable proxies were obtained through sham “total return swap” transactions and without the required disclosures for proxy solicitations.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

71.           Defendants’ failure to file a proxy solicitation statement and disclose all information that is required to be disclosed to investors in connection with a proxy solicitation violates Section 14(a) of the Exchange Act, Regulation 14A, and SEC Rule 14a-9.

72.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 14(a) of the Exchange Act.  Regulation 14A, and SEC Rule 14a-9 by soliciting, without any proxy solicitation statement, Preferred Stockholders to enter into “total return swap” transactions under

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which the Preferred Stockholders would be required to vote their Preferred Stock in accordance with Emmis’ prior written instructions and provide Emmis with an irrevocable proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’ executive officers.

73.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock subject to the “total return swap” transactions that Defendants illegally solicited and obtained.

74.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

75.           Plaintiffs have no adequate remedy at law.

COUNT II
(Violation of 15 U.S.C. § 78m(e) and 17 C.F.R. §§
240.13e-3, 240.13e-4, 240.13e-100, and 240.14d-100)

76.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

77.           This Count is brought against Defendant Emmis Communications Corporation.

78.           Section 13(e) of the Exchange Act, 15 U.S.C. § 78m(e), and the rules and regulations promulgated thereunder, govern the filings and disclosures required when an issuer makes tender offers for its own securities.  Under 17 C.F.R. §§ 240.13e-4 and 240.14d-100, an issuer is required to file certain documents with the SEC, make mandatory disclosures, including disclosures of the intended purpose and effect of its tender offer, and conduct any tender offer in accordance with the provisions of the Exchange Act.

79.           As discussed above, prior to December 1, 2011, without filing any tender offer statement, Emmis representatives, including Messrs. Smulyan, Walsh, and Enright, privately

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approached a substantial number of Preferred Stockholders and pressured them to sell their Preferred Stock, either directly or through “total return swap” transactions.

80.           By ignoring tender offer rules and failing to file a tender offer statement, Defendants failed to disclose material information, including all information that is required to be disclosed to investors in connection with a tender offer, and illegally offered to acquire and obtained beneficial ownership of Preferred Stock.

81.           By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, without filing a tender offer statement and without disclosing its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

82.           Defendants’ failure to file a tender offer statement and disclose all information that is required to be disclosed to investors in connection with a tender offer was at least negligent, if not reckless or deliberate, and is an essential link in Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

83.           Had Defendants filed the requisite tender offer statement and fully disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, at a heavily discounted rate of under 26 cents on the dollar, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other

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remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

84.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

85.           Defendants’ failure to file a tender offer statement prior to December 1, 2011 and disclose all information that is required to be disclosed to investors in connection with a tender offer violates Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100.

86.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100 by offering to acquire and obtaining, without any tender offer statement, Preferred Stock.

87.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through a tender offer without any tender offer statement.

88.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

89.           On December 1, 2011, Emmis filed a Schedule TO-I for its modified “Dutch Auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2,

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2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr. Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

90.           Schedule TO-I for tender offers has explicit “line item” disclosure requirements, such that an issuer must disclose any intentions or plans that it has to engage in one or more of an enumerated list of actions or transactions, including changing the rights of securities holders.

91.           Emmis’ Schedule TO-I filings failed to disclose its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in vague and misleading fashion, Emmis’ Schedule TO-I filings stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.

92.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.  By purchasing and retiring Preferred Stock, Emmis increased the percentage voting power of the outstanding Preferred Stock subject to its control under the “total return swap” arrangements.

93.           Defendants’ failure to disclose all information that is required to be disclosed to investors in connection with its modified “Dutch Auction” tender offer was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

94.           Had Defendants’ Schedule TO-I filings fully disclosed to all of Emmis’ investors Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to

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acquire through the tender offer the shares of Preferred Stock that it did at the prices that it did, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

95.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

96.           Defendants’ failure to disclose in its Schedule TO-I filings all information that is required to be disclosed to investors in connection with a tender offer, including Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, violates Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100.

97.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100 by offering to acquire and obtaining Preferred Stock based on false and misleading Schedule TO-I filings.

98.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through their modified “Dutch Auction” tender offer.

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99.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

100.           As discussed above, Defendants have undertaken a series of transactions designed to acquire the voting power of two-thirds of what they deem to be the outstanding Preferred Stock and eliminate the rights and privileges of the remaining Preferred Stockholders.  If Defendants succeed in stripping the rights and privileges of the Preferred Stock, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right, the Preferred Stock will be virtually worthless and subject to delisting from NASDAQ.

101.           Under 17 C.F.R. §§ 240.13e-3 and 240.13e-100, an issuer must file certain documents with the SEC, including a Schedule 13E-3, and make mandatory disclosures in connection with any transaction or series of transactions that has either a reasonable likelihood or purpose of causing, either directly or indirectly, any class of equity securities of the issuer to be delisted from a national securities exchange.

102.           Emmis has failed to file a Schedule 13E-3 and make the required disclosures in violation of Section 13(e) of the Exchange Act and Exchange Act Rules 13e-3 and 13e-100.

103.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 13(e) of the Exchange Act and Exchange Act Rules 13e-3 and 13e-100 by offering to acquire and obtaining, without any Schedule 13E-3 filing, Preferred Stock.

104.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained without any Schedule 13E-3 filing.

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105.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

106.           Plaintiffs have no adequate remedy at law.

COUNT III
(Violation of 15 U.S.C. § 78n(e) and 17 C.F.R. §§ 240.14e-1, 240.14e-3, and 240.14e-5)

107.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

108.           This Count is brought against Defendants Emmis Communications Corporation, Jeffrey H. Smulyan, Patrick M. Walsh, and J. Scott Enright.

109.           Section 14(e) of the Exchange Act, 15 U.S.C. § 78n(e), and the rules and regulations promulgated thereunder, govern all tender offers and prohibit untrue statements of material fact and omissions in connection with tender offers.  Moreover, 17 C.F.R. §§ 240.14e-1, 240.14e-3, 240.14e-4, and 240.14e-5, prohibit unlawful tender offer practices, tender offer transactions on the basis of material, nonpublic information, and purchases by covered persons outside of formal tender offers.

110.           As discussed above, prior to December 1, 2011, without filing any tender offer statement, Emmis representatives, including Messrs. Smulyan, Walsh, and Enright, privately approached a substantial number of Preferred Stockholders and pressured them to sell their Preferred Stock, either directly or through “total return swap” transactions.

111.           By ignoring tender offer rules and failing to file a tender offer statement, Defendants failed to disclose material information, including all information that is required to be disclosed to investors in connection with a tender offer, and illegally offered to acquire and obtained both economic and beneficial ownership over a majority of the Preferred Stock.

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112.           By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock, or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, without filing a tender offer statement and without disclosing its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

113.           Defendants’ failure to file a tender offer statement and disclose all information that is required to be disclosed to investors in connection with a tender offer was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

114.           Had Defendants filed the requisite tender offer statement and fully disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, at a heavily discounted rate of under 26 cents on the dollar, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

115.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan

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controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

116.           Defendants’ failure to file a tender offer statement prior to December 1, 2011 and disclose all information that is required to be disclosed to investors in connection with a tender offer violates Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5.

117.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5 by offering to acquire and obtaining, without any tender offer statement, Preferred Stock.

118.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through a tender offer without any tender offer statement.

119.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock.

120.           On December 1, 2011, Emmis filed a Schedule TO-I for its modified “Dutch Auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr. Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

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121.           Schedule TO-I for tender offers has explicit “line item” disclosure requirements, such that an issuer must disclose any intentions or plans that it has to engage in one or more of an enumerated list of actions or transactions, including changing the rights of securities holders.

122.           Emmis’ Schedule TO-I filings failed to disclose its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in vague and misleading fashion, Emmis’ Schedule TO-I filings stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.

123.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.  By purchasing and retiring Preferred Stock, Emmis increased the percentage voting power of the outstanding Preferred Stock subject to its control under the “total return swap” arrangements.

124.           Defendants’ failure to disclose all information that is required to be disclosed to investors in connection with its modified “Dutch Auction” tender offer was at least negligent, if not reckless or deliberate, and is an essential link to Defendants’ scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

125.           Had Defendants’ Schedule TO-I filings fully disclosed to all of Emmis’ investors Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to acquire through the tender offer the shares of Preferred Stock that it did at the prices that it did, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining

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Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

126.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

127.           Defendants’ failure to disclose in its Schedule TO-I filings all information that is required to be disclosed to investors in connection with a tender offer, including Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, violates Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5.

128.           Plaintiffs are entitled to declaratory relief that Defendants violated Section 14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4, and 14e-5 by offering to acquire and obtaining Preferred Stock based on false and misleading Schedule TO-I filings.

129.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained through their modified “Dutch Auction” tender offer.

130.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

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131.           Plaintiffs have no adequate remedy at law.

COUNT IV
(Violation of 15 U.S.C. § 78j and 17 C.F.R. § 240.10b-5)

132.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

133.           This Count is brought against Defendants Emmis Communications Corporation, Jeffrey H. Smulyan, Patrick M. Walsh, and J. Scott Enright.

134.           Section 10(b) of the Exchange Act, 15 U.S.C. § 78n(d), and 17 C.F.R. § 240.10b-5 make it unlawful to “employ any device, scheme, or artifice to defraud” or “make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading” in connection with the purchases or sales of securities.

135.           As discussed above, since at least October 2011 and potentially earlier, Defendants have planned to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

136.           Without disclosing in any public filing their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants coerced Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, through what Emmis’ Chief Financial Officer and Chief Operating Officer, Patrick M. Walsh, described as a “prisoner’s dilemma.”  Emmis representatives, including Messrs. Smulyan, Walsh, and Enright, privately approached certain Preferred Stockholders and told them that they had the choice of either selling their Preferred Stock to Emmis at a discounted rate or risk seeing the entire value of their securities eliminated by Emmis.  The terms were not negotiable, and the Preferred Stockholders whom

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Emmis approached were given a short period of time to decide.  Moreover, the Emmis representatives emphasized that there was limited available financing and repurchases would be done on a “first come, first serve” basis.  In this way, Defendants used selective disclosure of non-public information to coerce Preferred Stockholders to sell their Preferred Stock.  By November 22, 2011, Emmis had accumulated 56.8% of the voting power of the Preferred Stock, or over 85% of the required votes for an amendment to the provisions of the Preferred Stock, through Defendants’ fraudulent scheme.

137.           On December 1, 2011, Emmis filed a Schedule TO-I for its modified “Dutch Auction” tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12, 2011, December 14, 2011, January 2, 2012, and January 5, 2012.  Mr. Enright signed the Schedule TO-I filings on behalf of Emmis and personally certified that the information set forth in the Schedule TO-I filings was “true, complete and correct.”

138.           Emmis’ Schedule TO-I filings failed to disclose its plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in false and misleading fashion, Emmis’ Schedule TO-I filings stated that if it obtains voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend provisions applicable to the Preferred Stock.

139.           On January 5, 2012, Emmis announced that it had acquired through the tender offer, and subsequently retired, 164,400 shares of Preferred Stock.  By purchasing and retiring Preferred Stock, Emmis increased the percentage voting power of the outstanding Preferred Stock subject to its control under the “total return swap” arrangements.

140.           On January 12, 2012, Emmis held an earnings call.  During the call, an investor noted the Company’s recent purchases of Preferred Stock and specifically asked Mr. Smulyan

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what the “long-term plan” was.  Mr. Smulyan did not disclose Emmis’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.  Instead, in false and misleading fashion, Mr. Smulyan stated that he and the Company were merely “exploring our options” without disclosing the Company’s true plans and intentions in this regard.

141.           On January 30, 2012, Emmis announced in a Form 8-K that it had entered into purchase agreements to acquire another 25,700 shares of Preferred Stock and that after retiring these 25,700 shares, Emmis would have control of the voting for 61.3% of the remaining outstanding Preferred Stock.  The Form 8-K also stated that Emmis “may issue shares of Preferred Stock to a third party or third parties who may agree to vote their shares in accordance with the prior written instructions of Emmis” and that Emmis would have voting control for twothirds of the outstanding Preferred Stock if it issued 390,304 shares under such voting arrangements.  The Form 8-K failed to disclose Defendants’ plan to eliminate the rights of the remaining Preferred Stockholders and instead stated, in vague and misleading fashion, that if Emmis obtained voting control for two-thirds of the outstanding Preferred Stock it “may” elect to amend the provisions applicable to the Preferred Stock.  Mr. Enright signed the Form 8-K filing on behalf of Emmis.

142.           As discussed above, Defendants have obtained voting control of two-thirds of what they deem to be outstanding Preferred Stock through a series of manipulative acts, and waited until March 13, 2012, when they had essentially already acquired voting control of twothirds of what they deemed to be outstanding Preferred Stock, to finally reveal the plan they had devised long ago to acquire voting control of two-thirds of the Preferred Stock and unilaterally “vote” out of existence the valuable rights and privileges that the Preferred Stockholders

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acquired when they purchased their Preferred Stock. For a period of at least five months (from at least October 2011 to March 13, 2012), therefore, Defendants solicited transactions and traded in Preferred Stock based on material, non-public information.

143.           Had Defendants publicly disclosed to all of Emmis’ investors at the outset their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, Defendants would not have been able to coerce Preferred Stockholders to sell their Preferred Stock, either directly or through “total return swap” transactions, at a discounted rate, would not have accumulated the voting power of the Preferred Stock that they have acquired, would not be in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stockholders of the rights and privileges accorded to their Preferred Stock, and would not be in a position to eliminate, or even threaten to eliminate, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.

144.           Moreover, outside of Defendants, no investor who traded in Preferred Stock prior to March 13, 2012 was aware that Defendants planned to create a trust subject to Mr. Smulyan’s control and issue shares of Preferred Stock to the trust so that they would have the ability to control the vote of over two-thirds of the Preferred Stock and unilaterally “vote” to eliminate the rights and privileges of the Preferred Stock.

145.           Plaintiffs and other investors in Preferred Stock have been injured by, and are suffering ongoing injury as a result of, Defendants’ fraudulent scheme to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders, and Defendants’ manipulative acts and false statements and omissions of material fact in furtherance of such scheme.

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146.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

147.           Plaintiffs are entitled to declaratory relief that Defendants have violated Section 10(b) of the Exchange Act and Exchange Act Rule 10b-5 by failing to publicly disclose their plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders until they had already acquired the two-thirds voting power.

148.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock subject to the “total return swap” transactions that Defendants illegally obtained.

149.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock.

150.           Plaintiffs have no adequate remedy at law.

COUNT V
(Violation of 15 U.S.C. § 78m(d) and 17 C.F.R. §§ 240.13d-1 and 240.13d-101)

151.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

152.           This Count is brought against Defendants Jeffrey H. Smulyan and J. Scott Enright.

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153.           Section 13(d) of the Exchange Act, 15 U.S.C. § 78m(d), and the rules and regulations promulgated thereunder, including 17 C.F.R. §§ 240.13d-1 and 240.13d-101, provide that any person, and any group acting together for the purpose of acquiring, holding, or voting securities of a company, who acquires, either directly or indirectly, the beneficial ownership of more than 5% of a class of securities registered under Section 12 of the Exchange Act must, within 10 days, file a statement on a Schedule 13D or amend an existing Schedule 13D. A primary purpose of Section 13(d) is to alert and inform companies, their shareholders, and the investing public in general regarding share accumulations which could represent a potential shift in corporate control or a potential change in a company’s direction and to compel full disclosure of information critical to shareholders in making informed decisions.

154.           A “beneficial owner” is any person who “directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has . . . [v]oting power which includes the power to vote, or to direct the voting of, such security,” and includes any person who “directly or indirectly, creates or uses a . . . proxy, power of attorney . . . or any other contract, arrangement, or device with the purpose or effect of divesting [the record owner] of beneficial ownership of a security . . . as part of a plan or scheme to evade the reporting requirements of section 13(d) or (g) of the Act.” 17 C.F.R. §§ 240.13d-3(a) and (b).

155.           Under 17 C.F.R. § 240.13d-101, a person who acquires, either directly or indirectly, the beneficial ownership of more than 5% of a class of securities must file a Schedule 13D to “describe any plans or proposals . . . which the reporting person may have which relate to or would result in (a) The acquisition by any person of additional securities of the issuer . . . (b) An extraordinary corporate transaction . . . (e) Any material change in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer’s business or

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corporate structure . . . (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; [or] (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.”

156.           Although the selling Preferred Stockholders in the “total return swap” transactions are required to provide Emmis with an irrevocable proxy and power-of-attorney to vote the Preferred Stock in the name of one of Emmis’ executive officers, the Company insider who received these irrevocable proxies, Mr. Enright, did not file a Schedule 13D to report beneficial ownership in excess of 5% of the Preferred Stock, or plans, proposals, arrangements and understandings with respect to such shares, including, but not limited to, Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

157.           Furthermore, although Mr. Smulyan directs and controls how Mr. Enright votes the proxies for the shares subject to “total return swap” arrangements, Mr. Smulyan has not made a Schedule 13D filing to report his beneficial ownership of such shares, or plans, proposals, arrangements and understandings with respect to such shares.

158.           The failure to file the requisite Schedule 13D and disclose all information that is required to be disclosed to investors in Schedules 13D violates Section 13(d) of the Exchange Act and SEC Rules 13d-1 and 13d-101.  The failure of Mr. Enright and Mr. Smulyan to file the requisite Schedule 13Ds deprived all investors of information necessary to ensure fair trading in Emmis Preferred Stock and will deprive Preferred Stockholders of a fair vote on the Proposed Amendments to the Company’s Articles of Incorporation and the Certificate of Designation for the Preferred Stock.

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159.           Absent injunctive relief, Plaintiffs and other Preferred Stockholders will suffer irreparable harm because Defendants plan to adopt the Proposed Amendments to strip the Preferred Stockholders of all their rights and privileges in a rigged vote.  Because Mr. Smulyan controls the Common Stock and Emmis now controls over two-thirds of the vote of what it deems the outstanding Preferred Stock, the Common Stock and Preferred Stock votes in favor of the Proposed Amendments are a foregone conclusion.

160.           Plaintiffs are entitled to declaratory relief that Mr. Enright and Mr. Smulyan violated Section 13(d) of the Exchange Act and Exchange Act Rules 13d-1 and 13d-101 by failing to file a proper Schedule 13D and failing to disclose Defendants’ purpose, plans, intentions, and agreements with respect to the Preferred Stock for which he holds irrevocable proxies, including, but not limited to, Defendants’ plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders.

161.           Plaintiffs are entitled to injunctive relief preventing Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that they illegally obtained without making the proper disclosures on Schedule 13D.

162.           Plaintiffs are entitled to injunctive relief directing Defendants and their agents to divest the Preferred Stock that they illegally obtained, or offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock, without making the proper disclosures on Schedule 13D.

163.           Plaintiffs have no adequate remedy at law.

COUNT VI
(Violation of 15 U.S.C. § 78t(a))

164.           Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

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165.           This Count is brought against Defendants Jeffrey H. Smulyan, Patrick M. Walsh, J. Scott Enright, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel.

166.           Mr. Smulyan is the President, Chief Executive Officer, and Chairman of the Board of Directors of Emmis.  Emmis is a “Controlled Company” as defined in the NASDAQ listing standards because more than 50% of its voting power is held by Mr. Smulyan.

167.           Mr. Smulyan exercises control over the operations of Emmis, and the conduct of Messrs. Walsh and Mr. Enright as Emmis officers and employees.  Mr. Smulyan had the power and ability to control or influence the particular acts of Emmis, Mr. Walsh, and Mr. Enright giving rise to violations of Sections 10(b), 13(d), 13(e), 14(a), and 14(e) of the Exchange Act.

168.           Mr. Walsh is the Executive Vice President, Chief Operating Officer, and Chief Financial Officer of Emmis and directly reports to Mr. Smulyan.  Mr. Walsh exercises control over the operations of Emmis and had the power and ability to control or influence the particular acts of Emmis giving rise to violations of Sections 10(b), 13(e), 14(a), and 14(e) of the Exchange Act.

169.           Mr. Enright is the Executive Vice President, Secretary, and General Counsel of Emmis and directly reports to Mr. Smulyan.  Mr. Enright exercises control over the operations of Emmis and had the power and ability to control or influence the particular acts of Emmis giving rise to violations of Sections 10(b), 13(e), 14(a), and 14(e) of the Exchange Act.

170.           Ms. Bayh, Mr. Kaseff, Mr. Leventhal, Mr. Lund, Mr. Nathanson, and Mr. Sorrel are members of the Board of Directors of Emmis, exercise control over the operations of Emmis and its management, including Messrs. Smulyan, Walsh, and Enright, and had the power and ability to control or influence the particular acts of Emmis, Mr. Smulyan, Mr. Walsh, and Mr.

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Enright giving rise to violations of Sections 10(b), 13(d), 13(e), 14(a), and 14(e) of the Exchange Act.

171.           As controlling persons of primary violators of the Exchange Act, Mr. Smulyan, Mr. Walsh, Mr. Enright, Ms. Bayh, Mr. Kaseff, Mr. Leventhal, Mr. Lund, Mr. Nathanson, and Mr. Sorrel are liable under Section 20(a) of the Exchange Act, and Plaintiffs are entitled to declaratory, injunctive, and other appropriate relief that applies equally to the primary violators and their control persons.

172.           Plaintiffs have no adequate remedy at law.

COUNT VII
(Violations of Indiana Law – Emmis’ Unauthorized Purchases of Emmis Stock)

173.   Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

174.   This Count is brought against Defendant Emmis Communications Corporation.

175.   Exhibit A to Emmis’ Amended and Restated Articles of Incorporation is the Certificate of Designations for Emmis’ Preferred Stock. Section 3.3 of the Certificate, drafted by and to be construed against Emmis, precludes Emmis from purchasing or otherwise acquiring any “Common Stock or any other stock of the Corporation ranking junior to or ratably with the Preferred Stock as to dividends or upon liquidation, dissolution or winding up . . . unless full Accumulated Dividends shall have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock for all Dividend Payment Periods terminating on or prior to such . . . purchase or acquisition.”

176.   As Section 7.3 of the Certificate makes clear, the category of  stock ranking “ratably with the Preferred Stock” includes the Preferred Stock itself.

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177.   Under its own Certificate of Designations for the Preferred Stock, Emmis could not lawfully purchase or otherwise acquire Preferred Stock, or stock ranking ratably with the Preferred Stock -- whether through purchase agreements, “total return swap” agreements, tender offers, or otherwise -- when it had failed to pay the substantial dividends owed to the holders of the Preferred Stock.

178.   Emmis has failed to pay dividends on the Preferred Stock since October 2008.  According to Emmis’ Form 10-Q filed on October 12, 2011, the dividends in arrears totaled $26.1 million.

179.   Plaintiffs are entitled to declaratory relief that Emmis’ purchases and acquisitions of Preferred Stock, or stock ranking ratably with the Preferred Stock, in 2011 and 2012 - whether through purchase agreements, “total  return swap” agreements, tender offers, or otherwise -- were unauthorized, ultra vires, and void.

180.   Plaintiffs are entitled to declaratory relief that Emmis cannot vote, direct the vote of, or take any action on votes cast for, Preferred Stock, or stock ranking ratably with the Preferred Stock, that it purchased or acquired in 2011 and 2012 -- whether through purchase agreements, “total return swap” agreements, tender offers, or otherwise.

181.   Plaintiffs are entitled to declaratory relief that Emmis’ reissuance of Preferred Stock that it had unlawfully purchased or acquired -- whether through purchase agreements, “total return swap” agreements, tender offers, or otherwise -- was unauthorized, ultra vires, and void.

182.   Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock, or stock ranking ratably with the Preferred Stock, that was unlawfully purchased or acquired by Emmis --

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whether through purchase agreements “total return swap’’ agreements, tender offers, or otherwise -- including such Preferred Stock, or stock ranking ratably with the Preferred Stock, that was illegally purchased or acquired and then subsequently reissued.

183.   Plaintiffs are entitled to injunctive relief directing Emmis and their agents to divest the Preferred Stock, or stock ranking ratably with the Preferred Stock, that they illegally obtained, or offer to rescind the transactions through which they illegally obtained Preferred Stock, or stock ranking ratably with the Preferred Stock, or control over the voting rights of Preferred Stock, or stock ranking ratably with the Preferred Stock.

COUNT VIII
(Violations of Indiana  Law –“Total Return Swap”
Agreements and Related Voting Arrangements)

184.   Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

185.   This Count is brought against Defendant Emmis Communications Corporation.

186.   Emmis coerced and intimidated the Preferred Stockholders with whom it chose to communicate into entering “total return swap” agreements and related voting arrangements.

187.   Under the “total return swap” agreements, the Preferred Stockholders relinquished to Emmis all incidents of beneficial ownership of the Preferred Stock they previously owned.

188.   Under the related voting arrangements, the Preferred Stockholders that entered the “total return swap” transactions relinquished to Emmis all rights to exercise discretion in voting the Preferred Stock.

189.   The shares of Preferred Stock that are subject to the “total return swap” agreements, to the extent they still exist, belong to Emmis.

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190.   Emmis has conceded for public accounting purposes that the Preferred Stock subject to the “total return swap’’ agreements has been “extinguished,” such that Emmis has recorded a gain on its acquisition of the Preferred Stock.

191.   Under Indiana law, the Preferred Stock that was acquired and extinguished by Emmis no longer can be legally voted, by anyone.

192.   Moreover, Indiana law does not permit a corporation to direct the vote of its own shares, except in the exercise of a bona fide exercise of fiduciary duty to a third party.

193.   Indiana law and policy do not permit an Indiana corporation to acquire beneficial ownership of its own capital stock while preserving the nominal exercise of voting rights by the selling stockholders, especially where the vote-holder has a negative economic interest in the share voted.  More particularly, Indiana law and policy do not permit such a scheme when its purpose it to facilitate self-dealing and self-perpetuation by the corporation’s management, to the detriment of stockholders.

194.   The “total return swap” agreements and related voting arrangements are unauthorized, illegal, and against the public policy of the State of Indiana.

195.   The “total return swap” agreements and related voting arrangements are unenforceable and void.

196.   The “total return swap” agreements and related voting arrangements were created and entered into by Emmis for the purpose of increasing the number of shares of Preferred Stock that Emmis would purport to control in connection with proposed amendments to the Emmis Articles of Incorporation that would strip all the rights and privileges of the remaining Preferred Stockholders, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right.

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197.   The ‘‘total return swap” agreements and related voting arrangements were and are a sham, device and artifice designed to strip all rights and privileges of any value to the Preferred Stockholders.

198.   Plaintiffs are entitled to declaratory relief that the “total return swap” agreements and related voting arrangements violate Indiana law, and are void and unenforceable.

199.   Plaintiffs are entitled to declaratory relief that the shares of Preferred Stock subject to the “total return swap” agreements were, as a matter of law and equity, owned by Emmis upon execution of those agreements, extinguished, and not outstanding or entitled to any vote.

200.   Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that was acquired by Emmis pursuant to the “total return swap” agreements.

COUNT IX
(Violations of Indiana Law –
Issuance of Preferred Stock to Emmis’ “2012 Retention Plan Trust”)

201.   Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

202.   This Count is brought against Defendant Emmis Communications Corporation.

203.   The 2012 Retention Plan Trust was not created for a legitimate business purpose, but was instead created by Emmis for the purpose of increasing the number of shares of Preferred Stock that Emmis would purport to control in connection with proposed amendments to the Emmis Articles of Incorporation that would strip all the rights and privileges of the remaining Preferred Stockholders, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right.

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204.   The 2012 Retention Plan Trust was and is a sham, device and artifice designed to strip all rights and privileges of any value to the Preferred Stockholders.

205.   Emmis’ issuance of 400,000 shares of Preferred Stock to the 2012 Retention Plan Trust constitutes the issuance of a series of stock that will, in effect, rank senior to the Preferred Stock held by Plaintiffs, in terms of voting and other rights (the ‘‘New Preferred Stock”).

206.   Emmis’ issuance of 400,000 shares of  this New Preferred Stock to the 2012 Retention Plan Trust, so that it can purport to exert control over the vote of two-thirds of the Preferred Stock, constitutes the effective amendment of the Articles of Incorporation in a manner that will adversely affect the rights of holders of Preferred Stock in Emmis.

207.   Section 7.3 of Exhibit A to the Amended Articles of Incorporation of Emmis states:

The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Preferred Stock will be required for the issuance of any class or series of stock, or security convertible into the Corporation’s stock, ranking senior to the Preferred Stock as to dividends, liquidation rights or voting rights and for amendments to the Corporation’s Articles of Incorporation that would adversely affect the rights of holders of the Preferred Stock; provided, however, that any issuance of shares of preferred stock which rank ratably with the Preferred Stock (including the issuance of additional shares of the Preferred Stock) will not, by itself, be deemed to adversely affect the rights of the holders of the Preferred Stock.   In all such cases, each share of Preferred Stock will be entitled to one vote.

208.   Emmis’ issuance of shares to the 2012 Retention Plan Trust, controlled by Mr. Smulyan, was not an issuance of shares with rights equivalent to those of the outstanding Preferred Stock.  Rather, in conjunction with the shares beneficially owned by Mr. Smulyan under the “total return swap” agreements, Emmis was effectively issuing to Mr. Smulyan a class or series of shares providing direct control over a two-thirds majority of Preferred Stock, enabling him unilaterally to amend Emmis’s Articles of Incorporation and ‘‘vote” out of

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existence all the valuable rights and benefits of the holders of outstanding Preferred Stock. Such rights are senior to the rights held by the holders of the outstanding Preferred Stock.

209.   Emmis was required by Section 7.3 of the Certificate to obtain the affirmative vote of at least 66 2/3% of the holders of the Preferred Stock before issuing the 400,000 shares of additional preferred stock to the 2012 Retention Plan Trust. The New Preferred Stock issued to the 2012 Retention Plan Trust is effectively Emmis common stock that Mr. Smulyan has attempted to disguise as preferred stock, with superior voting rights, designed to survive just long enough to win the required two-thirds vote.

210.   The public market would value the New Preferred Stock, with the Call Option embedded by Emmis, such that, in economic terms, each share of the New Preferred Stock would have nearly nine times the voting power of every share of existing Preferred Stock. Under Section 7.3 of the Articles, “the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Preferred Stock will be required for the issuance of any class or series of stock, or security convertible into the Corporation’s stock, ranking senior to the Preferred Stock as to dividends, liquidation rights, or voting rights....”  Given the almost 9:1 effective voting right advantage for the New Preferred Stock issued to the 2012 Retention Plan Trust, the issuance of the New Preferred Stock  by Emmis required a two-thirds  vote by outstanding Preferred Stockholders.

211.   Emmis did not seek or obtain such an affirmative vote.

212.   The issuance of the 400,000 shares of preferred stock to the 2012 Retention Plan Trust was unauthorized, contrary to law, and void.

213.   The 2012 Retention Plan Trust does not hold validly issued shares of Preferred Stock of Emmis, and cannot legally vote the shares that it purports to own.

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214.   Plaintiffs are entitled to declaratory relief that the issuance of 400,000 shares of Preferred Stock to the 2012 Retention Plan Trust violated Emmis’ Articles of Incorporation and Indiana law, was unauthorized, and is void.

215.   Plaintiffs are entitled to declaratory relief that the 400,000 shares of Preferred Stock purportedly issued to the 2012 Retention Plan Trust are not outstanding or entitled to any vote.

216.   Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from voting, directing others to vote, or taking any action on votes cast for, the 400,000 shares of Preferred Stock that was issued by Emmis to the 2012 Retention Plan Trust.

COUNT X
(Violations of Indiana  Law – Voting of Preferred Stock
Purportedly Issued to Emmis’ “2012 Retention  Plan Trust”)

217.   Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

218.   This Count is brought against Defendant Emmis Communications Corporation.

219.   Indiana law prohibits subsidiary corporations from voting shares of the stock of a parent corporation, if the parent owns a majority of the subsidiary’s shares.

220.   The purpose and public policy for this prohibition is to ensure that the management and controlling shareholders of such a parent corporation do not abuse their authority to engage in self-perpetuating and self-dealing transactions that may be harmful to the corporation and its owners.

221.   Indiana law provides a limited exception  to this rule for instances  where a corporation may need to direct the voting of a another entity for purposes of discharging a fiduciary duty, such as where the corporation is the general partner of a stockholding limited

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partnership, or in the case of a bona fide employee benefit plan.  In such instances, the beneficiaries of that fiduciary duty could act effectively to check the self-interest of the corporation’s management and controlling shareholders.

222.   This limited exception does not authorize or permit the establishment of a sham “employee benefit plan” that has not been established for the purpose of enhancing the welfare of corporate employees, but rather as an illegitimate tool for the corporation and its controlling shareholder to strip away rights and benefits guaranteed by the Articles of Incorporation to holders of Preferred Stock.

223.   Even if Emmis were authorized to issue the 400,000 shares of purported Preferred Stock to the 2012 Retention Plan Trust, Emmis is not authorized or permitted by Indiana law to vote those shares.

224.   Plaintiffs are entitled to declaratory relief that Emmis is not authorized or permitted by Indiana law to vote, or direct others to vote, or take any action on votes cast for, the 400,000 shares of Preferred Stock purportedly issued to the 2012 Retention Plan.

225.   Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from voting, directing others to vote, or taking any action on votes cast for, the 400,000 shares of Preferred Stock purportedly issued by Emmis to the 2012 Retention Plan.

COUNT XI
(Breaches of Fiduciary Duties by Emmis Directors)

226.   Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

227.   This Count is brought against Defendants Jeffrey H. Smulyan, Patrick M. Walsh, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel (collectively, the “Director Defendants”).

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228.   Each of the individual directors of Emmis owes a fiduciary duty to the shareholders of the corporation, including the Preferred Stockholders, not to engage in conduct that is illegal, ultra vires, or fraudulent, or that otherwise is intended wrongfully to strip the Preferred Stockholders of their unique, established rights.

229.   Each of the individual directors of Emmis owes a fiduciary duty to the shareholders of the corporation, including the Preferred Stockholders, not to participate in a fraudulent and deceptive scheme by the controlling shareholder to strip the existing rights of the holders of Preferred Stock, through amendments to the Articles of Incorporation and other conduct, for the personal gain of the controlling shareholder.

230.   Each of the Director Defendants has breached these fiduciary duties by approving and authorizing the misconduct alleged herein.

231.   These breaches of fiduciary duties have caused and threaten to cause severe harm to the Preferred Stockholders.

232.   Plaintiffs are entitled to declaratory relief that the Director Defendants are in breach of their fiduciary duties to the Preferred Stockholders.

233.   Plaintiffs are entitled to injunctive relief preventing the Director Defendants and their agents from continuing to engage in such breaches of fiduciary duties, including injunctive relief preventing the Director Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that Defendants illegally solicited or obtained and directing the Director Defendants to have Emmis divest the Preferred Stock that was illegally obtained or offer to rescind the transactions through which Preferred Stock or voting control over Preferred Stock was illegally obtained.

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COUNT XII
(Breaches of Fiduciary Duties  by Controlling Stockholder)

234.   Plaintiffs repeat and reallege each and every previous allegation as if fully set forth herein.

235.   This Count is brought against Defendant Jeffrey H. Smulyan.

236.   Emmis is a ‘‘Controlled Company” as defined in the NASDAQ listing standards because more than 50% of its voting power is held  by one  individual, Mr. Smulyan.  Mr. Smulyan controls the management of Emmis, and controls over 64% of the vote of Emmis Common Stock.  Moreover, through the manipulative acts and false statements and omissions of material fact discussed above, Mr. Smulyan now effectively controls over two-thirds of the vote of what Emmis and Mr. Smulyan deem to be outstanding Preferred Stock.  Even a person who managed to acquire all of the publicly available shares of Emmis could not defeat any proposal by Mr. Smulyan put to a vote of Emmis stockholders.

237.   For purposes of defining the fiduciary duties Mr. Smulyan owes the Preferred Shareholders under Indiana law, Emmis should be treated as a closely-held corporation.

238.   Mr. Smulyan, as Chairman, director and the controlling stockholder of Emmis, owes a fiduciary duty to the stockholders of the corporation, including the Preferred Stockholders, to deal openly, honestly and fairly with those stockholders.

239.   Mr. Smulyan, as Chairman, director and the controlling stockholder of Emmis, owes a fiduciary duty to the stockholders of the corporation, including the Preferred Stockholders, not to be distracted from the performance of his official duties by his personal interests.

240.   Mr. Smulyan has breached these fiduciary duties by proposing, approving and authorizing the misconduct alleged herein.

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241.   These breaches have caused and threaten to cause severe harm to the Preferred Stockholders.

242.   Mr. Smulyan has a patent and substantial conflict of interest between his personal financial interests as controlling stockholder of Emmis and his fiduciary duties to the Preferred Stockholders.

243.   Mr. Smulyan cannot vote his own shares of common stock in Emmis, or direct others to vote shares of common stock or Preferred Stock in Emmis, on the subjects outlined in Emmis’ March 13, 2012 Preliminary Proxy Statement, or on other matters affecting the rights of the Preferred Stockholders, without violating his fiduciary duties to the Preferred Stockholders.

244.   Plaintiffs are entitled to declaratory,  injunctive, and other appropriate  relief, including but not limited to, declaratory relief that Mr. Smulyan is in breach of his fiduciary duties to the Preferred Stockholders, injunctive relief preventing Mr. Smulyan and his agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock that Defendants illegally solicited or obtained, and injunctive relief directing Mr. Smulyan to have Emmis divest the Preferred Stock that was illegally obtained or offer to rescind the transactions through which Preferred Stock or voting control over Preferred Stock was illegally obtained.

REQUEST FOR RELIEF

WHEREFORE,  Plaintiffs pray for a judgment against Defendants as follows:

a)   declaring that the Defendants have violated Sections 10(b), 13(d), 13(e), 14(a), 14(e), and 20(a) of the Exchange Act and the rules and regulations promulgated thereunder;

b)   declaring that Defendants have unlawfully purchased or otherwise acquired Preferred Stock, or stock ranking ratably with the Preferred Stock, whether through purchase agreements, “total return swap” agreements, tender offers, or otherwise, when Emmis had failed to pay dividends owed to the holders of the Preferred Stock.

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c)   declaring that Defendants have unlawfully reissued Preferred Stock that Emmis purchased or otherwise acquired, whether through purchase agreements, “total return swap” agreements, tender offers, or otherwise, when Emmis had failed to pay dividends owed to the holders of the Preferred Stock.

d)   enjoining Defendants from any further violations of Sections 10(b), 13(d), 13(e), 14(a), 14(e), and 20(a) of the Exchange Act or the rules and regulations promulgated thereunder;

e)   enjoining the Special Meeting to vote on the Proposed Amendments set forth in the March 13, 2012 Preliminary Proxy Statement;

f)   enjoining the Defendants and their agents from voting, directing others to vote, or taking any action on votes cast for, Preferred Stock;

g)   invalidating any votes of Preferred Stock cast by Defendants or their agents or at the direction of Defendants or their agents;

h)   directing the Defendants and their agents to divest the Preferred Stock that they illegally obtained or to offer to rescind the transactions through which they illegally obtained Preferred Stock or control over the voting rights of Preferred Stock;

i)   declaring that the “total return swap” agreements and related voting arrangements violate Indiana law, and are void and unenforceable;

j)   declaring that the shares of Preferred Stock subject to the “total return swap” agreements were owned by Emmis upon execution of those agreements, extinguished, and not outstanding or entitled to any vote.

k)   declaring that the issuance of shares of Preferred Stock to the 2012 Retention Plan Trust violated Emmis’ Articles of Incorporation and Indiana law, was unauthorized, and is void;

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l)   declaring that the shares of Preferred Stock purportedly issued to the 2012 Retention Plan Trust are not outstanding or entitled to any vote;

m)          declaring that Defendants Jeffrey H. Smulyan, Patrick M. Walsh, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel have breached their fiduciary duties to the Preferred Stockholders;

n)   enjoining Defendants Jeffrey H. Smulyan, Patrick M. Walsh, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, and Lawrence B. Sorrel from any further breaches of fiduciary duties to the Preferred Stockholders;

o)   awarding Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

p)   granting Plaintiffs such other and further relief as the Court may deem just and proper.

Dated: May 18, 2012
Respectfully submitted,

/s/Michael R. Limrick
Wayne C. Turner
David C. Campbell
Michael R. Limrick
Patrick A. Ziepolt
BINGHAM GREENEBAUM DOLL LLP
2700 Market Tower
10 W. Market Street
Indianapolis, IN 46204-4900
(317) 635-8900
(317) 236-9907 (facsimile)
wturner@bgdlegal.com
dcampbell@bgdlegal.com
mlimrick@bgdlegal.com
pziepolt@bgdlegal.com

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– and –
Adam H. Offenhartz (pro hac vice) Aric H. Wu (pro hac vice) GIBSON, DUNN & CRUTCHER LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000 (212) 351-4035 (facsimile)
aoffenhartz@gibsondunn.com awu@gibsondunn.com
Attorneys for Plaintiffs Corre Opportunities Fund, LP, Zazove Associates LLC, DJD Group LLLP, First Derivative Traders LP, and Kevan A. Fight

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CERTIFICATE OF SERVICE

I hereby certify that copies of the foregoing have been served upon counsel, as listed below, this 18th day of May 2012, via this Court's electronic filing system:

Richard A. Kempf
Edward W. Harris
Gordon L. Pittenger
Steven C. Shockley
Abram B. Gregory
James A. Strain
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, IN 46204
rkempf@taftlaw.com
eharris@taftlaw.com
gpittenger@taftlaw.com
sshockley@taftlaw.com
agregory@taftlaw.com
strain@taftlaw.com

and via first-class mail, postage prepaid, to:

Daniel J. Leffell
Paul, Weiss, Rifkin,
Warton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
dleffell@paulweiss.com

s/ Michael R. Limrick
An attorney for Plaintiffs

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